Exhibit 99.2

Royal Bank of Canada first quarter 2013 results

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

TORONTO, February 28, 2013 - Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $2,070 million for the first quarter ended January 31, 2013, up $215 million or 12% from the prior year, and up $159 million or 8% from the prior quarter, reflecting record earnings in both Personal & Commercial Banking and Wealth Management, as well as strong performance in Capital Markets.

“RBC continued its strong momentum, with earnings of over $2 billion in the first quarter, reflecting solid growth across most businesses and effective cost discipline,” said Gordon M. Nixon, RBC President and CEO. “We believe our financial strength and competitive advantages position us to successfully manage through the ongoing industry headwinds, and continue to extend our lead in Canada, while selectively growing our presence globally. Today we are also pleased to announce a 5% increase in our quarterly dividend”.

Q1 2013 compared to Q1 2012

•	Net income of $2,070 million (up 12% from $1,855 million)
•	Diluted earnings per share (EPS) of $1.36 (up $0.14 from $1.22)
•	Return on common equity (ROE) of 19.6% (down from 19.7%)
•	Basel III Common Equity Tier 1 (CET1) ratio of 9.3%

Q1 2013 compared to Q4 2012

•	Net income of $2,070 million (up 8% from $1,911 million)
•	Diluted EPS of $1.36 (up $0.11 from $1.25)
•	ROE of 19.6% (up from 18.7%)

Announced an increase in our quarterly dividend of $0.03 or 5%, to $0.63 per share.

1	First quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
2	Overview
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic, market and regulatory review and outlook
4	Key corporate events of 2013
5	Financial performance
5	Overview
7	Business segment results
7	How we measure and report our business segments
7	Key performance and non-GAAP measures
9	Personal & Commercial Banking
11	Wealth Management
12	Insurance
13	Investor & Treasury Services
14	Capital Markets
15	Corporate Support
16	Quarterly results and trend analysis
17	Results by geographic segment
18	Financial condition
18	Condensed balance sheets
19	Off-balance sheet arrangements
21	Risk management
21	Credit risk
25	Credit quality performance
27	Market risk
29	Liquidity and funding management
33	Capital management
38	Additional financial information
38	Exposures to selected financial instruments
39	Accounting and control matters
39	Related party transactions
40	Interim Condensed Consolidated Financial Statements (unaudited)
45	Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
66	Shareholder information

2        Royal Bank of Canada        First Quarter 2013

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three month period ended or as at January 31, 2013, compared to the three month periods ended January 31, 2012 and October 31, 2012. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2013 (Condensed Financial Statements) and related notes and our 2012 Annual Report. This MD&A is dated February 27, 2013. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting, unless otherwise noted.

Additional information about us, including our 2012 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q1 2013 Report to Shareholders, in other filings with Canadian regulators or the SEC, in other reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the economic, market and regulatory review and outlook for Canadian, U.S., European and global economies, the outlook and priorities for each of our business segments, and the risk environment including our liquidity and funding management. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, operational, legal and regulatory compliance, insurance, reputation and strategic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2012 Annual Report and the Risk management section of this Q1 2013 Report to Shareholders; the impact of changes in laws and regulations, including relating to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Basel Committee on Banking Supervision’s (BCBS) global standards for capital and liquidity reform, over-the-counter derivatives reform, the payments system in Canada, consumer protection measures and regulatory reforms in the U.K. and Europe; general business and economic market conditions in Canada, the United States and certain other countries in which we operate, including the effects of the European sovereign debt crisis, and the high levels of Canadian household debt; cybersecurity; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; judicial or regulatory judgments and legal proceedings; development and integration of our distribution networks; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking statements contained in this Q1 2013 Report to Shareholders are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2012 Annual Report, as updated by the Overview section of this Q1 2013 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2012 Annual Report and the Risk management section of this Q1 2013 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Overview

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, investor services and wholesale banking on a global basis. We employ approximately 80,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 49 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        First Quarter 2013        3

Selected financial and other highlights

	As at or for the three months ended					Change January 31, 2013 vs.
(Millions of Canadian dollars, except per share, number of and percentage amounts)	January 31 2013	October 31 2012		January 31 2012		October 31 2012		January 31 2012
Continuing operations
Total revenue	$7,910	$7,518		$7,574		$392		$336
Provision for credit losses (PCL)	349	362		267		(13)		82
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	705	770		1,211		(65)		(506)
Non-interest expense	4,051	3,873		3,671		178		380
Net income before income taxes	2,805	2,513		2,425		292		380
Net income from continuing operations	2,070	1,911		1,876		159		194
Net loss from discontinued operations	–	–		(21)		–		21
Net income	$2,070	$1,911		$1,855		$159		$215
Segments – Net income from continuing operations
Personal & Commercial Banking	$1,120	$1,034		$1,012		$86		$108
Wealth Management	233	207		188		26		45
Insurance	164	194		190		(30)		(26)
Investor & Treasury Services	80	72		83		8		(3)
Capital Markets	464	410		371		54		93
Corporate Support	9	(6)		32		15		(23)
Net income from continuing operations	$2,070	$1,911		$1,876		$159		$194
Selected information
Earnings per share (EPS) – basic	$1.37	$1.26		$1.23		$0.11		$0.14
– diluted	1.36	1.25		1.22		0.11		0.14
Return on common equity (ROE) (1), (2)	19.6%	18.7%		19.7%		90bp	s	(10)bps
Selected information from continuing operations
EPS – basic	$1.37	$1.26		$1.24		$0.11		$0.13
– diluted	1.36	1.25		1.23		0.11		0.13
ROE (1), (2)	19.6%	18.7%		20.0%		90bp	s	(40)bp	s
PCL on impaired loans as a % of average net loans and acceptances	0.35%	0.37%		0.30%		(2)bp	s	5 bp	s
Gross impaired loans (GIL) as a % of loans and acceptances	0.54%	0.58%		0.64%		(4)bp	s	(10)bp	s
Capital ratios and multiples (3)
Common Equity Tier 1 (CET1) ratio (3)	9.3%	n.a.	(3)	n.a.	(3)	n.a.	(3)	n.a.	(3)
Tier 1 capital ratio	11.5%	13.1%		12.2%		(160)bp	s	(70)bp	s
Total capital ratio	14.3%	15.1%		14.5%		(80)bp	s	(20)bp	s
Assets-to-capital multiple (4)	16.2X	16.7X		16.6X		n.m.		n.m.
Selected balance sheet and other information
Total assets	$837,585	$825,100		$815,016		$12,485		$22,569
Securities	169,225	161,611		165,186		7,614		4,039
Loans (net of allowance for loan losses)	380,984	378,244		353,938		2,740		27,046
Derivative related assets	87,243	91,293		103,341		(4,050)		(16,098)
Deposits	514,661	508,219		489,827		6,442		24,834
Common equity	40,500	39,453		36,159		1,047		4,341
Average common equity (1)	40,000	38,850		35,600		1,150		4,400
Risk-weighted assets (RWA)	303,128	280,609		285,508		22,519		17,620
Assets under management (AUM)	356,900	343,000		316,300		13,900		40,600
Assets under administration (AUA) – RBC (5)	781,800	764,100		709,900		17,700		71,900
– RBCIS (6)	2,995,600	2,886,900		2,709,800		108,700		285,800
Common share information
Shares outstanding (000s) – average basic	1,445,489	1,444,189		1,439,252		1,300		6,237
– average diluted	1,469,330	1,469,304		1,467,527		26		1,803
– end of period	1,446,267	1,445,303		1,440,857		964		5,410
Dividends declared per share	$0.60	$0.60		$0.54		$–		$0.06
Dividend yield (7)	4.1%	4.4%		4.4%		(30)bp	s	(30)bp	s
Common share price (RY on TSX)	$62.12	$56.94		$52.37		$5.18		$9.75
Market capitalization (TSX)	89,842	82,296		75,458		7,546		14,384
Business information from continuing operations (number of)
Employees (full-time equivalent) (FTE)	74,434	74,377		68,337		57		6,097
Bank branches	1,363	1,361		1,345		2		18
Automated teller machines (ATMs)	5,096	5,065		4,704		31		392
Period average US$ equivalent of C$1.00 (8)	$1.005	$1.011		$0.987		$(0.006)		$0.018
Period-end US$ equivalent of C$1.00	$1.003	$1.001		$0.997		$0.002		$0.006
(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE and Average common equity. For further details, refer to the Key performance and non-GAAP measures section.
(2)	These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section.
(3)	Effective the first quarter of 2013, we calculate capital ratios and Assets-to-capital multiple using the Basel III framework. The capital ratios are calculated on the “all-in” basis. The prior periods’ capital ratios and Assets-to-capital multiple were calculated using the Basel II framework. Basel III and Basel II are not directly comparable. The CET1 ratio is a new regulatory measure under the Basel III framework. The CET1 ratio is not applicable (n.a.) for prior periods as Basel III was adopted prospectively, effective the first quarter of 2013. For further details, refer to the Capital management section.
(4)	Effective the first quarter of 2013, Assets-to-capital multiple is calculated on a transitional basis as per the Office of the Superintendent of Financial Institutions (OSFI) Capital Adequacy Requirements (CAR) Guideline.
(5)	RBC AUA includes $37.1 billion (October 31, 2012 – $38.4 billion; January 31, 2012 – $35.7 billion) of securitized mortgages and credit card loans.
(6)	RBC Investor Services (RBCIS), formerly RBC Dexia, AUA represented the total AUA of the entity, of which we had a 50% ownership interest prior to July 27, 2012.
(7)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(8)	Average amounts are calculated using month-end spot rates for the period.
n.m.	not meaningful

4        Royal Bank of Canada        First Quarter 2013

Economic and market review and outlook – data as at February 27, 2013

Canada

The Canadian economy grew in the fourth calendar quarter of 2012 at an estimated rate of 0.5% driven by moderate consumer spending and business investment. Despite weaker than expected economic growth in the second half of calendar 2012, the unemployment rate decreased to 7.0% in January 2013 from 7.2% in November 2012, the lowest level in four years. Housing market activity contracted in the fourth calendar quarter of 2012. We expect economic growth in calendar 2013 of approximately 2%. Household credit growth is anticipated to moderate further with household debt-to-income ratios stabilizing over time. In January 2013, the Bank of Canada maintained the overnight rate at 1% and indicated that any increase in interest rates is unlikely in the near term due to continued global uncertainty.

U.S.

The U.S. economy contracted mildly in the fourth calendar quarter of 2012 at an estimated rate of (0.1)% despite a continued recovery in the housing market, improved business investment and higher consumer spending. The unexpected decline in economic growth resulted from a slowdown of inventory building, weaker net exports and significantly lower government spending mainly reflecting uncertainty about the U.S. fiscal outlook. These factors are believed to be temporary and we expect the U.S. economy to rebound in the first calendar quarter of 2013. Economic growth in calendar 2013 is expected at 2.1%. In order to provide sustained improvement in labour market conditions the Federal Reserve continued to maintain interest rates at historically low levels and announced its intention to provide further non-traditional policy stimulus.

Europe

The Euro area economy contracted in the fourth calendar quarter of 2012 at an estimated rate of (0.6)%, reflecting a deepening recession. Despite positive developments such as the European governments’ further support of Greece’s debt sustainability and the reaching of agreement on a common bank supervisory framework for the Euro area, the economy is expected to remain weak. In calendar 2013 the economy is expected to contract at an estimated rate of (0.3)%, however the outlook for the economy depends on the effectiveness of policy actions. The European Central Bank’s policy interest rate is expected to be maintained at 0.75% for calendar 2013.

Financial markets

Global capital markets strengthened during our first fiscal quarter of 2013, as economic headwinds eased and certain policy decisions made by European and U.S. governments reduced investor concerns. For the first two months of the quarter downward pressure on U.S. equity markets remained, but markets rebounded in January 2013 after partial resolution of the U.S. fiscal cliff. Credit spreads generally narrowed and yields have declined, particularly in peripheral European economies, and the U.S. Funding conditions for European banks improved during the first fiscal quarter of 2013 as corporate bond demand remained robust. Equity markets in Europe have generally outperformed other markets during the first fiscal quarter of 2013.

Regulatory environment

We continue to monitor and prepare for global and domestic regulatory developments such as the Volcker Rule under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and other Dodd-Frank initiatives, the U.S. Foreign Account Tax Compliance Act, changes to capital and liquidity requirements under the BCBS’ global standards (Basel III), Over-the-Counter (OTC) derivatives reform and other financial reforms. In October 2012, the Enhanced Disclosure Task Force (EDTF) of the Financial Stability Board released its recommendations for enhanced risk disclosures for banks and other financial institutions. In December 2012, the U.S. Federal Reserve released proposed rules for enhanced supervision of foreign banks operating in the U.S., pursuant to sections 165 and 166 of the Dodd-Frank Act. The rules include a requirement to create a separately capitalized U.S. intermediary holding company (IHC) to hold all U.S. bank and non-bank subsidiaries, against which enhanced prudential regulations would apply. These include additional capital, liquidity and leverage requirements and other enhanced supervisory standards pertaining to risk management, stress testing, and limits on debt-to-equity ratios and single-name credit exposures. While most of the proposed changes would apply to the IHC, certain requirements would also extend to business activities conducted within U.S. branches. We continue to respond to these and other developments and are working to minimize any potential business or economic impact.

For further details on risk factors resulting from global regulatory developments which may affect our business and financial results, refer to the Risk management – Top and emerging risks section of our 2012 Annual Report. For further details on our framework and activities to manage risks, refer to the Risk management and Capital management sections of our 2012 Annual Report.

Key corporate events of 2013

Canadian auto finance and deposit business of Ally Financial Inc.

On February 1, 2013, we completed the acquisition of 100% of the shares of the Canadian auto finance and deposit business of Ally Financial Inc. for a $1.4 billion investment net of excess capital. Including the excess capital and after certain closing adjustments, the total consideration paid was $3.7 billion. Ally’s Canadian operations provide financial services, including floor plan financing, directly to auto dealers and also offer financing for consumers through dealerships. The acquisition allows us to add scale to our existing consumer and commercial auto financing businesses.

Royal Bank of Canada        First Quarter 2013        5

Financial performance

Overview

Q1 2013 vs. Q1 2012

We reported net income of $2,070 million, up $215 million or 12% from a year ago. Diluted earnings per share (EPS) of $1.36 was up $0.14 and return on common equity (ROE) was 19.6%. Our Common Equity Tier 1 (CET1) ratio was 9.3%. The increase in net income reflected solid volume growth in Canadian Banking and strong growth in our lending and loan syndication, debt origination and mergers and acquisitions (M&A) businesses. Higher average fee-based client assets, increased transaction volumes and higher performance fees in Wealth Management, as well as our ongoing focus on cost management also contributed to the increase. These factors were partially offset by a higher effective tax rate, a higher provision for credit losses (PCL) in Capital Markets on a couple of accounts and increased costs in support of business growth. In addition, Insurance results decreased mainly reflecting lower investment income due to net investment gains last year. While our earnings have increased, our ROE decreased 10 basis points (bps) as we held higher common equity as a result of Basel lll capital requirements that became effective Q1 2013.

Effective the third quarter of 2012, we no longer have discontinued operations, as the sale of our U.S. regional retail banking operations closed in the second quarter of 2012. Net loss from discontinued operations was $21 million last year due to operating losses related to our U.S. regional retail banking operations.

For further details on our results, refer to the Business segment results section. For further details on our CET1 ratio, refer to the Capital management section.

Q1 2013 vs. Q4 2012

Net income increased $159 million or 8% from the prior quarter. Diluted EPS increased $0.11 and ROE was up 90 bps from last quarter. The increase in net income was primarily driven by higher trading results in Capital Markets, higher M&A activity, and strong growth in loan syndication. Lower PCL and seasonally lower marketing costs in Canadian Banking also contributed to the increase. In addition, our current quarter results included semi-annual performance fees in Wealth Management. These factors were partially offset by a higher effective tax rate, higher reinsurance and disability claims costs in Insurance, and increased PCL in Capital Markets on a couple of accounts.

Estimated impact of foreign currency translation on our financial results

Our foreign currency-denominated results are impacted by exchange rate fluctuations. Revenue, PCL, insurance policyholder benefits, claims and acquisition expense (PBCAE), non-interest expense and net income denominated in foreign currency are translated at the average rate of exchange for the period.

The estimated impact of foreign currency translation on key income statement items was not significant for the three month periods ended Q1 2013 vs. Q1 2012 and Q1 2013 vs. Q4 2012.

Changes in the relevant average exchange rates that impact our business are shown in the following table:

	For the three months ended
(Average foreign currency equivalent of C$1.00) (1)	January 31 2013	October 31 2012	January 31 2012
U.S. dollar	1.005	1.011	0.987
British pound	0.626	0.630	0.630
Euro	0.758	0.790	0.750

(1)	Average amounts are calculated using month-end spot rates for the period.

Certain of our business segment results are impacted by fluctuations in the exchange rates in the previous table. For further details, refer to the Business segment results section.

6        Royal Bank of Canada        First Quarter 2013

Total revenue

	For the three months ended
(Millions of Canadian dollars)	January 31 2013	October 31 2012	January 31 2012
Interest income	$5,277	$5,202	$5,171
Interest expense	1,992	2,027	2,168
Net interest income	$3,285	$3,175	$3,003
Investments (1)	1,524	1,465	1,283
Insurance (1)	1,021	1,098	1,550
Trading	356	258	396
Banking (1)	1,069	1,019	905
Underwriting and other advisory	469	375	294
Other (1)	186	128	143
Non-interest income	$4,625	$4,343	$4,571
Total revenue	$7,910	$7,518	$7,574
Additional information
Total trading revenue
Net interest income	$438	$367	$388
Non-interest income	356	258	396
Total trading revenue	$794	$625	$784

(1)	Refer to the Financial performance section of our 2012 Annual Report for the definition of these categories.

Q1 2013 vs. Q1 2012

Total revenue increased $336 million or 4% from last year.

Net interest income increased $282 million or 9%, mainly due to solid volume growth across all businesses in Canadian Banking. Strong growth in our lending business in Capital Markets and higher trading-related net interest income also contributed to the increase.

Investment-related revenue increased $241 million or 19%, mainly due to incremental revenue related to our additional 50% ownership of RBC Investor Services (RBCIS), and higher average fee-based client assets and increased transaction volumes in Wealth Management.

Insurance revenue decreased $529 million or 34%, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE.

Trading revenue in non-interest income decreased $40 million. Total trading revenue, which comprises trading-related revenue recorded in net interest income and non-interest income, was $794 million, up $10 million or 1%, mainly due to higher fixed income trading revenue including gains on bank-owned life insurance (BOLI) stable value products as compared to losses in the prior year. This factor was partially offset by lower trading revenue in our equity trading business, largely in the U.S., and our foreign exchange and commodities trading businesses.

Banking revenue increased $164 million or 18%, mainly due to strong growth in our loan syndication business and higher credit card transaction volumes.

Underwriting and other advisory revenue increased $175 million or 60%, mainly due to higher M&A activity, largely in Canada and the U.S., and higher debt and equity origination, primarily in the U.S.

Other revenue increased $43 million or 30%, mainly due to gains on certain available-for-sale (AFS) securities including the disposition of our LME (London Metal Exchange) shares.

Q1 2013 vs. Q4 2012

Total revenue increased $392 million or 5% from the prior quarter, mainly due to higher trading revenue, strong growth in M&A activity in Canada and the U.S., higher loan syndication in the U.S. and higher debt origination across most geographies. Higher average fee-based client assets, increased transaction volumes and the semi-annual performance fees earned in the current quarter in Wealth Management also contributed to the increase. In addition, our revenue was favourably impacted by increased foreign exchange revenue in Investor & Treasury Services and solid volume growth including increased credit card transaction volumes, largely offset by lower spreads in our Canadian Banking businesses. These factors were partially offset by the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE.

Provision for credit losses

Q1 2013 vs. Q1 2012

Total PCL increased $82 million or 31% from a year ago, mainly reflecting higher provisions in Capital Markets on a couple of accounts and higher provisions in our Caribbean portfolios. These factors were partially offset by lower write-offs related to our credit card portfolio reflecting improved credit quality.

Q1 2013 vs. Q4 2012

Total PCL decreased $13 million or 4% from the prior quarter, largely reflecting lower provisions in our Canadian business lending, residential mortgage and retail lending portfolios. These factors were partially offset by higher provisions in Capital Markets on a couple of accounts.

Insurance policyholder benefits, claims and acquisition expense

Q1 2013 vs. Q1 2012

PBCAE decreased $506 million or 42% from a year ago, mainly due to the change in fair value of investments backing our policyholder liabilities and lower claims costs in Canadian insurance products. For further details, refer to the Insurance section.

Royal Bank of Canada        First Quarter 2013        7

Q1 2013 vs. Q4 2012

PBCAE decreased $65 million or 8% from the prior quarter, primarily due to the change in fair value of investments noted above, a net favourable change in actuarial adjustments reflecting management actions and assumption changes and lower claims costs in life, home and auto products. These factors were partially offset by higher reinsurance claims costs.

Non-interest expense

	For the three months ended
(Millions of Canadian dollars)	January 31 2013	October 31 2012	January 31 2012
Salaries	$1,131	$1,132	$1,060
Variable compensation	1,082	884	911
Benefits and retention compensation	338	296	311
Share-based compensation	81	20	47
Human resources	$2,632	$2,332	$2,329
Other expenses	1,419	1,541	1,342
Non-interest expense	$4,051	$3,873	$3,671

Q1 2013 vs. Q1 2012

Non-interest expense increased $380 million or 10%, primarily due to higher variable compensation, largely driven by improved results in Capital Markets and higher revenue in Wealth Management. Incremental costs related to our additional 50% ownership of RBCIS, higher costs in support of business and volume growth, and higher share-based compensation, also contributed to the increase. These factors were partially offset by our ongoing focus on cost management activities.

Q1 2013 vs. Q4 2012

Non-interest expense increased $178 million or 5%, largely reflecting higher variable compensation as described above. Higher share-based compensation also contributed to the increase. These factors were partially offset by seasonally lower marketing costs largely in Canadian Banking as well as our ongoing focus on cost management activities.

Income taxes

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2013	October 31 2012	January 31 2012
Net income before income taxes	$2,805	$2,513	$2,425
Income taxes	$735	$602	$549
Effective income tax rate (1)	26.2%	24.0%	22.6%

(1)	Income taxes as a percentage of net income before income taxes.

Q1 2013 vs. Q1 2012

Income tax expense increased $186 million or 34% from the prior year, mainly due to higher earnings in high tax rate jurisdictions. The effective income tax rate of 26.2%, increased 360 bps from 22.6% in the prior year, mainly due to higher earnings in high tax rate jurisdictions and a lower portion of earnings from tax-advantaged sources.

Q1 2013 vs. Q4 2012

Income tax expense increased $133 million or 22% from the prior quarter, mainly due to higher earnings in high tax rate jurisdictions. The effective income tax rate of 26.2% increased 220 bps from 24% in the prior quarter, mainly due to higher earnings in high tax rate jurisdictions and a lower portion of earnings from tax-advantaged sources.

Business segment results

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework remain unchanged from October 31, 2012. These are periodically reviewed by management to ensure they remain valid. For further details, refer to the How we measure and report our business segments section of our 2012 Annual Report.

Key performance and non-GAAP measures

Performance measures

Return on common equity

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income and ROE. We use ROE, at both the consolidated and business segment levels, as a measure of return on the capital invested in our business. The business segment ROE measure is viewed as a useful measure for supporting investment

8        Royal Bank of Canada        First Quarter 2013

and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors. For further details, refer to the Key performance and non-GAAP measures section of our 2012 Annual Report.

The following table provides a summary of our ROE calculations:

	For the three months ended
	January 31 2013							October 31 2012	January 31 2012
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders from continuing operations	$1,099	$223	$162	$77	$446	$(27)	$1,980	$1,823	$1,787
Loss to common shareholders from discontinued operations							–	–	(21)
Net income available to common shareholders	$1,099	$223	$162	$77	$446	$(27)	$1,980	$1,823	$1,766
Average common equity from continuing operations (1), (2)	$12,450	$5,300	$1,500	$1,950	$10,950	$7,850	$40,000	$38,850	$34,350
Average common equity from discontinued operations (1)							–	–	1,250
Total average common equity	$12,450	$5,300	$1,500	$1,950	$10,950	$7,850	$40,000	$38,850	$35,600
ROE from continuing operations (3)	35.1%	16.7%	43.1%	15.6%	16.2%	n.m.	19.6%	18.7%	20.0%
ROE (3)							19.6%	18.7%	19.7%
(1)	Average common equity represent rounded figures. ROE is based on actual balances before rounding.
(2)	The amounts for the segments are referred to as attributed capital or economic capital.
(3)	Calculated under Basel III, including comparative periods.
n.m.	not meaningful

Non-GAAP measures

Economic profit

Economic profit is net income excluding the after-tax effect of amortization of other intangibles less a capital charge for use of attributed capital. It measures the return generated by our businesses in excess of our cost of capital, thus enabling users to identify relative contributions to shareholder value. Economic profit is a non-GAAP measure and does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The capital charge includes a charge for common equity and preferred shares. We prospectively revised our cost of equity in the first quarter of 2013 to 8.5% from 9.5% in 2012, largely as a result of the continuing low interest rate environment.

The following table provides a summary of our Economic profit:

	For the three months ended
	January 31 2013							October 31 2012	January 31 2012
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income	$1,120	$233	$164	$80	$464	$9	$2,070	$1,911	$1,855
add: Non-controlling interests	(1)	(1)	–	–	–	(23)	(25)	(23)	(25)
After-tax effect of amortization of other intangibles	4	17	–	5	1	–	27	26	29
Adjusted net income	$1,123	$249	$164	$85	$465	$(14)	$2,072	$1,914	$1,869
less: Capital charge	287	123	34	45	252	181	922	992	914
Economic profit	$836	$126	$130	$40	$213	$(195)	$1,150	$922	$955

Royal Bank of Canada        First Quarter 2013        9

Personal & Commercial Banking

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2013	October 31 2012	January 31 2012
Net interest income	$2,314	$2,302	$2,203
Non-interest income	931	927	883
Total revenue	3,245	3,229	3,086
PCL	241	298	251
Non-interest expense	1,493	1,526	1,454
Net income before income taxes	1,511	1,405	1,381
Net income	$1,120	$1,034	$1,012
Revenue by business
Canadian Banking	$3,041	$3,020	$2,885
Caribbean & U.S. Banking	204	209	201
Selected average balances and other information
ROE	35.1%	32.8%	30.0%
NIM (1)	2.80%	2.82%	2.84%
Efficiency ratio (2)	46.0%	47.3%	47.1%
Operating leverage	2.5%	2.1%	(4.0)%
Average total earning assets (3)	$327,600	$325,000	$308,600
Average loans and acceptances (3)	326,300	323,700	308,300
Average deposits	255,700	250,200	239,200
AUA (4)	180,800	179,200	169,400
Effective income tax rate	25.9%	26.4%	26.7%
PCL on impaired loans as a % of average net loans and acceptances	0.29%	0.37%	0.32%

(1)	NIM is calculated as net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as non-interest expense divided by Total revenue.
(3)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended January 31, 2013 of $44.6 billion and $7.0 billion, respectively (October 31, 2012 – $44.9 billion and $7.3 billion; January 31, 2012 – $42.2 billion and $3.9 billion).
(4)	AUA includes securitized residential mortgages and credit card loans as at January 31, 2013 of $30.1 billion and $7.0 billion respectively (October 31, 2012 – $31.0 billion and $7.4 billion; January 31, 2012 – $31.8 billion and $3.9 billion).

Q1 2013 vs. Q1 2012

Net income increased $108 million or 11%, reflecting solid volume growth in Canada, partially offset by spread compression.

Total revenue increased $159 million or 5%, from the previous year.

Canadian Banking revenue increased $156 million or 5%, primarily reflecting solid volume growth across all businesses, partially offset by lower spreads on loans and deposits.

Caribbean & U.S. Banking revenue increased $3 million or 1%, mainly due to improved net interest income.

Net interest margin decreased 4 bps, mainly due to lower spreads reflecting competitive pricing and the continuing low interest rate environment in Canada. Net interest margin was also unfavourably impacted by higher earning assets related to the set-up of our U.S. cross border banking business.

PCL decreased $10 million or 4%, mainly due to lower write-offs related to our credit card portfolio and lower PCL in our Canadian retail lending and residential mortgage portfolios. These factors were partially offset by higher PCL in our Caribbean portfolio. For further details, refer to the Credit quality performance section.

Non-interest expense increased $39 million or 3%, mainly due to higher costs in support of business growth, including increased staff levels, due to the expansion of our branch network in Canada, partially offset by our ongoing focus on cost management in Canada and the Caribbean. In addition, the prior year was unfavourably impacted by set-up costs in our U.S. cross border banking business.

Q1 2013 vs. Q4 2012

Net income increased $86 million or 8%, reflecting lower PCL, seasonally lower marketing costs and solid volume growth across all businesses in Canada, partially offset by spread compression.

Total revenue increased $16 million, primarily reflecting higher credit card transaction volumes. Solid volume growth across all businesses in Canada was largely offset by lower spreads on deposits.

Net interest margin decreased 2 bps, due to lower spreads reflecting competitive pricing and the continuing low interest rate environment in Canada and the Caribbean.

PCL decreased $57 million or 19%, mainly due to lower PCL in our Canadian business lending, residential mortgage and retail lending portfolios. PCL was relatively flat in our Caribbean portfolio. For further details, refer to the Credit quality performance section.

Non-interest expense decreased $33 million or 2%, primarily reflecting seasonally lower marketing costs in Canada and our ongoing focus on cost management in both Canada and the Caribbean.

10        Royal Bank of Canada        First Quarter 2013

Canadian Banking

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2013	October 31 2012	January 31 2012
Net interest income	$2,169	$2,154	$2,064
Non-interest income	872	866	821
Total revenue	3,041	3,020	2,885
PCL	213	269	243
Non-interest expense	1,330	1,357	1,294
Net income before income taxes	1,498	1,394	1,348
Net income	$1,106	$1,027	$994
Revenue by business
Personal Financial Services	$1,683	$1,680	$1,575
Business Financial Services	738	742	721
Cards and Payment Solutions	620	598	589
Selected average balances and other information
ROE	43.4%	41.1%	36.6%
NIM (1)	2.73%	2.74%	2.75%
Efficiency ratio (2)	43.7%	44.9%	44.9%
Operating leverage	2.6%	1.8%	(1.6)%
Average total earning assets (3)	$315,800	$313,100	$298,600
Average loans and acceptances (3)	319,000	316,300	300,600
Average deposits	242,100	236,600	225,500
AUA (4)	172,900	171,100	161,500
Effective income tax rate	26.2%	26.3%	26.3%
PCL on impaired loans as a % of average net loans and acceptances	0.26%	0.34%	0.32%

(1)	NIM is calculated as net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as non-interest expense divided by Total revenue.
(3)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended January 31, 2013 of $44.6 billion and $7.0 billion, respectively (October 31, 2012 – $44.9 billion and $7.3 billion; January 31, 2012 – $42.2 billion and $3.9 billion).
(4)	AUA includes securitized residential mortgages and credit card loans as at January 31, 2013 of $30.1 billion and $7.0 billion respectively (October 31, 2012 – $31.0 billion and $7.4 billion; January 31, 2012 – $31.8 billion and $3.9 billion).

Q1 2013 vs. Q1 2012

Net income increased $112 million or 11%, reflecting solid volume growth across all businesses and lower PCL. These factors were partially offset by spread compression and higher costs in support of business growth.

Total revenue increased $156 million or 5%, from the previous year.

Personal Financial Services revenue increased $108 million or 7%, primarily reflecting solid volume growth of 6% in personal loans, deposits and residential mortgages, and higher mutual fund distribution fees.

Business Financial Services revenue increased $17 million or 2%, reflecting strong volume growth of 9% in business deposits and loans, partially offset by lower spreads due to competitive pricing and the continuing low interest rate environment.

Cards and Payment Solutions revenue increased $31 million or 5%, largely due to higher purchase volumes and loan balances, partially offset by lower spreads.

Net interest margin decreased 2 bps, mainly due to lower spreads reflecting competitive pricing and the continuing low interest rate environment.

PCL decreased $30 million or 12%, mainly due to lower write-offs related to our credit card portfolio and lower PCL in our retail lending and residential mortgage portfolios. For further details, refer to the Credit quality performance section.

Non-interest expense increased $36 million or 3%, mainly due to higher costs in support of business growth, including increased staff levels, due to the expansion of our branch network. This factor was partially offset by our ongoing focus on cost management.

Q1 2013 vs. Q4 2012

Net income increased $79 million or 8%, reflecting lower PCL, seasonally lower marketing costs and solid volume growth across all businesses, partially offset by spread compression.

Total revenue increased $21 million or 1%, primarily reflecting higher credit card transaction volumes. Solid volume growth across all businesses was largely offset by lower spreads on deposits.

Net interest margin decreased 1 bp, mainly due to lower spreads reflecting competitive pricing and the continuing low interest rate environment.

PCL decreased $56 million or 21%, mainly due to lower PCL in our business lending, residential mortgage and retail lending portfolios. For further details, refer to the Credit quality performance section.

Non-interest expense decreased $27 million or 2%, due to seasonally lower marketing costs.

Royal Bank of Canada        First Quarter 2013        11

Wealth Management

	As at or for the three months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	January 31 2013	October 31 2012	January 31 2012
Net interest income	$96	$95	$102
Non-interest income
Fee-based revenue	828	769	721
Transactional and other revenue	416	397	365
Total revenue	1,340	1,261	1,188
Non-interest expense	1,023	972	939
Net income before income taxes	317	289	249
Net income	$233	$207	$188
Revenue by business
Canadian Wealth Management	$456	$463	$422
U.S. & International Wealth Management	535	509	486
U.S. & International Wealth Management (US$ millions)	537	515	480
Global Asset Management	349	289	280
Selected average balance sheet information
ROE	16.7%	15.3%	13.8%
Pre-tax margin (1)	23.7%	22.9%	21.0%
Number of advisors (2)	4,389	4,388	4,220
AUA – Total	$593,300	$577,800	$534,200
– U.S. & International Wealth Management	359,400	347,400	318,000
– U.S. & International Wealth Management (US$ millions)	360,400	347,800	317,200
AUM	353,400	339,600	313,200
Average AUA	585,800	568,100	531,800
Average AUM	347,600	333,100	311,800

(1)	Pre-tax margin is defined as net income before income taxes divided by total revenue.
(2)	Represents client-facing advisors across all our wealth management businesses.

Q1 2013 vs. Q1 2012

Net income increased $45 million or 24%, mainly due to higher average fee-based client assets, increased transaction volumes and higher performance fees. These factors were partially offset by higher costs in support of business growth.

Total revenue increased $152 million or 13%.

Canadian Wealth Management revenue increased $34 million or 8%, mainly due to higher average fee-based client assets resulting from capital appreciation and net sales and higher transaction volumes reflecting improved market conditions.

U.S. & International Wealth Management revenue increased $49 million or 10%. In U.S. dollars, revenue increased $57 million or 12%, mainly due to higher transaction volumes reflecting improved market conditions and higher average fee-based client assets resulting from net sales and capital appreciation.

Global Asset Management revenue increased $69 million or 25%, mainly due to higher average fee-based client assets resulting from net sales and capital appreciation as well as higher performance fees.

Non-interest expense increased $84 million or 9%, mainly due to higher variable compensation driven by higher revenue and increased costs in support of business growth.

Q1 2013 vs. Q4 2012

Net income increased $26 million or 13% as the current quarter included semi-annual performance fees, higher average fee-based client assets and increased transaction volumes.

Total revenue increased $79 million or 6%, mainly due to the semi-annual performance fees earned in the current quarter, higher average fee-based client assets and increased transaction volumes.

Non-interest expense increased $51 million or 5%, mainly due to higher variable compensation driven by higher revenue.

12        Royal Bank of Canada        First Quarter 2013

Insurance

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2013	October 31 2012	January 31 2012
Non-interest income
Net earned premiums	$913	$914	$957
Investment income (1)	39	93	532
Fee income	69	91	61
Total revenue	1,021	1,098	1,550
Insurance policyholder benefits and claims (1)	587	631	1,065
Insurance policyholder acquisition expense	118	139	146
Non-interest expense	135	134	129
Net income before income taxes	181	194	210
Net income	$164	$194	$190
Revenue by business
Canadian Insurance	$537	$616	$1,054
International Insurance	484	482	496
Selected average balance sheet information
ROE	43.1%	50.7%	48.5%
Premiums and deposits (2)	$1,195	$1,215	$1,232
Fair value changes on investments backing policyholder liabilities (1)	(80)	(35)	385

(1)	Investment income can experience volatility arising from fluctuation in the fair value of fair value through profit or loss (FVTPL) assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q1 2013 vs. Q1 2012

Net income decreased $26 million or 14% from a year ago, mainly reflecting lower investment income due to net investment gains last year, as well as lower U.K. annuity reinsurance income as the prior year included a new contract. These factors were partially offset by the favourable impact of interest rates and investment activity on insurance policyholder liabilities.

Total revenue decreased $529 million or 34% as compared to the prior year.

Canadian Insurance revenue decreased $517 million or 49%, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE. Prior year net investment gains also contributed to the decrease. These factors were partially offset by premium growth in life, home and auto products.

International Insurance revenue decreased $12 million or 2%, mainly due to lower U.K. annuity revenue as the prior year included the new U.K. annuity reinsurance contract. Lower volumes across most products also contributed to the decrease. These factors were partially offset by the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE.

PBCAE decreased $506 million or 42%, mainly due to the change in fair value of investments as noted above. Favourable life experience and lower claims costs in home and auto products also contributed to the decrease.

Non-interest expense increased $6 million or 5%, largely due to a reclassification of certain acquisition expenses from PBCAE. Higher staff costs also contributed to the increase.

Q1 2013 vs. Q4 2012

Net income decreased $30 million or 15%, mainly due to higher reinsurance and disability claims costs, partially offset by the favourable impact of interest rates and investment activity on insurance policyholder liabilities.

Total revenue decreased $77 million or 7%, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE. Lower volumes in International Insurance also contributed to the decrease.

PBCAE decreased $65 million or 8%, mainly due to the change in fair value of investments as noted above, a net favourable change in actuarial adjustments reflecting management actions and assumption changes, and lower claims costs in life, home and auto products. These factors were partially offset by higher reinsurance claims costs.

Non-interest expense was relatively flat compared to last quarter as the reclassification of certain acquisition expenses from PBCAE and higher staff costs were largely offset by lower marketing costs.

Royal Bank of Canada        First Quarter 2013        13

Investor & Treasury Services

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2013	October 31 2012	January 31 2012
Net interest income	$175	$172	$180
Non-interest income	275	242	145
Total revenue	450	414	325
Non-interest expense	341	316	214
Net income before income taxes	109	98	111
Net income	$80	$72	$83
Selected average balances and other information
ROE	15.6%	13.0%	17.9%
Deposits	$101,100	$107,200	$102,400
AUA	2,995,600	2,886,900	2,709,800
Average AUA	2,928,100	2,840,500	2,698,000

	For the three months ended
Estimated impact of U.S. dollar and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts and as otherwise noted)	Q1 2013 vs. Q4 2012	Q1 2013 vs. Q1 2012
Increase (decrease):
Total revenue	$7	$(3)
Non-interest expense	7	(2)
Net income	–	(1)
Percentage change in average US$ equivalent of C$1.00	(1)%	2%
Percentage change in average Euro equivalent of C$1.00	(4)%	1%

Q1 2013 vs. Q1 2012

Net income decreased $3 million or 4%, primarily reflecting lower funding and liquidity revenue. Higher infrastructure costs also contributed to the decrease. These factors were largely offset by incremental earnings related to our additional 50% ownership of RBCIS and higher foreign exchange revenue. Our results were also favourably impacted by improved performance in our custodial services business.

Total revenue increased $125 million or 38%, largely due to incremental revenue related to our additional 50% ownership of RBCIS. Higher foreign exchange revenue driven by higher transaction volumes also contributed to the increase. These factors were partially offset by lower funding and liquidity revenue as the prior year benefited from tightening credit spreads.

Non-interest expense increased $127 million or 59% reflecting incremental costs related to our additional 50% ownership of RBCIS and higher infrastructure costs.

Q1 2013 vs. Q4 2012

Net income increased $8 million or 11%, primarily reflecting increased foreign exchange revenue and higher custodial fees.

Total revenue increased $36 million or 9%, mainly due to increased foreign exchange revenue driven by higher transaction volumes and the favourable impact of the appreciation of the Euro against the Canadian dollar. Higher custodial fees also contributed to the increase.

Non-interest expense increased $25 million or 8%, largely reflecting higher infrastructure costs and the unfavourable impact of the appreciation of the Euro against the Canadian dollar.

14        Royal Bank of Canada        First Quarter 2013

Capital Markets

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2013	October 31 2012	January 31 2012
Net interest income (1)	$738	$663	$604
Non-interest income	1,169	893	859
Total revenue (1)	1,907	1,556	1,463
PCL	109	63	17
Non-interest expense	1,051	916	930
Net income before income taxes	747	577	516
Net income	$464	$410	$371
Revenue by business
Global Markets	$1,035	$842	$983
Corporate and Investment Banking	840	687	520
Other	32	27	(40)
Selected average balances and other information
ROE	16.2%	12.9%	13.5%
Average trading securities	$99,800	$91,800	$88,600
Average loans and acceptances	52,800	51,300	42,200
PCL on impaired loans as a % of average net loans and acceptances	0.82%	0.49%	0.16%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts and as otherwise noted)	For the three months ended
	Q1 2013 vs. Q4 2012	Q1 2013 vs. Q1 2012
Increase (decrease):
Total revenue (pre-tax)	$9	$(26)
Non-interest expense (pre-tax)	4	(8)
Net income	3	(13)
Percentage change in average US$ equivalent of C$1.00	(1)%	2%
Percentage change in average British pound equivalent of C$1.00	(1)%	(1)%
Percentage change in average Euro equivalent of C$1.00	(4)%	1%

(1)	The teb adjustment for the three months ended January 31, 2013 was $90 million (October 31, 2012 – $104 million, January 31, 2012 – $121 million). For further discussion, refer to the How we measure and report our business segments section of our 2012 Annual Report.

Q1 2013 vs. Q1 2012

Net income increased $93 million or 25%, driven by strong growth in lending and loan syndication, debt origination and M&A. Gains on BOLI, the disposition of our LME shares, and higher equity origination activity also contributed to the increase. These factors were partially offset by a higher effective tax rate reflecting increased earnings in higher tax jurisdictions, higher variable compensation on improved results and higher PCL.

Total revenue increased $444 million or 30%.

Global Markets revenue increased $52 million or 5%, mainly due to higher U.S. based debt origination activity, the gain from the disposition of our LME shares and higher fixed income trading revenue. These items were partly offset by lower revenue in our equity trading business largely in the U.S., and our foreign exchange and commodities trading businesses.

Corporate and Investment Banking revenue increased $320 million or 62%, primarily due to robust growth in lending and loan syndication mainly in the U.S. Higher M&A activity mainly in Canada and the U.S. and higher debt and equity origination reflecting solid issuance activity primarily in the U.S. also contributed to the increase.

Other revenue of $32 million compared to a loss of $40 million last year. The increase was mainly due to gains on BOLI as compared to losses in the prior year.

PCL increased $92 million, primarily reflecting higher PCL on a couple of accounts. For further details, refer to the Credit quality performance section.

Non-interest expense increased $121 million or 13%, due to higher variable compensation on stronger results.

Q1 2013 vs. Q4 2012

Net income increased $54 million or 13%, primarily due to higher trading results reflecting increased client activity and favourable market conditions. Higher M&A activity, strong growth in loan syndication and improved debt origination also contributed to the increase. These factors were partially offset by a higher effective tax rate reflecting increased earnings in higher tax jurisdictions, higher PCL and lower equity origination activity.

Total revenue increased $351 million or 23%, primarily due to higher fixed income trading revenue reflecting higher client volumes and improved market conditions. Strong growth in M&A activity reflecting increased mandates mainly in Canada and the U.S., higher loan syndication in the U.S., and higher debt origination across most geographies also contributed to the increase. These factors were partially offset by lower equity origination activity in Canada and the U.S.

PCL increased $46 million, primarily reflecting higher PCL on a couple of accounts. For further details, refer to the Credit quality performance section.

Non-interest expense increased $135 million or 15%, mainly due to higher variable compensation on improved results, partially offset by our ongoing focus on cost management activities.

Royal Bank of Canada        First Quarter 2013        15

Corporate Support

	As at or for the three months ended
(Millions of Canadian dollars)	January 31 2013	October 31 2012	January 31 2012
Net interest (loss) (1)	$(38)	$(57)	$(86)
Non-interest (loss) income	(15)	17	48
Total revenue (1)	(53)	(40)	(38)
PCL	(1)	1	(1)
Non-interest expense	8	9	5
Net (loss) before income taxes (1)	(60)	(50)	(42)
Income tax (recoveries) (1)	(69)	(44)	(74)
Net income (loss) (2)	$9	$(6)	$32

(1)	Teb adjusted.
(2)	Net income reflects income attributable to both shareholders and NCI. Net income attributable to NCI for the three months ended January 31, 2013 was $23 million (October 31, 2012 – $22 million; January 31, 2012 – $24 million).

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Net interest income (loss) and income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from net interest income (loss) was offset by an equivalent increase in income taxes (recoveries). The teb amount for the three months ended January 31, 2013 was $90 million as compared to $104 million in the prior quarter and $121 million for the three months ended January 31, 2012. For further discussion, refer to the How we measure and report our business segments section of our 2012 Annual Report.

In addition to the teb impacts noted above, the following identifies the other material items affecting the reported results in each period.

Q1 2013

Net income was $9 million largely reflecting asset/liability management activities, partially offset by net unfavourable tax adjustments.

Q4 2012

Net loss was $6 million largely due to net unfavourable tax adjustments and a loss attributed to an investment accounted for on the equity basis. These factors were largely offset by asset/liability management activities.

Q1 2012

Net income was $32 million largely due to asset/liability management activities, partially offset by an unfavourable tax adjustment.

16        Royal Bank of Canada        First Quarter 2013

Quarterly results and trend analysis

Our quarterly earnings, revenue and expenses are impacted by a number of trends and recurring factors, which include seasonality, general economic and market conditions, and fluctuations in foreign exchange rates. The following table summarizes our results for the last eight quarters (the period):

	2013	2012				2011
(Millions of Canadian dollars, except per share and percentage amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Continuing operations
Net interest income	$3,285	$3,175	$3,289	$3,031	$3,003	$2,957	$2,889	$2,716
Non-interest income	4,625	4,343	4,467	3,893	4,571	3,735	4,008	4,115
Total revenue	$7,910	$7,518	$7,756	$6,924	$7,574	$6,692	$6,897	$6,831
PCL	349	362	324	348	267	276	320	273
PBCAE	705	770	1,000	640	1,211	867	1,081	843
Non-interest expense	4,051	3,873	3,759	3,857	3,671	3,530	3,417	3,551
Net income before income taxes	$2,805	$2,513	$2,673	$2,079	$2,425	$2,019	$2,079	$2,164
Income taxes	735	602	433	516	549	410	396	482
Net income from continuing operations	$2,070	$1,911	$2,240	$1,563	$1,876	$1,609	$1,683	$1,682
Net loss from discontinued operations	–	–	–	(30)	(21)	(38)	(389)	(51)
Net income	$2,070	$1,911	$2,240	$1,533	$1,855	$1,571	$1,294	$1,631
EPS – basic	$1.37	$1.26	$1.49	$1.00	$1.23	$1.03	$0.84	$1.08
– diluted	1.36	1.25	1.47	0.99	1.22	1.02	0.83	1.06
EPS from continuing operations – basic	$1.37	$1.26	$1.49	$1.02	$1.24	$1.06	$1.11	$1.12
– diluted	1.36	1.25	1.47	1.01	1.23	1.05	1.10	1.10
Segment net income (loss) from continuing operations
Personal & Commercial Banking	$1,120	$1,034	$1,102	$940	$1,012	$947	$882	$924
Wealth Management	233	207	156	212	188	179	192	227
Insurance	164	194	179	151	190	200	141	123
Investor & Treasury Services	80	72	51	(121)	83	40	53	70
Capital Markets	464	410	429	371	371	125	230	353
Corporate Support	9	(6)	323	10	32	118	185	(15)
Net income from continuing operations	$2,070	$1,911	$2,240	$1,563	$1,876	$1,609	$1,683	$1,682
Net income – total	$2,070	$1,911	$2,240	$1,533	$1,855	$1,571	$1,294	$1,631
Effective income tax rate	26.2%	24.0%	16.2%	24.8%	22.6%	20.3%	19.0%	22.3%
Period average US$ equivalent of C$1.00	$1.005	$1.011	$0.982	$1.008	$0.987	$0.992	$1.039	$1.039

Notable items affecting our results

•

In the third quarter of 2012, our results included a release of $128 million of tax uncertainty provisions and interest income of $72 million ($53 million after-tax) related to a refund of taxes paid due to the settlement of several tax matters with the Canada Revenue Agency.

•	In the third quarter of 2012, our results included an adjustment related to a change in estimate of mortgage prepayment interest of $125 million ($92 million after-tax).
•

In the second quarter of 2012, our results included a loss of $212 million ($202 million after-tax) related to the acquisition of the remaining 50% stake in RBC Dexia. The third quarter of 2012 included an additional loss related to the acquisition of $12 million ($11 million after-tax).

•

In the third quarter of 2011, our results included a net loss of $389 million from discontinued operations largely related to our U.S. regional retail banking operations. This was comprised of the loss on sale of those operations of $310 million and a net operating loss of $79 million. The sale closed on March 2, 2012.

Fluctuations in the Canadian dollar relative to other foreign currencies have affected our results over the period.

Trend analysis

Economies in Canada and the U.S. continued to grow at a moderate pace throughout most of the period. The U.S. economy contracted mildly in the fourth calendar quarter of 2012 mainly reflecting concerns about the U.S. fiscal outlook. Capital market conditions remained uncertain during the period reflecting continued European sovereign debt issues and the slow pace of global economic recovery, although markets improved in the current quarter.

Earnings were solid over the period with particularly strong results in the past three quarters, mainly reflecting solid volume growth in Canadian Banking as well as solid results in our capital markets businesses. Results in Wealth Management fluctuated over the period, impacted by investor uncertainty, with improved earnings in the current quarter driven by higher average fee-based client assets, increased transaction volumes and semi-annual performance fees.

Revenue generally trended up with some fluctuations over the past eight quarters. Trading revenue fluctuated over the period with solid results experienced in the past five quarters. Over the period, revenue was positively impacted by solid volume growth in Canadian Banking, growth in our corporate and investment banking businesses and higher average fee-based client assets in Wealth Management. Changes to the fair value of investments backing our policyholder liabilities in Insurance, largely offset in PBCAE, contributed to fluctuations in revenue. Net interest income generally trended up over the period, mainly due to solid volume growth

Royal Bank of Canada        First Quarter 2013        17

across most of our Canadian Banking businesses, although it was unfavourably impacted by spread compression in our banking and wealth management businesses due to the continued low interest rate environment and competitive pricing.

PCL has been generally stable throughout the period, reflecting stabilizing asset quality in our Canadian retail portfolio, offset by higher PCL in the Caribbean portfolio due to continued weak economic conditions in that region and provisions in Capital Markets related to a few accounts in the past three quarters.

PBCAE has been subject to quarterly fluctuations. Over the period there have been changes to the fair value of investments backing our policyholder liabilities, largely offset in revenue. PBCAE has also been impacted by higher costs due to volume growth as well as actuarial liability adjustments and generally lower claims costs.

Non-interest expense generally trended upward mainly due to higher costs in support of business growth and overall higher variable compensation driven by improved results in Capital Markets and increased revenue in Wealth Management. Generally the growth rate of non-interest expense was favourably impacted by our cost management program over the period.

Our effective income tax rate fluctuated over the period, reflecting a varying portion of income being reported in jurisdictions with differing income tax rates, varying levels of income from tax-advantaged sources (Canadian taxable corporate dividends), and various tax adjustments. The reduction in statutory Canadian corporate income tax rates over the period favourably impacted our effective tax rate. An increase in the effective income tax rate in the current quarter mainly reflected higher earnings in higher tax jurisdictions.

Results by geographic segment (1)

	For the three months ended
	January 31 2013				October 31 2012				January 31 2012
(Millions of Canadian dollars)	Canada	U.S.	Other International	Total	Canada	U.S.	Other International	Total	Canada	U.S.	Other International	Total
Total revenue	$4,860	$1,543	$1,507	$7,910	$4,897	$1,300	$1,321	$7,518	$5,185	$1,096	$1,293	$7,574
Net income from continuing operations	$1,541	$343	$186	$2,070	$1,475	$232	$204	$1,911	$1,493	$174	$209	$1,876
Net loss from discontinued operations	–	–	–	–	–	–	–	–	–	(21)	–	(21)
Net income – total	$1,541	$343	$186	$2,070	$1,475	$232	$204	$1,911	$1,493	$153	$209	$1,855

(1)	For geographic reporting, our segments are grouped into Canada, U.S. and Other International. For further details, refer to Note 30 of our 2012 Annual Consolidated Financial Statements.

Q1 2013 vs. Q1 2012

Net income in Canada was up $48 million or 3% from the prior year, mainly due to solid volume growth in Canadian Banking. Higher average fee-based client assets, increased transaction volumes in Wealth Management and lower PCL also contributed to the increase. These factors were partially offset by lower trading results in Capital Markets, lower investment income due to net investment gains last year in Insurance, increased costs in support of business growth and spread compression in our retail businesses.

U.S. net income was up $190 million from the prior year, primarily due to robust growth in lending and loan syndication, increased debt and equity origination and M&A activity. Higher fixed income trading results included gains on BOLI as compared to losses in the prior year. Higher average fee-based client assets and higher transaction volumes reflecting improved market conditions in Wealth Management also contributed to the increase.

Other International net income was down $23 million or 11% from the previous year, largely due to higher PCL on a couple of accounts in Capital Markets and higher PCL in our Caribbean portfolios. Higher costs in support of business growth in Wealth Management, lower fixed income trading results and lower U.K. annuity reinsurance income as the prior year included a new contract also contributed to the decrease. These factors were partially offset by the higher performance fees in Wealth Management, gains on the disposition of our LME shares and growth in our corporate and investment banking businesses driven by higher M&A activity and loan syndication activity.

Q1 2013 vs. Q4 2012

Net income in Canada was up $66 million or 4% from the prior quarter, mainly due to lower PCL and seasonally lower marketing costs in Canadian Banking. Strong growth in M&A activity reflecting increased mandates in corporate and investment banking also contributed to the increase.

U.S. net income was up $111 million or 48% from the prior quarter, largely due to higher fixed income trading results reflecting increased client activity and favourable market conditions, and lower PCL in Capital Markets. Strong growth in our corporate and investment banking businesses reflecting higher loan syndication and M&A activity also contributed to the increase. These factors were partially offset by lower equity origination activity in Capital Markets.

Other International net income was down $18 million or 9% from the prior quarter, mainly due to higher PCL in Capital Markets on a couple of accounts. In addition, favourable actuarial adjustments reflecting management actions and assumption changes in the prior quarter in Insurance also contributed to the decrease. These factors were largely offset by the higher semi-annual performance fees in Wealth Management, higher trading results and the gain on the disposition of our LME shares.

18        Royal Bank of Canada        First Quarter 2013

Financial condition

Condensed balance sheets (1)

	As at
(Millions of Canadian dollars)	January 31 2013	October 31 2012	January 31 2012
Assets
Cash and due from banks	$13,741	$12,617	$12,005
Interest-bearing deposits with banks	8,499	10,255	5,844
Securities	169,225	161,611	165,186
Assets purchased under reverse repurchase agreements and securities borrowed	121,333	112,257	96,212
Loans
Retail	302,193	301,185	287,164
Wholesale	80,745	79,056	68,739
Allowance for loan losses	(1,954)	(1,997)	(1,965)
Investments for account of segregated fund holders	406	383	343
Other – Derivatives	87,243	91,293	103,341
– Assets of discontinued operations	–	–	26,324
– Other	56,154	58,440	51,823
Total assets	$837,585	$825,100	$815,016
Liabilities
Deposits	$514,661	$508,219	$489,827
Insurance and investment contracts for account of segregated fund holders	406	383	343
Other – Derivatives	92,262	96,761	106,763
– Liabilities of discontinued operations	–	–	19,488
– Other	172,839	165,194	146,221
Subordinated debentures	9,441	7,615	8,744
Trust capital securities	900	900	900
Total liabilities	790,509	779,072	772,286
Equity attributable to shareholders	45,312	44,267	40,972
Non-controlling interests	1,764	1,761	1,758
Total equity	47,076	46,028	42,730
Total liabilities and equity	$837,585	$825,100	$815,016

(1)	Foreign currency-denominated assets and liabilities are translated to Canadian dollars.

Q1 2013 vs. Q1 2012

Total assets were up $23 billion or 3% from the previous year.

Interest-bearing deposits with banks increased by $3 billion or 45%, largely reflecting growth in business deposits.

Securities were up $4 billion or 2% compared to the prior year, primarily due to an increase in government debt instruments and certain equity trading positions in support of business activities in Capital Markets. These factors were partially offset by a reduction in corporate debt instruments.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased by $25 billion or 26%, mainly attributable to higher client activity and business growth in Capital Markets.

Loans were up $27 billion or 8%, predominantly due to solid volume growth in Canadian home equity products and growth in wholesale loans.

Derivative assets were down $16 billion or 16%, mainly attributable to lower fair values on interest rate swaps.

Total liabilities were up $18 billion or 2% from the previous year.

Deposits increased $25 billion or 5%, mainly reflecting growth in business deposits and demand for our high-yield savings accounts and other product offerings in our retail business. These factors were partially offset by a decrease in fixed term deposits due to the use of business deposits for internal funding.

Derivative liabilities were down $15 billion or 14%, primarily attributable to lower fair values on interest rate swaps.

Other liabilities increased by $27 billion or 18%, mainly resulting from higher obligations related to securities sold short in support of business activities and an increase in repurchase agreements due to an increase in funding requirements, both primarily in Capital Markets.

Total equity increased by $4 billion or 10%, largely reflecting earnings, net of dividends.

Q1 2013 vs. Q4 2012

Total assets increased by $12 billion or 2% from the prior quarter largely due to higher assets purchased under reverse repos and an increase in government debt instruments and certain equity trading positions in support of business activities, partially offset by lower fair values on interest rate swaps.

Total liabilities increased by $11 billion or 1% from the prior quarter largely due to an increase in obligations related to securities sold short and demand for our high-yield savings accounts and other product offerings in our retail business. These factors were partially offset by lower fair values on interest rate swaps.

Royal Bank of Canada        First Quarter 2013        19

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with special purpose entities (SPEs), may include issuance of guarantees, and give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section. Refer to pages 43 to 45 of our 2012 Annual Report for a more detailed discussion of these types of arrangements.

We use SPEs to securitize our financial assets as well as assist our clients in securitizing their financial assets. These entities are not operating entities, typically have no employees, and may or may not be recorded on our Consolidated Balance Sheets.

Securitizations of our financial assets

We periodically securitize our credit card receivables, residential and commercial mortgage loans and bond participation certificates primarily to diversify our funding sources, to enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans for sales and trading activities.

The majority of our securitization activities, including our credit card receivables and residential mortgages securitized under the National Housing Act Mortgage-Backed Securities (NHA MBS) program, are recorded on our Consolidated Balance Sheets. For details of these activities, refer to Note 7 and Note 8 of our 2012 Annual Consolidated Financial Statements.

During the quarter, we did not securitize residential mortgages through the Canadian social housing program, commercial mortgages, or bond participation certificates.

Involvement with unconsolidated special purpose entities

In the normal course of business, we engage in a variety of financial transactions with SPEs to support our customers’ financing and investing needs, including securitization of client financial assets, creation of investment products, and other types of structured financing. The following table summarizes SPEs in which we have significant financial interests, but have not consolidated.

	As at
	January 31 2013		October 31 2012		January 31 2012
(Millions of Canadian dollars)	Total assets	Maximum exposure (1)	Total assets	Maximum exposure (1)	Total assets	Maximum exposure (1)
Unconsolidated SPEs
Multi-seller conduits (2)	$28,052	$28,470	$29,582	$30,029	$25,623	$25,992
Structured finance SPEs	4,569	1,768	4,840	1,663	5,288	1,541
Investment funds	1,534	1,028	1,584	1,082	1,196	1,023
Credit investment product SPEs	827	162	146	17	240	16
Third-party securitization vehicles	6,760	1,167	5,429	1,266	3,683	786
Other	418	107	368	103	376	125
	$42,160	$32,702	$41,949	$34,160	$36,406	$29,483

(1)	The maximum exposure to loss resulting from significant financial interests in these SPEs consists mostly of investments, loans, liquidity and credit enhancement facilities and fair value of derivatives. The maximum exposure to loss may exceed the total assets in the multi-seller conduits, as our liquidity facilities may sometimes be extended for up to 102% of the total value of the assets in the conduits.
(2)	Represents multi-seller conduits that we administer.

We have the ability to use credit mitigation tools such as third party guarantees, credit default swaps, and collateral to mitigate risks assumed through securitization and re-securitization exposures. The process in place to monitor the credit quality of our securitization and re-securitization exposures involves, among other things, reviewing the performance data of the underlying assets. We affirm our ratings each quarter and formally confirm or assign a new rating at least annually. For further details on our activities to manage risks, refer to the Risk management section.

Approximately 81% of assets in unconsolidated SPEs in which we have significant financial interests were internally rated A or above, compared to 81% in the prior quarter and 84% in the prior year. The decrease compared to the prior year is primarily related to our investments in certain third party securitization vehicles whose underlying assets are not individually rated. For multi-seller conduits, 99% of assets were internally rated A or above, consistent with the prior quarter and prior year. All transactions funded by the unconsolidated multi-seller conduits are internally rated using a rating system which is largely consistent with that of the external rating agencies.

The assets in unconsolidated SPEs as at January 31, 2013 have varying maturities and a remaining expected weighted average life of approximately 3.8 years.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets.

As at January 31, 2013, the notional amount of backstop liquidity facilities we provide decreased by $1.6 billion or 5% and the partial credit enhancement facilities decreased by $54 million from the prior quarter. The decrease in the amount of these facilities provided to the multi-seller conduits compared to the prior quarter is due primarily to the extinguishment of several transactions during the quarter. The notional amount of backstop liquidity facilities we provide increased by $2.5 billion or 9% and the partial credit enhancement facilities increased by $187 million from the prior year. The increase in these facilities compared to the prior year reflects an expansion of the outstanding securitized assets of the multi-seller conduits in support of our clients’ securitization needs. Total loans extended to the multi-seller conduits under the backstop liquidity facilities decreased by $118 million from the prior quarter and $146 million from the prior year primarily due to principal repayments.

20        Royal Bank of Canada        First Quarter 2013

Our overall exposure decreased by $1.6 billion or 5% compared to the prior quarter reflecting the extinguishment of several transactions. The increase of the overall exposure by $2.5 billion or 10% compared to the prior year reflects improved business conditions which led to an expansion of the outstanding securitized assets of the multi-seller conduits. Correspondingly, total assets of the multi-seller conduits decreased by $1.5 billion or 5% over the prior quarter primarily in the Credit Cards and Consumer Loan asset classes. Total assets increased by $2.4 billion or 9% over the prior year primarily in the Residential Mortgages and Auto Loan and Lease asset classes.

As at January 31, 2013, the total asset-backed commercial paper (ABCP) issued by the conduits amounted to $17.5 billion, an increase of $376 million or 2% from the prior quarter and $709 million or 4% from the prior year. The increase in the amount of ABCP issued by the multi-seller conduits compared to the prior quarter and prior year is primarily due to increased client usage. The rating agencies that rate the ABCP rated 75% of the total amount issued within the top ratings category and the remaining amount in the second highest ratings category compared with 71% in the prior quarter and 66% in the prior year.

We sometimes purchase ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. As at January 31, 2013, the fair value of our inventory was $5 million, a decrease of $21 million from the prior quarter and consistent with the prior year. The decrease in inventory held compared to the prior quarter reflects normal trading activity. This inventory is classified as Securities – Trading on our Consolidated Balance Sheets.

Structured finance SPEs

We invest in auction-rate securities (ARS) of entities which fund their long-term investments in student loans by issuing short-term senior and subordinated notes. As at January 31, 2013, the total assets of the unconsolidated ARS trusts in which we have significant investments were $3.1 billion (October 31, 2012 – $3.9 billion; January 31, 2012 – $4.9 billion). Our maximum exposure to loss in these ARS trusts as at January 31, 2013 was $750 million (October 31, 2012 – $1.1 billion; January 31, 2012 – $1.3 billion). The decrease in both the total assets and our maximum exposure to loss from prior periods is primarily related to the restructuring of a significant trust and the subsequent sale of the investments associated with the holdings during the quarter. As at January 31, 2013, approximately 86% of these investments were rated AA or higher.

We also provide liquidity facilities to certain municipal bond Tender Option Bond (TOB) programs in which we have a significant interest but do not consolidate because the residual certificates are held by third parties. As at January 31, 2013, the total assets of these unconsolidated municipal bond TOB trusts were $1.5 billion (October 31, 2012 – $856 million; January 31, 2012 – $398 million) and our maximum exposure to loss was $1 billion (October 31, 2012 – $552 million; January 31, 2012 – $235 million). The increase in total assets of these TOB trusts and our maximum exposure to loss is primarily related to our investor base increasing their exposure to leverage in their funds by utilizing our TOB program and an increase in our TOB funding limits.

Investment funds

We enter into fee-based equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure to the referenced funds, and we economically hedge our exposure from these derivatives by investing in those referenced funds which are also managed by third parties. Our maximum exposure as at January 31, 2013, which is primarily related to our investments in the reference funds, decreased by $54 million relative to the prior quarter due to a reduction in derivative positions and transactions; and increased by $5 million relative to the prior year due to an increase in derivative positions and transactions. The total assets held in the unconsolidated reference funds as at January 31, 2013 decreased by $50 million relative to the prior quarter due to negative performance of the reference funds and redemptions of capital by RBC and third-party investors in the funds; and increased by $338 million relative to the prior year reflecting certain unconsolidated reference funds taking a greater ownership interest in underlying investment funds, causing our financial interest to become significant.

Third-party securitization vehicles

We hold significant interests in certain unconsolidated third-party securitization vehicles, which are SPEs. We, as well as other financial institutions, are obligated to provide funding to these SPEs up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. Total assets of these funds increased by $1.3 billion relative to the prior quarter and $3.1 billion relative to the prior year primarily due to new investments made. Our maximum exposure to loss decreased by $99 million relative to the prior quarter reflecting the amortizing nature of these transactions and exchange rate fluctuations; and increased by $381 million relative to the prior year primarily due to new investments made during the year.

Credit investment product SPEs and Others

We use SPEs to create customized credit products to meet investors’ specific requirements and create tax credit funds. Refer to Note 8 to our 2012 Annual Consolidated Financial Statements for more detail on these SPEs.

Guarantees, retail and commercial commitments

We provide guarantees and commitments to our clients that expose us to liquidity and funding risks. Our maximum potential amount of future payments in relation to our commitments and guarantee products as at January 31, 2013 amounted to $215 billion compared to $204 billion in the prior year. The increase compared to the prior year relates primarily to higher Other commitments to extend credit and Securities lending indemnifications. Refer to Liquidity and funding management section, Note 11 of the Condensed Financial Statements and Note 27 to our 2012 Annual Consolidated Financial Statements for details regarding our guarantees and commitments.

Royal Bank of Canada        First Quarter 2013        21

Risk management

Credit risk

Gross (excluding allowance for loan losses) credit risk exposure by portfolio and sector

	As at
	January 31 2013						October 31 2012
	Lending-related and other			Trading-related
	Loans and acceptances				Derivatives (1)
(Millions of Canadian dollars)	Outstanding	Undrawn commitments	Other	Repo-style transactions		Total exposure (2)	Total exposure (2)
Residential mortgages	$199,375	$–	$–	$–	$–	$199,375	$198,324
Personal	86,709	72,020	59	–	–	158,788	157,010
Credit cards	13,573	20,015	–	–	–	33,588	31,697
Small business (3)	2,536	3,825	39	–	–	6,400	6,476
Retail	$302,193	$95,860	$98	$–	$–	$398,151	$393,507
Business (3)
Agriculture	$5,272	$548	$27	$–	$28	$5,875	$5,919
Automotive	3,799	3,121	230	–	358	7,508	7,590
Consumer goods	5,631	3,744	459	–	272	10,106	9,633
Energy	8,744	17,390	2,818	10	1,812	30,774	30,420
Non-bank financial services	3,134	7,397	13,250	141,588	12,939	178,308	152,974
Forest products	985	406	96	–	10	1,497	1,317
Industrial products	3,882	3,685	332	–	209	8,108	7,154
Mining & metals	1,009	2,757	681	30	120	4,597	4,480
Real estate & related	21,877	5,014	1,363	–	364	28,618	26,884
Technology & media	4,286	5,329	411	1	523	10,550	9,728
Transportation & environment	5,299	2,916	1,255	–	666	10,136	9,781
Other	20,991	8,714	8,696	25,203	18,395	81,999	66,683
Sovereign (3), (4)	4,197	4,795	36,110	29,879	8,127	83,108	73,456
Bank (3)	951	295	67,861	91,824	23,316	184,247	175,306
Wholesale	$90,057	$66,111	$133,589	$288,535	$67,139	$645,431	$581,325
Total exposure	$392,250	$161,971	$133,687	$288,535	$67,139	$1,043,582	$974,832

(1)	Credit equivalent amount after factoring in master netting agreements. Derivative exposure is measured at fair value.
(2)	Gross credit risk exposure is before allowance for loan losses. Exposure under the Basel III (January 31, 2013) and Basel II (October 31, 2012) asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(3)	Refer to Note 6 of our 2012 Annual Consolidated Financial Statements for the definition of these terms.
(4)	Sovereign has been restated to include deposits with a central bank, which were previously not included in our exposure.

Q1 2013 vs. Q4 2012

Total gross credit risk exposure increased $69 billion or 7% from the prior quarter, largely due to an increase in repo-style transactions and derivatives.

Retail exposure increased $5 billion or 1%, largely driven by undrawn commitments in personal and credit cards, and volume growth in Canadian residential mortgages. The use of guarantees and collateral represented an integral part of our credit risk mitigation in our retail portfolio. Secured personal lending represented 55% of personal loans outstanding as at January 31, 2013, unchanged from the prior quarter.

Wholesale exposure increased $64 billion or 11%, largely due to an increase in repo-style transactions and derivatives. The increase in repo-style transactions is mainly attributable to higher client activity. Derivatives increased as a result of the implementation of Basel III which includes exposures related to exchange traded derivatives and derivatives with central clearing counterparties in the calculation of Total exposure. Wholesale loans and acceptances outstanding increased by $2 billion or 2%, with the largest increase in the real estate & related sector. Undrawn commitments increased by $3 billion or 4%, with the largest increase in the industrial products sector. Loan utilization is at 37%, unchanged from the prior quarter.

Gross (excluding allowance for loan losses) credit risk exposure by geography

	As at
	January 31 2013						October 31 2012
	Lending-related and other			Trading-related
	Loans and acceptances				Derivatives (1)
(Millions of Canadian dollars)	Outstanding	Undrawn commitments	Other	Repo-style transactions		Total exposure (2)	Total exposure (2)
Canada	$349,253	$121,744	$62,971	$81,526	$25,792	$641,286	$611,690
U.S.	20,386	30,139	19,177	110,691	9,710	190,103	169,692
Europe (3)	10,921	7,790	37,081	72,498	25,716	154,006	143,011
Other International	11,690	2,298	14,458	23,820	5,921	58,187	50,439
Total exposure (4)	$392,250	$161,971	$133,687	$288,535	$67,139	$1,043,582	$974,832

(1)	Credit equivalent amount after factoring in master netting agreements. Derivative exposure is measured at fair value.
(2)	Gross credit risk exposure is before allowance for loan losses. Exposure under the Basel III (January 31, 2013) and Basel II (October 31, 2012) asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(3)	Europe has been restated to include deposits with a central bank, which were previously not included in our exposure.
(4)	Geographic profile is based on country of residence of the borrower.

22        Royal Bank of Canada        First Quarter 2013

Q1 2013 vs. Q4 2012

The geographic mix of our gross credit risk exposure did not change significantly from the prior quarter with Canada, U.S., Europe and Other International reflecting 61%, 18%, 15% and 6% of our exposure, respectively. The increase of $69 billion in our gross credit exposure reflected higher exposure in Canada, U.S., Europe and Other International of $30 billion, $20 billion, $11 billion and $8 billion, respectively. The increase in Canada was largely related to increases in derivatives. The increases in the U.S. and Europe were mainly due to repo-style transactions.

Residential mortgages and home equity lines of credit

In June 2012, OSFI issued a new guideline Residential mortgage underwriting practices and procedures, designed to promote transparency and provide additional granular information to enable comparability across the banking industry, effective the first quarter of 2013.

Residential mortgages and home equity lines of credit (insured vs. uninsured)

Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region:

	As at
	January 31 2013
	Residential mortgages (1)					Home equity lines of credit
(Millions of Canadian dollars, except percentage amounts)	Insured (2)		Uninsured		Total	Total
Region (3)
Canada
Atlantic provinces	$5,992	61%	$3,798	39%	$9,790	$1,945
Quebec	11,342	56	8,822	44	20,164	3,937
Ontario	32,635	36	59,130	64	91,765	16,608
Prairie provinces	22,226	58	16,304	42	38,530	10,658
B.C. and territories	15,114	44	19,481	56	34,595	10,300
Total Canada (4)	$87,309	45%	$107,535	55%	$194,844	$43,448
U.S.	5	2	291	98	296	143
Other International	11	–	2,494	100	2,505	1,525
Total International	$16	1%	$2,785	99%	$2,801	$1,668
Total	$87,325	44%	$110,320	56%	$197,645	$45,116
Total – October 31, 2012	$82,104	42%	$114,393	58%	$196,497	$45,073

(1)	The residential mortgages amounts exclude our third party mortgage-backed securities (MBS) of $1,730 million (October 31, 2012 – $1,827 million).
(2)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canadian Mortgage and Housing Corporation (CMHC) or other private mortgage default insurers.
(3)	Region is based upon address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick, the Prairie provinces are comprised of Manitoba, Saskatchewan and Alberta, and B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(4)	Total Canada residential mortgages balance of $195 billion is comprised of $175 billion of residential mortgages and $5 billion of commercial mortgages both in Canadian Banking, and $15 billion of securitized residential mortgages in Capital Markets.

Home equity lines of credit are all uninsured and reported within the personal loan category. As at January 31, 2013, home equity lines of credit in Canadian Banking were $43 billion (October 31, 2012 – $44 billion). More than 97% of these home equity lines of credit (October 31, 2012 – 97%) are secured by a first lien on real estate and less than 8% (October 31, 2012 – 7%) of these clients pay the scheduled interest payment only.

Residential mortgages portfolio by amortization period

The following table provides a summary of the percentage of residential mortgages that fall within various amortization period ranges:

	As at
	January 31 2013						October 31 2012
(Millions of Canadian dollars, except percentage amounts)	Canada		U.S. and Other International		Total		Total
Amortization period
≤ 25 years	$109,127	56%	$2,676	96%	$111,803	57%	$110,285	56%
>25 years ≤ 30 years	41,402	21	125	4	41,527	21	39,827	20
>30 years ≤ 35 years	32,478	17	–	–	32,478	16	33,661	17
>35 years ≤ 40 years	11,731	6	–	–	11,731	6	12,618	7
>40 years	106	–	–	–	106	–	106	–
Total	$194,844	100%	$2,801	100%	$197,645	100%	$196,497	100%

Royal Bank of Canada        First Quarter 2013        23

Average loan-to-value (LTV) ratio for newly originated and acquired uninsured residential mortgages and homeline products

The following table provides a summary of our average LTV ratio for newly originated and acquired uninsured conventional mortgages and homeline products by geographic region:

	For the three months ended
	January 31 2013
	Uninsured
	Residential mortgages (1)	Homeline products (2)
Region (3)
Atlantic provinces	73%	71%
Quebec	72	69
Ontario	71	67
Prairie provinces	72	69
B.C. and territories	68	62
U.S.	71	65
Other International	80	59
Average (4)	71%	67%

(1)	Residential mortgages excludes residential mortgages within the homeline products.
(2)	Homeline products are comprised of both residential mortgages and home equity lines of credit.
(3)	Region is based upon address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick, the Prairie provinces are comprised of Manitoba, Saskatchewan and Alberta, and B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(4)	The average LTV ratio for our Canadian Banking uninsured residential mortgages and homeline products was 70% and 71%, respectively, for the three months ended October 31, 2012.

While the above table provides the LTV ratios for the current quarter originations, the LTV ratio on our outstanding balances of the entire Canadian Banking uninsured residential mortgages including homeline products is 47% as at January 31, 2013. This calculation is adjusted for property values based on a provincial housing price index. We continue to actively manage our entire mortgage portfolio and perform stress testing, based on a combination of increasing unemployment, rising interest rates, and a downturn in real estate markets. Our stress test results indicate the vast majority of our residential mortgage and homeline clients have sufficient capacity to absorb additional payments in the event of a shock to one of the above noted parameters.

European exposure

	As at
	January 31 2013							October 31 2012
	Loans and acceptances		Other
(Millions of Canadian dollars)	Outstanding	Undrawn commitments (1)	Securities (2)	Letters of credit and guarantees	Repo-style transactions	Derivatives (3)	Total European exposure	Total European exposure
Gross exposure to Europe (4)	$10,921	$7,790	$19,104	$17,977	$72,498	$25,716	$154,006	$143,011
Less: Collateral held against repo-style transactions	–	–	–	–	70,413	–	70,413	63,887
Potential future credit exposure add-on amount	–	–	–	–	–	16,047	16,047	10,536
Undrawn commitments	–	7,790	–	17,977	–	–	25,767	27,781
Gross drawn exposure to Europe (5)	$10,921	$–	$19,104	$–	$2,085	$9,669	$41,779	$40,807
Less: Collateral applied against derivatives	–	–	–	–	–	6,789	6,789	6,495
Add: Trading securities	–	–	13,179	–	–	–	13,179	11,742
Net exposure to Europe (6)	$10,921	$–	$32,283	$–	$2,085	$2,880	$48,169	$46,054

(1)	Comprised of undrawn commitments of $5.6 billion to corporate entities, $1.8 billion to financial entities and $0.4 billion to sovereign entities. On a country basis, exposure is comprised of $3.3 billion to U.K., $1.7 billion to France, $0.6 billion to Germany, $215 million to Ireland, $116 million to Spain, with the remaining $1.9 billion related to Other Europe. Of the undrawn commitments, over 87% are to investment grade entities.
(2)	Securities include $13.2 billion of trading securities (October 31, 2012 – $11.7 billion), $12.3 billion of deposits (October 31, 2012 – $12.5 billion) and $6.8 billion of AFS securities (October 31, 2012 – $6.8 billion).
(3)	Derivative exposures are measured at fair value.
(4)	Gross exposure to Europe has been restated to include deposits with a central bank, which were previously not included in our exposure.
(5)	Based on our interpretation of gross funded exposures as reported by certain U.S. banks, which excludes undrawn commitments, potential future credit exposure amount and collateral.
(6)	Excludes $1.1 billion (October 31, 2012 – $0.6 billion) of exposures to supra-national agencies and $2.2 billion (October 31, 2012 – $1.9 billion) of exposures to trade credit reinsurance.

As noted above, our gross credit risk exposure is calculated based on the definitions provided under the Basel III (January 31, 2013) and Basel II (October 31, 2012) frameworks whereby risk exposure is calculated before taking into account any collateral and inclusive of an estimate of potential future changes to that credit exposure. On that basis, our total European exposure as at January 31, 2013 was $154 billion. Our gross drawn exposure to Europe was $42 billion, after taking into account collateral held against repo-style transactions of $70 billion, letters of credit and guarantees, and undrawn commitments for loans of $26 billion and potential future credit exposure to derivatives of $16 billion. Our net exposure to Europe was $48 billion, after taking into account $7 billion of collateral, primarily in cash, we hold against derivatives and the addition of trading securities of $13 billion held in our trading book. Our net exposure to Europe also reflected $0.3 billion of mitigation through credit default swaps, which are largely used to hedge single name exposures and market risk.

24        Royal Bank of Canada        First Quarter 2013

Net European exposure

	As at
	January 31 2013					October 31 2012
(Millions of Canadian dollars)	Loans outstanding	Securities (1)	Repo-style transactions	Derivatives (2)	Total	Total
U.K. (3)	$6,894	$6,510	$1,780	$1,525	$16,709	$14,887
Germany	400	6,632	38	366	7,436	6,815
France	481	3,599	82	196	4,358	3,786
Total U.K., Germany, France	$7,775	$16,741	$1,900	$2,087	$28,503	$25,488
Greece	$–	$11	$–	$–	$11	$14
Ireland	58	50	6	82	196	498
Italy	42	37	–	17	96	157
Portugal	–	3	–	–	3	1
Spain	430	333	10	21	794	803
Total Peripheral (4)	$530	$434	$16	$120	$1,100	$1,473
Luxembourg	$654	$6,143	$–	$67	$6,864	$6,900
Netherlands	99	2,695	4	224	3,022	3,283
Norway	353	1,505	–	28	1,886	1,632
Sweden	–	1,618	56	42	1,716	1,371
Switzerland	735	1,597	105	41	2,478	3,233
Other	775	1,550	4	271	2,600	2,674
Total Other Europe	$2,616	$15,108	$169	$673	$18,566	$19,093
Total exposure to Europe (5), (6)	$10,921	$32,283	$2,085	$2,880	$48,169	$46,054

(1)	Securities include $13.2 billion of trading securities (October 31, 2012 – $11.7 billion), $12.3 billion of deposits (October 31, 2012 – $12.5 billion) and $6.8 billion of AFS securities (October 31, 2012 – $6.8 billion).
(2)	Derivative exposure is measured at fair value.
(3)	U.K. has been restated to include deposits with a central bank, which were previously not included in our exposure.
(4)	Gross credit risk exposure to peripheral Europe is comprised of $nil to Greece (October 31, 2012 – $nil), Ireland $2.5 billion (October 31, 2012 – $3.8 billion), Italy $0.2 billion (October 31, 2012 – $0.2 billion), Portugal $0.1 billion (October 31, 2012 – $0.1 billion), and Spain $1.5 billion (October 31, 2012 – $1.1 billion).
(5)	Excludes $1.1 billion (October 31, 2012 – $0.6 billion) of exposures to supra-national agencies.
(6)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.

Q1 2013 vs. Q4 2012

Net exposure to Europe increased $2 billion from the prior quarter, primarily due to an increase in trading securities reflecting increased business activities.

Our net exposure to peripheral Europe including Greece, Ireland, Italy, Portugal and Spain remained minimal with total outstanding exposure of $1.1 billion as at January 31, 2013, compared to $1.5 billion in the prior quarter. This exposure was predominantly investment grade. Our net exposure to larger European countries including the U.K., Germany and France, primarily related to our capital markets, wealth management and investor services businesses, particularly in fixed income, treasury services, derivatives, and corporate and individual lending. These are client-driven businesses where we transact with a range of European financial institutions, corporations and individuals. In addition, we engage in primary dealer activities in a number of jurisdictions, including the U.K., Germany and France, where we participate in auctions of government debt and act as a market maker and provide liquidity to clients. Exposures to other European countries are largely related to securities which include trading securities, deposits and AFS securities.

Securities consisted of $13 billion in trading securities, $12 billion in deposits, and $7 billion in AFS securities. Our trading securities are related to both client market making activities and our funding and liquidity management needs. All of our trading securities are marked-to-market on a daily basis. Deposits primarily included deposits with central banks or financial institutions and also included deposits related to our wealth management business in the Channel Islands. AFS securities are largely comprised of Organization of Economic Co-operation and Development government and corporate debt. Our European corporate loan book is run on a global basis and the underwriting standards for this loan book reflect the same conservative approach to the use of our balance sheet as we have applied in both Canada and the U.S. We had credit losses of $115 million on this portfolio for this quarter, primarily related to a couple of accounts. The gross impaired loans ratio of this loan book was 0.64%.

Net European exposure by client type

	As at
	January 31 2013												October 31 2012
(Millions of Canadian dollars)	U.K.	Germany	France	Total U.K., Germany, France	Greece	Ireland	Italy	Portugal	Spain	Total Peripheral	Other Europe	Total Europe	Total Europe
Financials	$5,169	$5,231	$2,192	$12,592	$–	$97	$40	$2	$112	$251	$9,386	$22,229	$21,944
Sovereign (1)	5,251	1,380	1,418	8,049	–	13	4	–	264	281	6,305	14,635	12,661
Corporate	6,289	825	748	7,862	11	86	52	1	418	568	2,875	11,305	11,449
Total (2)	$16,709	$7,436	$4,358	$28,503	$11	$196	$96	$3	$794	$1,100	$18,566	$48,169	$46,054

(1)	Sovereign has been restated to include deposits with a central bank, which were previously not included in our exposure.
(2)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.

Royal Bank of Canada        First Quarter 2013        25

Credit quality performance

Provision for (recovery of) credit losses

	For the three months ended
(Millions of Canadian dollars)	January 31 2013	October 31 2012	January 31 2012
Personal & Commercial Banking	$241	$298	$251
Capital Markets	109	63	17
Corporate Support and Other (1)	(1)	1	(1)
Total PCL	349	362	267
Canada (2)
Residential mortgages	$4	$10	$11
Personal	93	106	107
Credit cards	88	87	104
Small business	8	11	8
Retail	193	214	230
Wholesale	14	122	10
PCL on impaired loans	207	336	240
U.S. (2)
Retail	$2	$1	$–
Wholesale	(1)	(3)	(2)
PCL on impaired loans	1	(2)	(2)
Other International (2)
Retail	$17	$7	$6
Wholesale	124	21	24
PCL on impaired loans	141	28	30
Total PCL on impaired loans	349	362	268
PCL on loans not yet identified as impaired	–	–	(1)
Total PCL	$349	$362	$267

(1)	PCL in Corporate Support and Other primarily is comprised of PCL from continuing operations for loans not yet identified as impaired. For further information, refer to the How we measure and report our business segments section of our 2012 Annual Report.
(2)	Geographic information is based on residence of borrower.

Q1 2013 vs. Q1 2012

Total PCL increased $82 million or 31%, from a year ago.

PCL in Personal & Commercial Banking decreased $10 million or 4%, mainly due to lower write-offs related to our credit card portfolio reflecting improved credit quality. Lower PCL in our Canadian retail lending and residential mortgage portfolios also contributed to the decrease. These factors were partially offset by higher PCL in our Caribbean portfolios.

PCL in Capital Markets increased $92 million, mainly reflecting higher provisions on a couple of accounts.

Q1 2013 vs. Q4 2012

Total PCL decreased $13 million or 4%, from the prior quarter.

PCL in Personal & Commercial Banking decreased $57 million or 19%, mainly due to lower PCL in our Canadian business lending, residential mortgage and retail lending portfolios. PCL was relatively flat in our Caribbean portfolios.

PCL in Capital Markets increased $46 million or 73%, mainly reflecting higher provisions on a couple of accounts.

26        Royal Bank of Canada        First Quarter 2013

Gross impaired loans (GIL)

	For the three months ended
(Millions of Canadian dollars)	January 31 2013	October 31 2012	January 31 2012
Personal & Commercial Banking	$1,809	$1,820	$2,094
Capital Markets	287	389	193
Investor & Treasury Services	2	6	34
Corporate Support and Other	39	35	2
Total GIL	$2,137	$2,250	$2,323
Canada (1)
Retail	$725	$715	$828
Wholesale	503	641	483
GIL	1,228	1,356	1,311
U.S. (1)
Retail	$7	$7	$6
Wholesale	153	162	106
GIL	160	169	112
Other International (1)
Retail	$257	$258	$263
Wholesale	492	467	637
GIL	749	725	900
Total GIL	$2,137	$2,250	$2,323

(1)	Geographic information is based on residence of borrower.

Q1 2013 vs. Q1 2012

Total GIL decreased $186 million or 8% from a year ago.

GIL in Personal & Commercial Banking decreased $285 million or 14%, mainly due to lower impaired loans in our Caribbean and Canadian residential mortgage portfolios.

GIL in Capital Markets increased $94 million or 49%, primarily due to higher impaired loans in the technology & media sector.

GIL in Investor & Treasury Services decreased $32 million largely reflecting write-offs.

In Canada, retail GIL decreased $103 million, primarily due to lower impaired loans in our residential mortgage portfolio. U.S. wholesale GIL increased $47 million mainly due to higher impaired loans in the industrial products and technology & media sectors. Other International wholesale GIL decreased $145 million primarily due to lower impaired loans in the real estate & related and transportation & environment sectors.

Q1 2013 vs. Q4 2012

Total GIL decreased $113 million or 5% from the prior quarter.

GIL in Personal & Commercial Banking decreased $11 million or 1%, mainly due to lower impaired loans in the Canadian agriculture portfolio. This factor was partially offset by higher impaired loans in our retail lending portfolios.

GIL in Capital Markets decreased $102 million or 26%, primarily due to lower impaired loans in the technology & media sector, largely reflecting write-offs.

In Canada, wholesale GIL decreased $138 million primarily due to lower impaired loans in the technology & media sector, largely reflecting write-offs and repayment. Other International wholesale GIL increased $25 million mainly due to higher impaired loans in the technology & media sector.

Royal Bank of Canada        First Quarter 2013        27

Allowance for credit losses (ACL)

	For the three months ended
(Millions of Canadian dollars)	January 31 2013	October 31 2012	January 31 2012
Allowance for impaired loans
Personal & Commercial Banking	$510	$507	$498
Capital Markets	79	126	74
Investor & Treasury Services	2	2	33
Corporate Support and Other	3	2	–
Total allowance for impaired loans	594	637	605
Canada (1)
Retail	$140	$142	$159
Wholesale	163	239	166
Allowance for impaired loans	303	381	325
U.S. (1)
Retail	$2	$1	$1
Wholesale	23	38	20
Allowance for impaired loans	25	39	21
Other International (1)
Retail	$96	$96	$81
Wholesale	170	121	178
Allowance for impaired loans	266	217	259
Total allowance for impaired loans	594	637	605
Allowance for loans not yet identified as impaired	1,451	1,451	1,451
Total ACL	$2,045	$2,088	$2,056

(1)	Geographic information is based on residence of borrower.

Q1 2013 vs. Q1 2012

Total ACL decreased $11 million or 1% from a year ago, mainly related to lower ACL in Investor & Treasury Services reflecting write-offs and our Canadian residential mortgage portfolio, partially offset by higher ACL in our Caribbean portfolios.

Q1 2013 vs. Q4 2012

Total ACL decreased $43 million or 2% from last quarter, mainly related to lower ACL in Capital Markets, largely due to write-offs.

Market risk

Market risk VaR

The following table shows Market risk VaR and Market risk Stressed VaR for all of our positions which are marked-to-market for financial reporting purposes, with the exception of those in a designated hedging relationship and certain other items(1). Prior to June 2012, we applied these measures separately to positions in the trading book, and positions not considered part of the trading book(2) such as Credit Valuation Adjustments (CVA), credit default swap hedges on the loan book and the risk associated with fair valued liabilities. In June 2012, we enhanced our limit structure to combine both sources of fair value market risk under these measures. This change was made in order to have greater consistency between the positions subject to market risk controls and the positions whose market risk directly impacts our revenues. The key risk measures (Market risk VaR) reported in the tables and charts below reflect this change.

We measure VaR at the 99th percentile confidence level for price movements over a one day holding period using historic simulation of the last two years of equally weighted historic market data. These calculations are updated daily with current risk positions with the exception of certain positions which are updated weekly. Market risk Stressed VaR is calculated in an identical manner as Market risk VaR with the exception that a fixed historical one year period of extreme volatility and its inverse are used rather than the last two year history. The stress period used is the interval from September 2008 through August 2009. Market risk Stressed VaR is calculated weekly for all portfolios. For further details of our approach to the management of trading market risk, refer to the Market risk section of our 2012 Annual Report.

The table also shows the diversification effect, which is calculated as the difference between the Market risk VaR and the sum of the separate risk factor Market risk VaR values.

(1)	Certain positions held within RBC Insurance are not included in these measures.
(2)	The trading book as defined in Section 8.5 of OSFI’s Capital Adequacy Requirements (January 2012).

28        Royal Bank of Canada        First Quarter 2013

	January 31, 2013				October 31, 2012		January 31, 2012
	As at Jan. 31	For the three months ended			As at Oct. 31	For the three months ended	As at Jan. 31	For the three months ended
(Millions of Canadian dollars)		Average	High	Low		Average		Average
Equity	$7	$11	$14	$7	$10	$10	$9	$10
Foreign exchange	2	2	3	1	2	3	3	4
Commodities	2	3	4	2	3	3	4	3
Interest rate	38	41	51	37	50	47	58	53
Credit specific (1)	9	11	12	9	10	10	8	9
Diversification	(20)	(25)	(30)	(20)	(28)	(26)	(22)	(20)
Market risk VaR	$38	$43	$48	$38	$47	$47	$60	$59
Market risk Stressed VaR	$73	$78	$82	$73	$79	$73	$74	$93

(1)	General credit spread risk is measured under interest rate VaR while credit specific risk captures issuer-specific credit spread volatility.

Q1 2013 vs. Q1 2012

Average Market risk VaR of $43 million for the first quarter of 2013 was down $16 million compared to the prior year. Average Market risk Stressed VaR was down $15 million compared to a year ago. The decrease in Market risk VaR and Market risk Stressed VaR were both primarily driven by the risk reduction activities in certain fixed income portfolios through last year.

Q1 2013 vs. Q4 2012

Average Market risk VaR of $43 million for the first quarter of 2013 was down $4 million compared to the prior quarter. The decrease was due to lower interest rate VaR across a number of trading desks. Average Market risk Stressed VaR was $78 million, up $5 million from the prior quarter mainly due to increased equity positions and mortgage-backed security risk in the first quarter.

During the quarter, there were no daily net trading losses. Trading revenue was higher during the first quarter of 2013, largely in the U.S. fixed income businesses, with increased client activity and favourable market conditions as compared to the prior quarter.

Market risk measures – non-trading banking activities

The following table provides the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management actions. During the first quarter of 2013, our interest rate risk exposure was well within our target levels for net interest income risk of 3.50% of projected net interest income, and for economic value of equity risk of 3.25% of shareholder’s equity.

Royal Bank of Canada        First Quarter 2013        29

	January 31 2013						October 31 2012		January 31 2012
	Economic value of equity risk			Net interest income risk (2)			Economic value of equity risk	Net interest income risk (2)	Economic value of equity risk	Net interest income risk (2)
	Canadian dollar impact	U.S. dollar impact (1)	Total	Canadian dollar impact	U.S. dollar impact (1)	Total
(Millions of Canadian dollars)
Before-tax impact of:
100bps increase in rates	$(462)	$(2)	$(464)	$479	$10	$489	$(497)	$397	$(383)	$331
100bps decrease in rates	387	–	387	(346)	–	(346)	405	(322)	351	(173)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.
(2)	Represents the 12-month Net interest income exposure to an instantaneous and sustained shift in interest rates.

Liquidity and funding management

There have been no material changes to our liquidity and funding management framework from that described in our 2012 Annual Report. We continue to maintain liquidity and funding that is appropriate for the execution of our strategy. Our liquidity and funding risk remain well within our risk appetite.

We continue to monitor and, as appropriate, modify our risk policies, practices and processes to align with regulatory developments and to position ourselves for the prospective regulatory reforms, such as the Basel III regulatory liquidity standards established by the BCBS and those issued by OSFI. The BCBS liquidity guidelines include minimum requirements for two regulatory measures, the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR). In January 2013, the BCBS released its final rules for LCR, with phased timelines for compliance, starting with a minimum of 60% coverage in 2015 and increasing by 10% annually to 100% in 2019. These changes have had a favourable impact on our LCR. The BCBS will continue to review NSFR guidelines, with planned implementation effective 2018.

Risk measurement

A variety of limit-based measures and metrics have been established to monitor and control liquidity risk within appropriate tolerances using a variety of time horizons and severity of stress levels. Risk methodologies and underlying assumptions are periodically reviewed and validated to ensure alignment with our operating environment, expected economic and market conditions, rating agency preferences, regulatory requirements and accepted practices. We measure and manage our liquidity position from a structural, tactical, and contingency (stressed) perspective. For further details, refer to the Liquidity and funding management section of our 2012 Annual Report.

Risk profile

As at January 31, 2013, relationship-based deposits which are the primary source of funding for retail loans and mortgages, were $335 billion or 53% of our total funding (October 31, 2012 – $329 billion or 54%). Funding for highly liquid assets consisted primarily of short term wholesale funding that reflects the expected monetization period of these assets. This wholesale funding comprised unsecured liabilities of $77 billion and secured (repurchase agreements and short sales) liabilities of $114 billion, and represented 12% and 18% of total funding as at January 31, 2013, respectively (October 31, 2012 – $84 billion and $105 billion or 14% and 17% of total funding, respectively). Long-term wholesale funding is mostly used to fund less liquid wholesale assets. Additional quantitative information is provided in the following Funding section.

Our liquid assets primarily consist of a diversified pool of highly rated liquid marketable securities which include cash, reverse repos and securities, and comprised 34% of our total assets (October 31, 2012 – 37%). Of the total liquid assets of $321 billion, $289 billion were highly liquid (October 31, 2012 – $305 billion and $272 billion), consisting predominantly of Canadian, U.S. and Other Organization for Economic Co-operation and Development (OECD) government securities, retained NHA MBS and cash. The remaining liquid assets were mostly hedged equities and high grade corporate debt with good market liquidity and secured funding markets. Refer to Note 3 of our Condensed Financial Statements for the balances of these securities and Note 7 of our 2012 Annual Consolidated Financial Statements for the securitization of our own assets for funding purposes.

As at January 31, 2013 and throughout the quarter ended January 31, 2013, we held US$5.3 billion and C$4.5 billion earmarked contingency liquidity assets (October 31, 2012 – US$5.3 billion and $4.5 billion). We also held a derivatives pledging liquid asset buffer of US$1.4 billion as at January 31, 2013 to mitigate the volatility of our net pledging requirements for derivatives trading (October 31, 2012 – US$1.3 billion). This buffer averaged US$1.3 billion during the quarter ended January 31, 2013 (October 31, 2012 – US$1.2 billion).

The following table provides a summary of liquid assets on our balance sheet, which are one of the inputs used in assessing our liquidity risk profile. We do not include encumbered assets as a source of available liquidity in measuring liquidity risk and we consider market, legal, regulatory, tax, operational and other restrictions that may impede transferability of liquidity between RBC units.

30        Royal Bank of Canada        First Quarter 2013

Liquid assets

	As at
(Millions of Canadian dollars)	January 31 2013	October 31 2012
Cash and due from banks	$11,234	$10,556
Interest-bearing deposits with banks	8,499	10,255
Assets purchased under reverse repurchase agreements and securities borrowed	121,333	112,257
Securities
Canadian government debt	36,528	36,923
U.S. state, municipal and agencies debt	25,687	24,530
Other OECD government debt	24,567	21,360
Mortgage-backed securities	1,035	956
Asset-backed securities	1,027	880
Corporate and other debt	27,398	27,096
Equities	44,430	40,872
Loan substitute securities	222	217
Call loans	360	310
Precious metals	501	996
NHA MBS	17,876	17,358
Total liquid assets	$320,697	$304,566
Encumbered liquid assets (1)	154,533	147,563
Unencumbered liquid assets	166,164	157,003
Liquid assets by bank, subsidiaries and foreign branches
Royal Bank of Canada	$93,717	$86,740
Foreign branches	27,721	26,331
Subsidiaries	199,259	191,495
Total liquid assets	$320,697	$304,566

(1)	Encumbered assets are assets which are pledged as collateral and are restricted from use to secure funding. Encumbered assets include loans on the consolidated balance sheet that are held by separate bankruptcy remote entities for securitization instruments and securities pledged as collateral for derivative and repurchase agreement transactions.

Funding

Funding strategy

Our wholesale funding activities are well diversified by geographic origin, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to constantly monitor market developments and trends, identify opportunities and risks and take appropriate and timely actions. We operate longer-term debt issuance registered programs. The following table summarizes these programs with their authorized limits by geography.

Programs by geography

Canada	U.S.	Europe/Asia
• Canadian Shelf – $15 billion	• SEC Registered – US$25 billion	• European Debt Issuance Program – US$40 billion

	• SEC Registered Covered Bonds – US$12 billion	• Covered Bond Program – Euro 15 billion

• Japanese Issuance Programs – JPY 1 trillion

We also raise long-term funding using Canadian Deposit Notes, NHA MBS, Canada Mortgage Bonds, credit card receivable backed securities, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms). We continuously evaluate expansion into new markets and investor segments since diversification expands our wholesale funding flexibility, minimizes funding concentration and dependency, and generally reduces financing costs. As presented in the following charts, our current long-term debt profile is well diversified by geography as well as by type of long-term funding products. Maintaining competitive credit ratings is also critical to cost-effective funding.

(1) Includes unsecured term funding and Covered Bonds.	(1) Mortgage-backed securities and Canadian Mortgage Bonds

Royal Bank of Canada        First Quarter 2013        31

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis is primarily dependent upon maintaining competitive credit ratings. A lowering of our credit rating may have potentially adverse consequences for our funding capacity or access to the capital markets, may also affect our ability, and the cost, to enter into normal course derivative or hedging transactions and may require us to post additional collateral under certain contracts. However, we estimate, based on periodic reviews of ratings triggers embedded in our existing businesses and of our funding capacity sensitivity, that a minor downgrade would not significantly influence our liability composition, funding access, collateral usage and associated costs.

On December 13, 2012, Standard & Poor’s (S&P) upgraded our outlook to stable from negative and affirmed our long- and short-term issuer credit ratings. The outlook revision followed a review by S&P of banking sector industry and economic risks in Canada, which resulted in a revision to their Banking Industry Country Risk Assessment for Canada to group 2 from 1.

On January 28, 2013, Moody’s removed systematic support from the subordinated debt ratings of RBC and all other Canadian banks, consistent with their announcement in October 2012. Moody’s reaffirmed all our other ratings.

The following table presents our major credit ratings and outlooks as at February 27, 2013:

As at February 27, 2013 (1)
	Short-term debt	Senior long- term debt	Outlook
Moody’s	P-1	Aa3	stable
S&P	A-1+	AA-	stable	(2)
Fitch Ratings	F1+	AA	stable
Dominion Bond Rating Services	R-1(high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.
(2)	On December 13, 2012, S&P upgraded our outlook to stable from negative.

Deposit profile

Core deposits, consisting of our own statistically derived estimates of the highly stable portions of all of our relational personal, commercial and institutional balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year were generally unchanged compared to the prior quarter, representing 67% of our total deposits, as continued growth in core relational deposits was largely offset by reduced reliance on term wholesale funding.

32        Royal Bank of Canada        First Quarter 2013

Contractual maturities

The following tables provide contractual maturity profiles of all our assets, liabilities, and off-balance sheet items as at January 31, 2013 with comparatives as at October 31, 2012.

Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modeling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement section.

	As at January 31, 2013
(Millions of Canadian dollars)	Less than 1 year	1 year to 3 years	3 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$–	$–	$–	$–	$22,240	$22,240
Securities
Trading	81,268	325	311	4,976	43,878	130,758
Available-for-sale	12,758	4,490	5,757	13,504	1,958	38,467
Assets purchased under reverse repurchase agreements and securities borrowed	115,980	643	–	–	4,710	121,333
Loans (net of allowance for loan losses)	61,167	88,563	122,650	23,184	85,420	380,984
Other
Customers’ liability under acceptances	5,091	2,073	1,914	234	–	9,312
Derivatives	16,746	12,045	14,624	43,826	2	87,243
Other financial assets	26,195	202	242	188	–	26,827
Total financial assets	$319,205	$108,341	$145,498	$85,912	$158,208	$817,164
Other non-financial assets	4,029	–	–	1,632	14,760	20,421
Total assets	$323,234	$108,341	$145,498	$87,544	$172,968	$837,585
Liabilities and equity
Deposits (1)
Unsecured borrowing	$110,872	$53,839	$20,128	$8,790	$258,129	$451,758
Secured borrowing	10,941	22,851	17,999	11,112	–	62,903
Other
Acceptances	5,091	2,073	1,914	234	–	9,312
Obligations related to securities sold short	50,062	–	–	–	–	50,062
Obligations related to assets sold under repurchase agreements and securities loaned	64,251	–	–	–	78	64,329
Derivatives	17,923	16,542	14,487	43,308	2	92,262
Other financial liabilities	31,654	355	181	3,785	1,408	37,383
Subordinated debentures	–	229	–	9,212	–	9,441
Trust capital securities	900	–	–	–	–	900
Total financial liabilities	$291,694	$95,889	$54,709	$76,441	$259,617	$778,350
Other non-financial liabilities	1,782	1,046	951	8,096	284	12,159
Equity	–	–	–	–	47,076	47,076
Total liabilities and equity	$293,476	$96,935	$55,660	$84,537	$306,977	$837,585
Off-balance sheet items
Financial guarantees	$8,838	$4,287	$1,854	$29	$22	$15,030
Lease commitments	698	1,242	793	1,206	–	3,939
Commitments to extend credit	23,734	41,070	57,265	10,165	952	133,186
Other commitments	4,524	366	172	120	61,372	66,554
Total off-balance sheet items	$37,794	$46,965	$60,084	$11,520	$62,346	$218,709

(1)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit Profile section, for our operations and liquidity needs.

Royal Bank of Canada        First Quarter 2013        33

	As at October 31, 2012
(Millions of Canadian dollars)	Less than 1 year	1 year to 3 years	3 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$–	$–	$–	$–	$22,872	$22,872
Securities
Trading	74,911	296	360	4,911	40,305	120,783
Available-for-sale	14,977	4,963	5,838	12,998	2,052	40,828
Assets purchased under reverse repurchase agreements and securities borrowed	105,220	2,205	–	–	4,832	112,257
Loans (net of allowance for loan losses)	62,998	83,635	124,218	22,060	85,333	378,244
Other
Customers’ liability under acceptances	5,198	1,907	2,167	113	–	9,385
Derivatives	12,958	15,735	14,222	48,374	4	91,293
Other financial assets	27,288	216	113	190	–	27,807
Total financial assets	$303,550	$108,957	$146,918	$88,646	$155,398	$803,469
Other non-financial assets	4,293	1,005	–	1,559	14,774	21,631
Total assets	$307,843	$109,962	$146,918	$90,205	$170,172	$825,100
Liabilities and equity
Deposits (1)
Unsecured borrowing	$109,370	$49,577	$22,470	$8,525	$252,947	$442,889
Secured borrowing	11,683	24,354	17,232	12,061	–	65,330
Other
Acceptances	5,198	1,907	2,167	113	–	9,385
Obligations related to securities sold short	40,756	–	–	–	–	40,756
Obligations related to assets sold under repurchase agreements and securities loaned	63,116	–	–	–	916	64,032
Derivatives	14,429	19,703	15,659	46,969	1	96,761
Other financial liabilities	33,627	278	193	3,819	1,427	39,344
Subordinated debentures	–	233	–	7,382	–	7,615
Trust capital securities	–	900	–	–	–	900
Total financial liabilities	$278,179	$96,952	$57,721	$78,869	$255,291	$767,012
Other non-financial liabilities	1,815	882	963	8,179	221	12,060
Equity	–	–	–	–	46,028	46,028
Total liabilities and equity	$279,994	$97,834	$58,684	$87,048	$301,540	$825,100
Off-balance sheet items
Financial guarantees	$9,021	$2,791	$2,532	$317	$22	$14,683
Lease commitments	688	1,246	856	1,258	–	4,048
Commitments to extend credit	22,344	36,992	57,871	10,169	1,033	128,409
Other Commitments	4,678	374	181	163	56,141	61,537
Total off-balance sheet items	$36,731	$41,403	$61,440	$11,907	$57,196	$208,677

(1)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit Profile section, for our operations and liquidity needs.

Capital management

Basel III

Basel III capital rules, which aim to raise the quality, consistency and transparency of the capital base across banks globally, strengthen the risk coverage of the capital framework, limit the build up of excessive leverage and reduce procyclicality in the banking sector, will be phased in over the period from 2013 to 2019.

To provide implementation guidance, OSFI published the final version of “Capital Adequacy Requirements (CAR) Guideline” in December 2012, setting the “all-in” CET1 ratio at a 4.5% minimum. However, OSFI expects Canadian banks to meet the “all-in” target CET1 ratio of at least 7% by the first quarter of 2013, which includes a capital conservation buffer of 2.5%. OSFI also expects Canadian banks to meet the “all-in” target Tier 1 capital ratio of 8.5% and target Total capital ratio of 10.5% by the first quarter of 2014. The “all-in” methodology is defined as capital calculated to include all regulatory adjustments required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. The final OSFI CAR guideline also incorporates the non-viability contingent capital requirements, and delays the implementation of credit valuation adjustment (CVA) capital charge rules until January 1, 2014. For further details on our implementation of Basel III, refer to the Capital management section of our 2012 Annual Report.

Basel III regulatory capital and capital ratios and risk-weighted assets (RWA)

Under Basel III, regulatory capital includes CET1, Tier 1 and Tier 2 capital. Total capital is the sum of these components.

CET1 capital comprises the highest quality of capital. Regulatory adjustments under Basel III are expanded to include full deductions of certain items and additional capital components that are subject to the threshold deductions.

Tier 1 capital was redefined and comprises predominantly CET1, with additional Tier 1 items. Tier 2 capital includes subordinated debentures that meet certain criteria, certain loan loss allowances and non-controlling interests in subsidiaries’ Tier 2 instruments. Total capital is defined as the sum of Tier 1 and Tier 2 capital.

Under Basel III, our RWA are increasing, largely reflecting the 250% risk-weighted threshold items not deducted from CET1 capital, increased and new capital charge for credit risk related to asset value correlation for financial institutions and exposures

34        Royal Bank of Canada        First Quarter 2013

cleared through central counterparties, as well as the conversion of certain Basel II capital deductions to RWA, such as securitization and significant investments in commercial entities which are subject to a 1250% risk-weight. Our RWA will further increase once we implement the CVA capital charge effective January 1, 2014.

Regulatory capital ratios are calculated by dividing CET1, Tier 1 and Total capital by RWA. Pending the BCBS’s review of the final leverage requirements, OSFI requires Canadian banks to maintain an Assets-to-capital multiple (which is calculated by dividing Gross Adjusted Assets (GAA) by Total capital calculated on a Basel III transitional basis) at or below a maximum level prescribed by OSFI. All items that are deducted from capital are excluded from total assets.

The following chart provides a summary of the major components of CET1, Tier 1, Tier 2 and Total capital.

(1)	First level: The amount by which each of the items exceeds a 10% threshold of CET1 capital (after all deductions but before threshold deductions) will be deducted from CET1 capital. Second level: The aggregate amount of the three items not deducted from the first level above and in excess of 15% of CET1 capital after regulatory adjustments will be deducted from capital, and the remaining balance not deducted will be risk-weighted at 250%.

The following table provides a summary of OSFI regulatory target ratios under Basel III.

	OSFI regulatory targets under Basel III			RBC capital ratios as at January 31, 2013	Meet or exceed OSFI target ratios	OSFI target requirements as of
Basel III Capital Ratios	Minimum	Capital Conservation Buffer	Minimum including Capital Conservation Buffer
Common Equity Tier 1 (%)	> 4.5%	2.5%	> 7.0%	9.3%	✓	2013
Tier 1 capital (%)	> 6.0%	2.5%	> 8.5%	11.5%	✓	2014
Total capital (%)	> 8.0%	2.5%	> 10.5%	14.3%	✓	2014

The following table provides a discussion on our regulatory capital, RWA and capital ratios. Our capital position remained strong during the quarter and our capital ratios remain well above OSFI regulatory targets.

Royal Bank of Canada        First Quarter 2013        35

Regulatory capital, RWA and capital ratios

	Basel III All-in Basis (1)	Basel II
	As at
(Millions of Canadian dollars, except percentage and multiple amounts)	January 31 2013	October 31 2012			January 31 2012
Capital
Common Equity Tier 1 capital	$28,115	$	n.a.	(1)	$	n.a.	(1)
Tier 1 capital	34,769		36,807			34,727
Total capital	43,287		42,347			41,462
RWA
Credit risk	$223,318		$209,559			$211,604
Market risk	38,099		30,109			33,549
Operational risk	41,711		40,941			40,355
Total RWA	$303,128		$280,609			$285,508
Capital ratios and multiples
Common Equity Tier 1 ratio (1)	9.3%		n.a.	(1)		n.a.	(1)
Tier 1 capital ratio	11.5%		13.1%			12.2%
Total capital ratio	14.3%		15.1%			14.5%
Assets-to-capital multiple (2)	16.2X		16.7X			16.6X
GAA (billions) (2)	$762.7		$740.8			$717.5

(1)	Effective the first quarter of 2013, we calculate capital ratios and Assets-to-capital multiple using the Basel III framework. The capital ratios are calculated on the “all-in” basis. The prior periods’ capital ratios and Assets-to-capital multiple were calculated using the Basel II framework. Basel III and Basel II are not directly comparable. The CET1 ratio is a new regulatory measure under the Basel III framework. The CET1 capital and ratio are not applicable (n.a.) for prior periods as Basel III was adopted prospectively, effective the first quarter of 2013.
(2)	Effective the first quarter of 2013, Assets-to-capital multiple is calculated on a transitional basis as per OSFI CAR Guideline. Transitional is defined as capital calculated according to the current year’s phase-in of regulatory adjustments and phase-out of non-qualifying capital instruments.

Q1 2013 (Basel III) vs. Q4 2012 (Estimated pro forma Basel III)

(1)	Internal capital generation of $1 billion represents net income available to shareholders less common share dividends.

Our Basel III CET1 ratio was 9.3% compared to our Basel III estimated pro forma CET1 ratio of 8.4% in the last quarter, up 90 bps, reflecting a decrease in RWA primarily due to the delayed regulatory implementation of a CVA capital charge of approximately $20 billion and internal capital generation. Excluding the CVA impact in the last quarter, our CET1 ratio was up 30 bps.

Q1 2013 (Basel III) vs. Q1 2012 (Basel II)

(1)	Internal capital generation of $4 billion represents net income available to shareholders less common share dividends.

36        Royal Bank of Canada        First Quarter 2013

Our Basel III Tier 1 capital ratio was down 70 bps from our Basel II Tier 1 capital ratio as at January 31, 2012. This was largely due to the adoption of Basel III which resulted in higher RWA standards and Tier 1 capital requirements including the full deductions of intangibles and defined pension fund assets and the phase-out of non-qualifying Tier 1 capital under Basel III. The phase-in impact of IFRS also contributed to the decrease. These factors were partially offset by internal capital generation.

RWA increased by $18 billion, mainly due to higher Basel III RWA requirements of $27 billion reflecting higher credit risk RWA due to an increase in capital charge related to asset value correlation for financial institutions and a new capital charge for exposures cleared through central counterparties, as well as risk weighting of securitization exposures. The inclusion of our additional 50% ownership of RBCIS and the growth in wholesale and retail credit exposures also contributed to the increase. These factors were partially offset by the sale of our U.S. regional retail banking operations, which closed in the second quarter of 2012, an update of our risk parameters, and our ongoing risk management and balance sheet optimization activities.

Our Total capital ratio was down 20 bps from last year largely due to the factors noted in Tier 1 capital ratio above, as well as the phase-out of non-qualifying Tier 2 capital and the redemption of $1 billion of innovative Tier 2 capital instruments (Trust Subordinated Notes Series A) in the second quarter of 2012. These factors were partially offset by the issuance of $2 billion of subordinated debentures this quarter.

As at January 31, 2013, our Assets-to-capital multiple was 16.2 times compared to 16.6 times a year ago as our Total capital (on a transitional basis) increased proportionally more than the growth in GAA.

Q1 2013 (Basel III) vs. Q4 2012 (Basel II)

(1)	Internal capital generation of $1 billion represents net income available to shareholders less common shares dividends.

Our Basel III Tier 1 capital ratio was down 160 bps largely due to higher RWA and lower Tier 1 capital mainly reflecting the Basel III impacts as noted above, and the phase-in impact of IFRS, partially offset by internal capital generation.

RWA increased by $23 billion mainly due to the higher RWA requirements under Basel III as noted above and higher market risk RWA due to an increase in trading exposures. These factors were partially offset by the impact of an update of our risk parameters and our ongoing risk management and balance sheet optimization activities.

Our Total capital ratio was down 80 bps largely due to the same factors noted in the Tier 1 capital ratio discussion above, and the phase-out of non-qualifying Tier 2 capital, partially offset by the issuance of $2 billion of subordinated debentures this quarter.

As at January 31, 2013, our Assets-to-capital multiple was 16.2 times compared to 16.7 times last quarter as our Total capital (on a transitional basis) increased proportionally more than the growth in GAA.

Selected capital management activity

The following table provides our selected capital management activity for the three months ended January 31, 2013.

	For the three months ended January 31, 2013
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount
Tier 1
Common shares issued
Stock options exercised (1)	964	$44
Tier 2
Issuance of December 6, 2024 subordinated debentures (2)		2,000

(1)	Amounts include cash received for stock options exercised during the period and the fair value adjustments to stock options.
(2)	For further details, refer to Note 9 of our Condensed Financial Statements.

Royal Bank of Canada        First Quarter 2013        37

Selected share data (1)

	As at January 31, 2013
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount
Common shares outstanding	1,446,267	$14,367
First preferred shares outstanding
Non-cumulative Series W (2)	12,000	300
Non-cumulative Series AA	12,000	300
Non-cumulative Series AB	12,000	300
Non-cumulative Series AC	8,000	200
Non-cumulative Series AD	10,000	250
Non-cumulative Series AE	10,000	250
Non-cumulative Series AF	8,000	200
Non-cumulative Series AG	10,000	250
Non-cumulative Series AH	8,500	213
Non-cumulative Series AJ (3)	16,000	400
Non-cumulative Series AL (3)	12,000	300
Non-cumulative Series AN (3)	9,000	225
Non-cumulative Series AP (3)	11,000	275
Non-cumulative Series AR (3)	14,000	350
Non-cumulative Series AT (3)	11,000	275
Non-cumulative Series AV (3)	16,000	400
Non-cumulative Series AX (3)	13,000	325
Treasury shares – preferred	(45)	(1)
Treasury shares – common	(327)	(22)
Stock options
Outstanding	12,245
Exercisable	7,264
Dividends
Common		868
Preferred		65

(1)	For further details about our capital management activity, refer to Note 9 of our Condensed Financial Statements.
(2)	Effective February 24, 2010, we have the right to convert into common shares at our option, subject to certain restrictions.
(3)	Dividend rate will reset every five years.

In October 2012, we announced our normal course issuer bid (NCIB) which permits us to purchase up to 30 million of our common shares. The NCIB expires on October 31, 2013. As at February 22, 2013, we have not purchased any shares under the NCIB.

As at February 22, 2013, the number of outstanding common shares and stock options was 1,446,337,425 and 12,175,096, respectively. As at February 22, 2013, the number of Treasury shares – preferred and Treasury shares – common was 18,842 and (199,163), respectively.

Attributed capital

	For the three months ended
(Millions of Canadian dollars)	January 31 2013	October 31 2012	January 31 2012
Credit risk	$11,400	$11,100	$8,750
Market risk (trading and non-trading)	3,700	3,700	3,850
Operational risk	4,100	3,850	3,650
Business and fixed asset risk	2,850	2,850	2,600
Insurance risk	500	450	450
Goodwill and intangibles	10,150	10,100	9,700
Regulatory capital allocation	1,550	3,100	4,950
Attributed capital	$34,250	$35,150	$33,950
Under attribution of capital	5,750	3,700	400
Average common equity from discontinued operations	–	–	1,250
Average common equity	$40,000	$38,850	$35,600

Q1 2013 vs. Q1 2012

Attributed capital increased $300 million, largely due to an increase in credit risk as a result of business growth, as well as higher operational and business risk reflecting revenue growth. Higher goodwill and intangibles reflecting the acquisition of the additional 50% ownership of RBCIS also contributed to the increase. These factors were partially offset by the reduction of regulatory capital allocation mainly due to the delayed implementation of the CVA capital charge and lower trading market risk reflecting our ongoing risk management activities.

We remain well capitalized with the current level of available capital exceeding the attributed capital required to underpin all of our material risks. Unattributed capital increased from the prior year as we consider the potential additional capital requirements by OSFI for domestic systemically important banks.

38        Royal Bank of Canada        First Quarter 2013

Q1 2013 vs. Q4 2012

Attributed capital decreased $900 million, largely due to the reduction of regulatory capital allocation reflecting the delayed implementation of the CVA capital charge, partially offset by an increase in credit risk reflecting business growth and higher operational risk due to revenue growth.

Additional financial information

Exposures to selected financial instruments

Net exposure to U.S. subprime and Alt-A through RMBS, CDOs and mortgages

	As at
	January 31, 2013				January 31, 2012
(Millions of Canadian dollars)	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities before hedging	$176	$156	$15	$347	$232	$287	$16	$535
Fair value of securities net of hedging by rating
AAA	$15	$–	$–		$5	$26	$–
AA	38	12	–		40	14	–
A	12	7	–		28	35	–
BBB	25	–	–		15	19	–
Below BBB-	86	137	15		144	193	16
Total	$176	$156	$15	$347	$232	$287	$16	$535
Fair value of securities net of hedging by vintage
2003 (or before)	$8	$9	$–		$15	$4	$–
2004	7	36	–		52	54	–
2005	89	60	15		120	107	16
2006	66	26	–		30	57	–
2007 and greater	6	25	–		15	65	–
Total	$176	$156	$15	$347	$232	$287	$16	$535
Amortized cost of subprime/Alt-A mortgages (whole loans)	$7	$28	$–	$35	$157	$655	$–	$812
Total subprime and Alt-A exposures, net of hedging	$183	$184	$15	$382	$389	$942	$16	$1,347

Sensitivities of fair value of securities, net of hedging, to changes in assumptions:
100bps increase in credit spread	$(3)	$(12)
100bps increase in interest rates	–	(9)
20% increase in default rates	(10)	(16)
25% decrease in prepayment rates	(2)	(3)

Exposure to U.S. subprime and Alt-A residential mortgage-backed securities (RMBS), and Collateralized Debt Obligations (CDOs) and mortgages

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our net exposures to U.S. subprime and Alt-A residential mortgages of $382 million represented less than 0.1% of our total assets as at January 31, 2013, compared to $1,347 million or 0.2% in the prior year. The decrease of $965 million is primarily due to the sale of our U.S. regional retail banking operations which closed in the second quarter of 2012.

Q1 2013 vs. Q1 2012

Our total holdings of RMBS noted in the table above may be exposed to U.S. subprime risk. As at January 31, 2013, our U.S. subprime RMBS exposure of $176 million decreased $56 million or 24% compared to the prior year, primarily due to the sale of certain securities. Of the exposure, $65 million or 37% of our related holdings are rated A and above, a decrease of $8 million from the prior year.

As at January 31, 2013, U.S. subprime RMBS holdings rated AAA, comprised of 9% of total U.S. subprime RMBS holdings compared with 2% in the prior year. As at January 31, 2013, our exposure to U.S. subprime loans of $7 million decreased $150 million compared to the prior year, primarily reflecting the sale of our U.S. regional retail banking operations noted above.

Of our total holdings of RMBS, holdings with a fair value of $156 million may be exposed to U.S. Alt-A risk. U.S. Alt-A exposures decreased $131 million from the prior year mainly due to the sale of certain holdings during 2012. Approximately 33% of these RMBS were issued during 2006 and onwards, compared to 43% in the prior year. As at January 31, 2013, our exposure to U.S. Alt-A loans of $28 million decreased $627 million compared to the prior year, reflecting the sale of our U.S. regional retail banking operations noted above.

Of our total holdings of CDOs, holdings of $15 million may be exposed to U.S. subprime or Alt-A risk, which is relatively unchanged from the prior year. As at January 31, 2013, the fair value of our Corporate CDOs, which are predominately comprised of $1.9 billion of Corporate Collateralized Loan Obligations decreased $0.4 billion compared to the prior year.

Off-balance sheet arrangements

For our off-balance sheet arrangements including multi-seller conduits, structured investment vehicles and other variable interest entities as at January 31, 2013, refer to the Off-balance sheet arrangements section.

Royal Bank of Canada        First Quarter 2013        39

Leveraged finance

Leveraged finance comprises infrastructure finance, essential services and other types of finance. It excludes investment grade financing and non-investment grade financing where there is no private equity sponsor involvement. As at January 31, 2013, our total commitments, combined funded and unfunded of $11.4 billion, increased $4.4 billion compared to the prior year, reflecting an increase in client volumes. As at January 31, 2013, our total commitments, combined funded and unfunded represented 1.4% of our total assets compared to 0.9% in the prior year.

Commercial mortgage-backed securities disclosure

The fair value of our total direct holdings of commercial mortgage-backed securities was $152 million as at January 31, 2013.

Assets and liabilities measured at fair value

There were significant transfers in or out of levels 1, 2 or 3 in the current quarter, as classified by the fair value hierarchy set out in IFRS 7, Financial Instruments – Disclosures.

For further details, refer to Note 3 of our Condensed Financial Statements.

	As at January 31, 2013
(Millions of Canadian dollars, except percentage amounts)	Fair value (1)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
Financial assets
Securities at FVTPL	$130,758	45%	54%	1%	100%
Available-for-sale	37,962	19	64	17	100
Loans – Wholesale	1,586	0	70	30	100
Derivatives	117,574	1	98	1	100
Other assets	738	60	38	2	100
Financial liabilities
Deposits	$59,753	0%	84%	16%	100%
Derivatives	122,331	1	97	2	100
(1)	Fair value of assets and liabilities as a percentage of total assets and liabilities measured at fair value on a recurring basis for categories presented in the table above and does not reflect the impact of netting.

Accounting and control matters

Summary accounting policies and estimates

Our Condensed Financial Statements are presented in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The significant accounting policies are described in Note 2 to our Condensed Financial Statements and Note 2 to our 2012 Annual Consolidated Financial Statements.

Changes in accounting policies and disclosure

Amendments to IAS 1 Presentation of Financial Statements

During the quarter, we adopted IAS 1 Presentation of Financial Statements (amendments to IAS 1), issued by the International Accounting Standards Board (IASB) in June 2011. The amendments require items presented in the statement of other comprehensive income to be categorized according to whether the items will or will not be reclassified to income at a future date. The adoption did not impact our financial results.

Amendments to IAS 12 Income Taxes

During the quarter, we adopted IAS 12 Income taxes: Deferred Taxes, Recovery of Underlying Assets (amendments to IAS 12), issued by the IASB in December 2010. The amendments provided guidance for deferred tax associated with investment property measured using the fair value model and non-depreciable assets measured using the revaluation model. The adoption did not impact our financial results.

Controls and procedures

Disclosure controls and procedures

As of January 31, 2013, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the United States Securities and Exchange Commission. Based on that evaluation, the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of January 31, 2013.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended January 31, 2013, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

Our policies and procedures for related party transactions have not changed materially from October 31, 2012. For further information, refer to Note 29 of our 2012 Annual Consolidated Financial Statements.

40        Royal Bank of Canada        First Quarter 2013

Interim Condensed Consolidated Financial Statements (unaudited)

Interim Condensed Consolidated Balance Sheets (unaudited)

(Millions of Canadian dollars)	January 31 2013	October 31 2012	January 31 2012
Assets
Cash and due from banks	$13,741	$12,617	$12,005
Interest-bearing deposits with banks	8,499	10,255	5,844
Securities (Note 4)
Trading	130,758	120,783	123,565
Available-for-sale	38,467	40,828	41,621
	169,225	161,611	165,186
Assets purchased under reverse repurchase agreements and securities borrowed	121,333	112,257	96,212
Loans (Note 5)
Retail	302,193	301,185	287,164
Wholesale	80,745	79,056	68,739
	382,938	380,241	355,903
Allowance for loan losses (Note 5)	(1,954)	(1,997)	(1,965)
	380,984	378,244	353,938
Investments for account of segregated fund holders	406	383	343
Other
Customers’ liability under acceptances	9,312	9,385	7,980
Derivatives (Note 6)	87,243	91,293	103,341
Premises and equipment, net	2,678	2,691	2,614
Goodwill	7,459	7,485	7,608
Other intangibles	2,698	2,686	2,124
Assets of discontinued operations	–	–	26,324
Investments in associates	129	125	153
Prepaid pension benefit cost	999	1,049	302
Other assets	32,879	35,019	31,042
	143,397	149,733	181,488
Total assets	$837,585	$825,100	$815,016
Liabilities and equity
Deposits (Note 7)
Personal	$184,330	$179,502	$172,104
Business and government	313,256	312,882	300,100
Bank	17,075	15,835	17,623
	514,661	508,219	489,827
Insurance and investment contracts for account of segregated fund holders	406	383	343
Other
Acceptances	9,312	9,385	7,980
Obligations related to securities sold short	50,062	40,756	37,358
Obligations related to assets sold under repurchase agreements and securities loaned	64,329	64,032	53,562
Derivatives (Note 6)	92,262	96,761	106,763
Insurance claims and policy benefit liabilities	7,956	7,921	7,681
Liabilities of discontinued operations	–	–	19,488
Accrued pension and other post-employment benefit expense	1,628	1,729	1,609
Other liabilities	39,552	41,371	38,031
	265,101	261,955	272,472
Subordinated debentures (Note 9)	9,441	7,615	8,744
Trust capital securities	900	900	900
Total liabilities	790,509	779,072	772,286
Equity attributable to shareholders
Preferred shares	4,813	4,813	4,813
Common shares (shares issued – 1,446,267,084, 1,445,302,600 and 1,440,856,913) (Note 9)	14,367	14,323	14,113
Treasury shares – preferred (shares held – 44,805, (41,632) and (3,793))	(1)	1	–
– common (shares held – 326,556, (543,276) and (295,128))	(22)	30	15
Retained earnings	25,375	24,270	21,364
Other components of equity	780	830	667
	45,312	44,267	40,972
Non-controlling interests	1,764	1,761	1,758
Total equity	47,076	46,028	42,730
Total liabilities and equity	$837,585	$825,100	$815,016

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        First Quarter 2013        41

Interim Condensed Consolidated Statements of Income (unaudited)

	For the three months ended
(Millions of Canadian dollars, except per share amounts)	January 31 2013	October 31 2012	January 31 2012
Interest income
Loans	$4,054	$4,026	$3,907
Securities	961	913	1,031
Assets purchased under reverse repurchase agreements and securities borrowed	249	249	217
Deposits	13	14	16
	5,277	5,202	5,171
Interest expense
Deposits	1,423	1,468	1,544
Other liabilities	477	475	527
Subordinated debentures	92	84	97
	1,992	2,027	2,168
Net interest income	3,285	3,175	3,003
Non-interest income
Insurance premiums, investment and fee income	1,021	1,098	1,550
Trading revenue	356	258	396
Investment management and custodial fees	609	566	497
Mutual fund revenue	594	569	499
Securities brokerage commissions	321	330	287
Service charges	354	362	334
Underwriting and other advisory fees	469	375	294
Foreign exchange revenue, other than trading	175	203	146
Card service revenue	254	234	237
Credit fees	286	220	188
Net gain on available-for-sale securities (Note 4)	66	80	15
Share of profit (loss) in associates	6	(1)	10
Other	114	49	118
Non-interest income	4,625	4,343	4,571
Total revenue	7,910	7,518	7,574
Provision for credit losses (Note 5)	349	362	267
Insurance policyholder benefits, claims and acquisition expense	705	770	1,211
Non-interest expense
Human resources	2,632	2,332	2,329
Equipment	291	293	258
Occupancy	287	288	264
Communications	161	209	177
Professional fees	160	216	154
Outsourced item processing	60	55	65
Amortization of other intangibles	135	142	129
Other	325	338	295
	4,051	3,873	3,671
Income before income taxes from continuing operations	2,805	2,513	2,425
Income taxes	735	602	549
Net income from continuing operations	2,070	1,911	1,876
Net loss from discontinued operations	–	–	(21)
Net income	$2,070	$1,911	$1,855
Net income attributable to:
Shareholders	$2,045	$1,888	$1,830
Non-controlling interests	25	23	25
	$2,070	$1,911	$1,855
Basic earnings per share (in dollars) (Note 10)	$1.37	$1.26	$1.23
Basic earnings per share from continuing operations (in dollars)	1.37	1.26	1.24
Basic loss per share from discontinued operations (in dollars)	–	–	(0.01)
Diluted earnings per share (in dollars) (Note 10)	1.36	1.25	1.22
Diluted earnings per share from continuing operations (in dollars)	1.36	1.25	1.23
Diluted loss per share from discontinued operations (in dollars)	–	–	(0.01)
Dividends per common share (in dollars)	0.60	0.60	0.54
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

42        Royal Bank of Canada        First Quarter 2013

Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended
(Millions of Canadian dollars)	January 31 2013	October 31 2012	January 31 2012
Net income	$2,070	$1,911	$1,855
Other comprehensive (loss) income, net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized (losses) gains on available-for-sale securities
Net unrealized gains on available-for-sale securities	2	83	57
Reclassification of net gains on available-for-sale securities to income	(50)	(32)	(14)
	(48)	51	43
Foreign currency translation adjustments
Unrealized foreign currency translation (losses) gains	(51)	144	51
Net foreign currency translation gains (losses) from hedging activities	37	(89)	(3)
Reclassification of losses on net investment hedging activities to income	–	–	1
	(14)	55	49
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	24	(20)	67
Reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(12)	(11)	19
	12	(31)	86
Total other comprehensive (loss) income, net of taxes	(50)	75	178
Total comprehensive income	$2,020	$1,986	$2,033
Total comprehensive income attributable to:
Shareholders	$1,995	$1,963	$2,007
Non-controlling interests	25	23	26
	$2,020	$1,986	$2,033

The income tax effect on the Interim Consolidated Statements of Comprehensive Income is shown in the table below.

	For the three months ended
(Millions of Canadian dollars)	January 31 2013	October 31 2012	January 31 2012
Income tax (recoveries) expenses on net unrealized gains on available-for-sale securities	$(9)	$36	15
Income tax expenses on reclassification of net gains on available-for-sale securities to income	(5)	(1)	(7)
Income tax recoveries on unrealized foreign currency translation (losses) gains	(1)	–	–
Income tax expenses (recoveries) on foreign currency translation gains (losses) from hedging activities	13	(14)	13
Income tax expenses on reclassification of losses on net investment hedging activities to income	–	–	(3)
Income tax expenses (recoveries) on gains (losses) on derivatives designated as cash flow hedges	8	(7)	23
Income tax (expenses) recoveries on reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(4)	(4)	8
Total income tax expenses	$2	$10	$49

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        First Quarter 2013        43

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at October 31, 2011	$4,813	$14,010	$–	$8	$20,381	$259	$71	$160	$490	$39,702	$1,761	$41,463
Changes in equity
Issues of share capital	–	103	–	–	–	–	–	–	–	103	–	103
Sales of treasury shares	–	–	29	1,795	–	–	–	–	–	1,824	–	1,824
Purchases of treasury shares	–	–	(29)	(1,788)	–	–	–	–	–	(1,817)	–	(1,817)
Share-based compensation awards	–	–	–	–	(2)	–	–	–	–	(2)	–	(2)
Dividends	–	–	–	–	(842)	–	–	–	–	(842)	(46)	(888)
Other	–	–	–	–	(3)	–	–	–	–	(3)	16	13
Net income	–	–	–	–	1,830	–	–	–	–	1,830	25	1,855
Other components of equity
Net change in unrealized gains (losses) on available-for-sale securities	–	–	–	–	–	43	–	–	43	43	1	44
Foreign currency translation adjustments	–	–	–	–	–	–	48	–	48	48	1	49
Net change in cash flow hedges	–	–	–	–	–	–	–	86	86	86	–	86
Balance at January 31, 2012	$4,813	$14,113	$–	$15	$21,364	$302	$119	$246	$667	$40,972	$1,758	$42,730
Balance at July 31, 2012	$4,813	$14,279	$(2)	$13	$23,310	$367	$140	$248	$755	$43,168	$1,757	$44,925
Changes in equity
Issues of share capital	–	44	–	–	–	–	–	–	–	44	–	44
Sales of treasury shares	–	–	20	778	–	–	–	–	–	798	–	798
Purchases of treasury shares	–	–	(17)	(761)	–	–	–	–	–	(778)	–	(778)
Share-based compensation awards	–	–	–	–	(4)	–	–	–	–	(4)	–	(4)
Dividends	–	–	–	–	(932)	–	–	–	–	(932)	–	(932)
Other	–	–	–	–	8	–	–	–	–	8	(19)	(11)
Net income	–	–	–	–	1,888	–	–	–	–	1,888	23	1,911
Other components of equity
Net change in unrealized gains (losses) on available-for-sale securities	–	–	–	–	–	52	–	–	52	52	–	52
Foreign currency translation adjustments	–	–	–	–	–	–	55	–	55	55	–	55
Net change in cash flow hedges	–	–	–	–	–	–	–	(32)	(32)	(32)	–	(32)
Balance at October 31, 2012	$4,813	$14,323	$1	$30	$24,270	$419	$195	$216	$830	$44,267	$1,761	$46,028
Changes in equity
Issues of share capital	–	44	–	–	–	–	–	–	–	44	–	44
Sales of treasury shares	–	–	45	636	–	–	–	–	–	681	–	681
Purchases of treasury shares	–	–	(47)	(688)	–	–	–	–	–	(735)	–	(735)
Share-based compensation awards	–	–	–	–	(2)	–	–	–	–	(2)	–	(2)
Dividends	–	–	–	–	(933)	–	–	–	–	(933)	(47)	(980)
Other	–	–	–	–	(5)	–	–	–	–	(5)	25	20
Net income	–	–	–	–	2,045	–	–	–	–	2,045	25	2,070
Other components of equity
Net change in unrealized gains (losses) on available-for-sale securities	–	–	–	–	–	(48)	–	–	(48)	(48)	–	(48)
Foreign currency translation adjustments	–	–	–	–	–	–	(14)	–	(14)	(14)	–	(14)
Net change in cash flow hedges	–	–	–	–	–	–	–	12	12	12	–	12
Balance at January 31, 2013	$4,813	$14,367	$(1)	$(22)	$25,375	$371	$181	$228	$780	$45,312	$1,764	$47,076

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

44        Royal Bank of Canada        First Quarter 2013

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three months ended
(Millions of Canadian dollars)	January 31 2013	October 31 2012	January 31 2012
Cash flows from operating activities
Net income	$2,070	$1,911	$1,855
Adjustments for non-cash items and others
Provision for credit losses	349	362	350
Depreciation	112	122	108
Deferred income taxes	114	(165)	178
Amortization of other intangibles	135	142	144
(Gain) loss on sale of premises and equipment	(1)	4	7
Gain on available-for-sale securities	(79)	(97)	(50)
Writedown of available-for-sale securities	13	15	16
Share of profit (loss) in associates	(6)	1	(9)
Adjustments for net changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	35	(44)	562
Net change in accrued interest receivable and payable	(406)	124	(429)
Current income taxes	382	(110)	(814)
Derivative assets	4,050	11,964	(3,694)
Derivative liabilities	(4,499)	(12,058)	6,241
Trading securities	(9,975)	(3,733)	4,079
Change in loans, net of securitizations	(2,697)	(5,088)	(6,058)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(9,076)	(4,416)	(11,265)
Change in deposits	6,442	5,415	10,247
Change in obligations related to assets sold under repurchase agreements and securities loaned	297	8,124	10,781
Change in obligations related to securities sold short	9,306	(2,806)	(6,926)
Net change in brokers and dealers receivable and payable	490	(312)	883
Other	(453)	1,844	(4,548)
Net cash (used in) from operating activities	(3,397)	1,199	1,658
Cash flows from investing activities
Change in interest-bearing deposits with banks	1,756	1,131	616
Proceeds from sale of available-for-sale securities	3,099	2,281	1,856
Proceeds from maturity of available-for-sale securities	11,152	11,506	11,990
Purchases of available-for-sale securities	(12,217)	(12,994)	(15,169)
Proceeds from maturity of held-to-maturity securities	150	–	131
Purchases of held-to-maturity securities	(126)	–	(155)
Net acquisitions of premises and equipment and other intangibles	(249)	(312)	(371)
Net cash from (used in) investing activities	3,565	1,612	(1,102)
Cash flows from financing activities
Issue of subordinated debentures	2,046	–	–
Issue of common shares	44	44	44
Sales of treasury shares	681	798	1,824
Purchase of treasury shares	(735)	(778)	(1,817)
Dividends paid	(932)	(888)	(783)
Dividends/distributions paid to non-controlling interests	(47)	–	(46)
Change in short-term borrowings of subsidiaries	(97)	49	(13)
Net cash from (used in) financing activities	960	(775)	(791)
Effect of exchange rate changes on cash resources	(4)	(5)	51
Net change in cash resources	1,124	2,031	(184)
Cash resources at beginning of period (1)	12,617	10,586	15,144
Cash resources at end of period (1)	$13,741	$12,617	$14,960
Cash and due from banks	$13,741	$12,617	$12,005
Cash and due from banks included in Assets of discontinued operations	–	–	2,955
Cash resources at end of period (1)	$13,741	$12,617	$14,960
Cash flows from operating activities include:
Amount of interest paid	$2,371	$1,558	$2,599
Amount of interest received	5,064	4,714	5,184
Amount of dividend received	369	322	317
Amount of income taxes paid	260	865	1,326

(1)	We are required to maintain balances with central banks and other regulatory authorities. The total balances were $2.5 billion as at January 31, 2013 (October 31, 2012 – $2.1 billion; July 31, 2012 – $2.2 billion; January 31, 2012 – $2.1 billion; October 31, 2011 – $2.0 billion).

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        First Quarter 2013        45

Note 1 General information

Our unaudited Interim Condensed Consolidated Financial Statements (Condensed Financial Statements) are presented in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Condensed Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the audited 2012 Annual Consolidated Financial Statements and the accompanying notes included on pages 88 to 181 in our 2012 Annual Report. Tabular information is stated in millions of Canadian dollars, except per share amounts and percentages. On February 27, 2013, the Board of Directors authorized the Condensed Financial Statements for issue.

Note 2 Summary of significant accounting policies, estimates and judgments

The Condensed Financial Statements have been prepared using consistent accounting policies and methods used in the preparation of our audited 2012 Annual Consolidated Financial Statements.

Changes in accounting policies

Amendments to IAS 1 Presentation of Financial Statements

During the quarter, we adopted IAS 1 Presentation of Financial Statements (amendments to IAS 1), issued by the International Accounting Standards Board (IASB) in June 2011. The amendments require items presented in the statement of other comprehensive income to be categorized according to whether the items will or will not be reclassified to income at a future date. The adoption did not impact our financial results.

Amendments to IAS 12 Income Taxes

During the quarter, we adopted IAS 12 Income taxes: Deferred Taxes, Recovery of Underlying Assets (amendments to IAS 12), issued by the IASB in December 2010. The amendments provided guidance for deferred tax associated with investment property measured using the fair value model and non-depreciable assets measured using the revaluation model. The adoption did not impact our financial results.

Note 3 Fair value of financial instruments

Carrying value and fair value of selected financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments.

	As at January 31, 2013
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities at amortized cost	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$120,963	$9,795	$–	$–	$–	$–	$130,758	$130,758
Available-for-sale	–	–	37,982	–	–	485	38,467	38,467
	120,963	9,795	37,982	–	–	485	169,225	169,225
Assets purchased under reverse repurchase agreements and securities borrowed	–	92,262	–	29,071	29,071	–	121,333	121,333
Loans
Retail	–	–	–	301,055	298,154	–	301,055	298,154
Wholesale	71	1,515	–	78,343	77,930	–	79,929	79,516
	71	1,515	–	379,398	376,084	–	380,984	377,670
Other
Derivatives	87,243	–	–	–	–	–	87,243	87,243
Other assets	–	738	–	35,506	35,506	–	36,244	36,244
Financial liabilities
Deposits
Personal	$–	$7,219	$–	$177,111	$177,324	$–	$184,330	$184,543
Business and government (1)	–	47,281	–	265,975	266,355	–	313,256	313,636
Bank (2)	–	5,253	–	11,822	11,822	–	17,075	17,075
	–	59,753	–	454,908	455,501	–	514,661	515,254
Other
Obligations related to securities sold short	50,062	–	–	–	–	–	50,062	50,062
Obligations related to assets sold under repurchase agreements and securities loaned	–	57,205	–	7,124	7,124	–	64,329	64,329
Derivatives	92,262	–	–	–	–	–	92,262	92,262
Other liabilities	65	31	–	45,380	45,380	–	45,476	45,476
Subordinated debentures	–	110	–	9,331	9,231	–	9,441	9,341
Trust capital securities	–	–	–	900	933	–	900	933

46        Royal Bank of Canada        First Quarter 2013

Note 3 Fair value of financial instruments (continued)

	As at October 31, 2012
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities at amortized cost	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$111,114	$9,669	$–	$–	$–	$–	$120,783	$120,783
Available-for-sale	–		40,320	–	–	508	40,828	40,828
	111,114	9,669	40,320	–	–	508	161,611	161,611
Assets purchased under reverse repurchase agreements and securities borrowed	–	86,918	–	25,339	25,339	–	112,257	112,257
Loans
Retail	–	–	–	300,043	297,490	–	300,043	297,490
Wholesale	–	1,232	–	76,969	76,506	–	78,201	77,738
	–	1,232	–	377,012	373,996	–	378,244	375,228
Other
Derivatives	91,293	–	–	–	–	–	91,293	91,293
Other assets	–	705	–	36,600	36,600	–	37,305	37,305

Financial liabilities
Deposits
Personal	$–	$7,167	$–	$172,335	$172,625	$–	$179,502	$179,792
Business and government (1)	–	49,336	–	263,546	263,909	–	312,882	313,245
Bank (2)	–	2,524	–	13,311	13,311	–	15,835	15,835
	–	59,027	–	449,192	449,845	–	508,219	508,872
Other
Obligations related to securities sold short	40,756	–	–	–	–	–	40,756	40,756
Obligations related to assets sold under repurchase agreements and securities loaned	–	58,709	–	5,323	5,323	–	64,032	64,032
Derivatives	96,761	–	–	–	–	–	96,761	96,761
Other liabilities	101	29	–	47,635	47,635	–	47,765	47,765
Subordinated debentures	–	122	–	7,493	7,405	–	7,615	7,527
Trust capital securities	–	–	–	900	941	–	900	941

Royal Bank of Canada        First Quarter 2013        47

	As at January 31, 2012
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities at amortized cost	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$113,230	$10,335	$–	$–	$–	$–	$123,565	$123,565
Available-for-sale	–	–	41,138	–	–	483	41,621	41,621
	113,230	10,335	41,138	–	–	483	165,186	165,186
Assets purchased under reverse repurchase agreements and securities borrowed	–	81,052	–	15,160	15,160	–	96,212	96,212
Loans
Retail	–	–	–	285,998	284,573	–	285,998	284,573
Wholesale	319	1,275	–	66,346	64,913	–	67,940	66,507
	319	1,275	–	352,344	349,486	–	353,938	351,080
Other
Derivatives	103,341	–	–	–	–	–	103,341	103,341
Other assets	–	518	–	31,908	31,908	–	32,426	32,426

Financial liabilities
Deposits
Personal	$–	$5,127	$–	$166,977	$167,360	$–	$172,104	$172,487
Business and government (1)	–	57,518	–	242,582	242,901	–	300,100	300,419
Bank (2)	–	2,694	–	14,929	14,929	–	17,623	17,623
	–	65,339	–	424,488	425,190	–	489,827	490,529
Other
Obligations related to securities sold short	37,358	–	–	–	–	–	37,358	37,358
Obligations related to assets sold under repurchase agreements and securities loaned	–	46,169	–	7,393	7,393	–	53,562	53,562
Derivatives	106,763	–	–	–	–	–	106,763	106,763
Other liabilities	84	9	–	43,512	43,512	–	43,605	43,605
Subordinated debentures	–	115	–	8,629	8,453	–	8,744	8,568
Trust capital securities	–	–	–	900	958	–	900	958

(1)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(2)	Bank refers to regulated banks.

Fair value of assets and liabilities classified using the fair value hierarchy

The following tables present the financial instruments measured at fair value classified by the fair value hierarchy set out in IFRS 7 Financial Instruments: Disclosures (IFRS 7). IFRS 7 requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels, as described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

•	Level 1 – inputs are unadjusted quoted prices of identical instruments in active markets.
•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 – one or more significant inputs used in a valuation technique are unobservable in determining fair values of the instruments.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

48        Royal Bank of Canada        First Quarter 2013

Note 3 Fair value of financial instruments (continued)

	As at
	January 31, 2013							October 31, 2012
	Fair value measurements using (1)			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$670	$–	$670	$		$670	$–	$120	$–	$120	$		$120
Securities
Trading
Canadian government debt (2)
Federal	8,310	6,199	–	14,509			14,509	8,158	7,234	–	15,392			15,392
Provincial and municipal	–	10,120	–	10,120			10,120	–	8,465	–	8,465			8,465
U.S. state, municipal and agencies debt (2)	4,442	17,420	42	21,904			21,904	2,287	18,364	99	20,750			20,750
Other OECD government debt (3)	4,845	8,955	330	14,130			14,130	3,781	7,754	375	11,910			11,910
Mortgage-backed securities (2)	–	798	122	920			920	–	693	55	748			748
Asset-backed securities
CDOs (4)	–	–	41	41			41	–	–	59	59			59
Non-CDO securities	–	839	189	1,028			1,028	–	700	23	723			723
Corporate debt and other debt	188	23,623	417	24,228			24,228	62	21,972	397	22,431			22,431
Equities	41,487	2,133	258	43,878			43,878	37,924	2,079	302	40,305			40,305
	59,272	70,087	1,399	130,758			130,758	52,212	67,261	1,310	120,783			120,783
Available-for-sale (5)
Canadian government debt (2)
Federal	404	10,438	–	10,842			10,842	367	10,914	–	11,281			11,281
Provincial and municipal	–	1,057	–	1,057			1,057	–	1,785	–	1,785			1,785
U.S. state, municipal and agencies debt (2)	23	3,802	1,764	5,589			5,589	23	3,856	1,906	5,785			5,785
Other OECD government debt (3)	6,420	4,347	–	10,767			10,767	6,081	3,744	–	9,825			9,825
Mortgage-backed securities (2)	–	237	–	237			237	–	263	–	263			263
Asset-backed securities
CDOs	–	–	1,854	1,854			1,854	–	–	1,996	1,996			1,996
Non-CDO securities	–	188	317	505			505	–	180	645	825			825
Corporate debt and other debt	–	3,587	1,586	5,173			5,173	–	5,062	1,446	6,508			6,508
Equities	129	681	906	1,716			1,716	266	603	948	1,817			1,817
Loan substitute securities	198	24	–	222			222	192	25	–	217			217
	7,174	24,361	6,427	37,962			37,962	6,929	26,432	6,941	40,302			40,302
Asset purchased under reverse repurchase agreements and securities borrowed	–	92,262	–	92,262			92,262	–	86,918	–	86,918			86,918
Loans	–	1,118	468	1,586			1,586	–	829	403	1,232			1,232
Other
Derivatives
Interest rate contracts	14	87,714	771	88,499			88,499	5	99,062	842	99,909			99,909
Foreign exchange contracts	–	24,679	82	24,761			24,761	–	19,126	118	19,244			19,244
Credit derivatives	–	160	89	249			249	–	167	125	292			292
Other contracts	1,592	2,640	413	4,645			4,645	1,699	2,296	448	4,443			4,443
Valuation adjustments determined on a pooled basis	(23)	(348)	(209)	(580)			(580)	(23)	(321)	(282)	(626)			(626)
Total gross derivatives	1,583	114,845	1,146	117,574			117,574	1,681	120,330	1,251	123,262			123,262
Netting adjustments						(30,331)	(30,331)						(31,969)	(31,969)
Total derivatives							87,243							91,293
Other assets	443	283	12	738			738	394	297	14	705			705
	$68,472	$303,626	$9,452	$381,550		$(30,331)	$351,219	$61,216	$302,187	$9,919	$373,322		$(31,969)	$341,353
Financial Liabilities
Deposits
Personal	$–	$245	$6,974	$7,219	$		$7,219	$–	$327	$6,840	$7,167	$		$7,167
Business and government	–	44,618	2,663	47,281			47,281	–	46,817	2,519	49,336			49,336
Bank	–	5,253	–	5,253			5,253	–	2,524	–	2,524			2,524
Other
Obligations related to securities sold short	31,296	18,766	–	50,062			50,062	27,365	13,383	8	40,756			40,756
Obligations related to assets sold under repurchase agreements and securities loaned	–	57,205	–	57,205			57,205	–	58,709	–	58,709			58,709
Derivatives
Interest rate contracts	8	81,137	1,248	82,393			82,393	2	91,180	1,329	92,511			92,511
Foreign exchange contracts	–	31,793	261	32,054			32,054	–	28,016	316	28,332			28,332
Credit derivatives	–	205	106	311			311	–	188	147	335			335
Other contracts	1,455	4,830	1,288	7,573			7,573	1,370	4,501	1,500	7,371			7,371
Total gross derivatives	1,463	117,965	2,903	122,331			122,331	1,372	123,885	3,292	128,549			128,549
Netting adjustments						(30,069)	(30,069)						(31,788)	(31,788)
Total derivatives							92,262							96,761
Other liabilities	–	31	65	96			96	–	29	101	130			130
Subordinated debentures	–	–	110	110			110	–	–	122	122			122
	$32,759	$244,083	$12,715	$289,557		$(30,069)	$259,488	$28,737	$245,674	$12,882	$287,293		$(31,788)	$255,505

Royal Bank of Canada        First Quarter 2013        49

	As at January 31, 2012
	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$1,166	$–	$1,166	$		$1,166
Securities
Trading
Canadian government debt (2)
Federal	8,171	9,200	–	17,371			17,371
Provincial and municipal	–	8,351	3	8,354			8,354
U.S. state, municipal and agencies debt (2)	4,260	13,968	38	18,266			18,266
Other OECD government debt (3)	4,144	9,410	–	13,554			13,554
Mortgage-backed securities (2)	–	411	42	453			453
Asset-backed securities
CDOs (4)	–	–	150	150			150
Non-CDO securities	–	656	102	758			758
Corporate debt and other debt	1,596	22,273	504	24,373			24,373
Equities	37,514	2,480	292	40,286			40,286
	55,685	66,749	1,131	123,565			123,565
Available-for-sale (5)
Canadian government debt (2)
Federal	852	10,357	–	11,209			11,209
Provincial and municipal	–	1,228	–	1,228			1,228
U.S. state, municipal and agencies debt (2)	25	2,393	2,537	4,955			4,955
Other OECD government debt (3)	5,834	2,861	–	8,695			8,695
Mortgage-backed securities (2)	–	164	177	341			341
Asset-backed securities
CDOs	–	–	2,161	2,161			2,161
Non-CDO securities	–	190	664	854			854
Corporate debt and other debt	–	8,637	1,467	10,104			10,104
Equities	158	353	845	1,356			1,356
Loan substitute securities	195	26	–	221			221
	7,064	26,209	7,851	41,124			41,124
Asset purchased under reverse repurchase agreements and securities borrowed	–	81,052	–	81,052			81,052
Loans	–	862	732	1,594			1,594
Other
Derivatives
Interest rate contracts	7	99,758	592	100,357			100,357
Foreign exchange contracts	–	24,600	70	24,670			24,670
Credit derivatives	–	273	247	520			520
Other contracts	1,147	3,662	397	5,206			5,206
Valuation adjustments determined on a pooled basis	(47)	(263)	(287)	(597)			(597)
Total gross derivatives	1,107	128,030	1,019	130,156			130,156
Netting adjustments						(26,815)	(26,815)
Total derivatives							103,341
Other assets	379	139	–	518			518
	$64,235	$304,207	$10,733	$379,175		$(26,815)	$352,360
Financial Liabilities
Deposits
Personal	$–	$146	$4,981	$5,127			5,127
Business and government	–	55,230	2,288	57,518			57,518
Bank	–	2,694	–	2,694			2,694
Other
Obligations related to securities sold short	24,382	12,976	–	37,358			37,358
Obligations related to assets sold under repurchase agreements and securities loaned	–	46,169	–	46,169			46,169
Derivatives				–			–
Interest rate contracts	2	91,908	863	92,773			92,773
Foreign exchange contracts	–	31,634	48	31,682			31,682
Credit derivatives	–	238	301	539			539
Other contracts	1,077	5,268	1,524	7,869			7,869
Total gross derivatives	1,079	129,048	2,736	132,863			132,863
Netting adjustments						(26,100)	(26,100)
Total derivatives							106,763
Other liabilities	–	9	84	93			93
Subordinated debentures	–	–	115	115			115
	$25,461	$246,272	$10,204	$281,937		$(26,100)	$255,837

(1)	Transfer between Level 1 and Level 2 is dependant on whether fair value is obtained on the basis of quoted market prices in active markets. For the three months ended January 31, 2013, certain government bonds of $122 million reported in Trading Canadian government debt – Federal were transferred from Level 2 to the corresponding Level 1 balances. In addition, certain government bonds of $167 million reported in Trading U.S. state, municipal and agencies debt, and $95 million included in Obligations related to securities sold short were transferred from Level 1 to the corresponding Level 2 balances.
(2)	As at January 31, 2013, residential and commercial MBS included in Trading securities were $7,321 million and $115 million (October 31, 2012 – $7,761 million and $78 million; January 31, 2012 – $7,893 million and $49 million), respectively, and in AFS securities, $3,715 million and $37 million (October 31, 2012 – $3,682 million and $42 million; January 31, 2012 – $1,290 million and $52 million), respectively.
(3)	OECD stands for Organisation for Economic Co-operation and Development.
(4)	CDOs stand for Collateralized Debt Obligations.
(5)	Excludes $20 million and $485 million of AFS and held-to-maturity securities (October 31, 2012 – $18 million and $508 million; January 31, 2012 – $14 million and $483 million), respectively, that are carried at cost.

Changes in fair value measurement for instruments categorized in Level 3

The following tables present the changes in fair value measurements for instruments included in Level 3 of the fair value hierarchy. In the tables below, transfers in and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Total realized/unrealized gains (losses) included in earnings column of the reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the reconciliation.

50        Royal Bank of Canada        First Quarter 2013

Note 3 Fair value of financial instruments (continued)

	For the three months ended January 31, 2013
(Millions of Canadian dollars)	Fair value November 1, 2012	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value January 31, 2013	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended January 31, 2013 for positions still held
Assets
Securities
Trading
Canadian government debt
Federal	$–	$–	$–	$–	$–	$–	$–	$–	$–
Provincial and municipal	–	–	–	–	–	–	–	–	–
U.S. state, municipal and agencies debt	99	1	–	148	(241)	35	–	42	–
Other OECD government debt	375	–	–	200	(90)	–	(155)	330	–
Mortgage-backed securities	55	4	–	–	76	1	(14)	122	2
Asset-backed securities
CDOs	59	2	–	–	(20)	–	–	41	2
Non-CDO securities	23	–	–	1,188	(1,009)	1	(14)	189	–
Corporate debt and other debt	397	17	(4)	206	(193)	8	(14)	417	18
Equities	302	5	–	29	(80)	2	–	258	8
	1,310	29	(4)	1,771	(1,557)	47	(197)	1,399	30
Available-for-sale
U.S. state, municipal and agencies debt	1,906	–	1	–	(143)	–	–	1,764	n.a
Other OECD government debt	–	–	–	–	–	–	–	–	n.a
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a
Asset-backed securities
CDOs	1,996	1	7	–	(150)	–	–	1,854	n.a
Non-CDO securities	645	(1)	9	–	(336)	–	–	317	n.a
Corporate debt and other debt	1,446	(3)	(11)	514	(380)	20	–	1,586	n.a
Equities	948	35	(39)	4	(42)	–	–	906	n.a
	6,941	32	(33)	518	(1,051)	20	–	6,427	n.a
Loans – Wholesale	403	–	(1)	71	(5)	–	–	468	–
Other
Derivatives, net of derivative related liabilities (3)	(2,041)	109	(15)	88	15	(8)	95	(1,757)	182
Other assets	14	(2)	–	–	–	–	–	12	1
	$6,627	$168	$(53)	$2,448	$(2,598)	$59	$(102)	$6,549	$213
Liabilities
Deposits
Personal	$(6,840)	$(282)	$123	$(1,564)	$1,583	$–	$6	$(6,974)	$(225)
Business and government	(2,519)	34	15	(358)	153	–	12	(2,663)	8
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	(8)	10	–	(72)	66	–	4	–	–
Other liabilities	(101)	33	–	–	3	–	–	(65)	35
Subordinated debentures	(122)	(3)	15	–	–	–	–	(110)	(3)
	$(9,590)	$(208)	$153	$(1,994)	$1,805	$–	$22	$(9,812)	$(185)

Royal Bank of Canada        First Quarter 2013        51

	For the three months ended October 31, 2012
(Millions of Canadian dollars)	Fair value August 1, 2012	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value October 31, 2012	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended October 31, 2012 for positions still held
Assets
Securities
Trading
Canadian government debt
Federal	$–	$–	$–	$–	$–	$–	$–	$–	$–
Provincial and municipal	3	–	–	–	–	–	(3)	–	–
U.S. state, municipal and agencies debt	52	–	–	42	(47)	61	(9)	99	–
Other OECD government debt	–	–	–	85	290	–	–	375	–
Mortgage-backed securities	38	1	–	19	(3)	–	–	55	1
Asset-backed securities
CDOs	88	2	–	–	(31)	–	–	59	2
Non-CDO securities	41	2	–	743	(746)	–	(17)	23	(2)
Corporate debt and other debt	716	(5)	5	25	(340)	29	(33)	397	(5)
Equities	288	(1)	(1)	23	(37)	33	(3)	302	(1)
	1,226	(1)	4	937	(914)	123	(65)	1,310	(5)
Available-for-sale
U.S. state, municipal and agencies debt	2,270	2	(10)	79	(435)	–	–	1,906	n.a
Other OECD government debt	–	–	–	–	–	–	–	–	n.a
Mortgage-backed securities	–	–	–	–	–	–	–	–	n.a
Asset-backed securities
CDOs	2,009	–	30	–	(43)	–	–	1,996	n.a
Non-CDO securities	665	1	17	23	(61)	–	–	645	n.a
Corporate debt and other debt	1,632	–	4	132	(322)	–	–	1,446	n.a
Equities	940	–	28	12	(32)	–	–	948	n.a
	7,516	3	69	246	(893)	–	–	6,941	n.a
Loans – Wholesale	455	1	1	–	(54)	–	–	403	3
Other
Derivatives, net of derivative related liabilities (3)	(2,088)	(4)	(4)	(9)	76	(3)	(9)	(2,041)	44
Other assets	13	1	–	–	–	–	–	14	1
	$7,122	$–	$70	$1,174	$(1,785)	$120	$(74)	$6,627	$43
Liabilities
Deposits
Personal	$(5,959)	$(184)	$8	$(1,839)	$1,130	$–	$4	$(6,840)	$(123)
Business and government	(2,550)	4	46	(69)	142	(119)	27	(2,519)	(44)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	–	–	–	(2)	2	(8)	–	(8)	–
Other liabilities	(126)	25	–	–	–	–	–	(101)	25
Subordinated debentures	(123)	(2)	3	–	–	–	–	(122)	(2)
	$(8,758)	$(157)	$57	$(1,910)	$1,274	$(127)	$31	$(9,590)	$(144)

52        Royal Bank of Canada        First Quarter 2013

Note 3 Fair value of financial instruments (continued)

	For the three months ended January 31, 2012
(Millions of Canadian dollars)	Fair value November 1, 2011	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value January 31, 2012	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended October 31, 2013 for positions still held
Assets
Securities
Trading
Canadian government debt
Federal	$–	$–	$–	$–	$–	$–	$–	$–	$–
Provincial and municipal	4	–	–	1	(2)	–	–	3	–
U.S. state, municipal and agencies debt	86	(6)	1	54	(55)	–	(42)	38	(3)
Other OECD government debt	47	–	–	–	–	–	(47)	–	–
Mortgage-backed securities	45	(2)	–	–	(2)	–	1	42	(2)
Asset-backed securities
CDOs	371	–	2	–	(223)	–	–	150	(2)
Non-CDO securities	138	–	–	637	(682)	19	(10)	102	–
Corporate debt and other debt	720	39	(2)	161	(422)	50	(42)	504	12
Equities	352	(48)	3	2	(9)	1	(9)	292	(15)
	1,763	(17)	4	855	(1,395)	70	(149)	1,131	(10)
Available-for-sale
U.S. state, municipal and agencies debt	2,691	–	11	69	(127)	–	(107)	2,537	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	184	–	3	–	(10)	–	–	177	n.a.
Asset-backed securities
CDOs	1,932	–	24	–	205	–	–	2,161	n.a.
Non-CDO securities	673	(5)	2	–	(6)	–	–	664	n.a.
Corporate debt and other debt	1,478	–	5	104	(120)	–	–	1,467	n.a.
Equities	863	(5)	(21)	17	(4)	–	(5)	845	n.a.
	7,821	(10)	24	190	(62)	–	(112)	7,851	n.a.
Loans – Wholesale	563	(36)	1	218	(14)	–	–	732	(35)
Other
Derivatives, net of derivative related liabilities (3)	(1,936)	(16)	(9)	(58)	269	–	33	(1,717)	(97)
	$8,211	$(79)	$20	$1,205	$(1,202)	$70	$(228)	$7,997	$(142)
Liabilities
Deposits
Personal	$(3,615)	$(105)	$(27)	$(1,275)	$41	$–	$–	$(4,981)	$(102)
Business and government	(3,435)	(15)	(5)	(132)	570	(324)	1,053	(2,288)	(7)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–
Other liabilities	(68)	(17)	–	–	1	–	–	(84)	(12)
Subordinated debentures	(111)	(1)	(3)	–	–	–	–	(115)	(1)
	$(7,229)	$(138)	$(35)	$(1,407)	$612	$(324)	$1,053	$(7,468)	$(122)

(1)	Includes the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized losses on AFS securities were $23 million for the three months ended January 31, 2013 (three months ended October 31, 2012 – gains of $94 million; three months ended January 31, 2012 – losses of $23 million), excluding the translation gains or losses arising on consolidation.
(2)	Other include amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at January 31, 2013 included derivative assets of $1,146 million (October 31, 2012 – $1,251 million; January 31, 2012 –$1,019 million) and derivative liabilities of $2,903 million (October 31, 2012 – $3,292 million; January 31, 2012 – $2,736 million).

Significant transfers in the three months ended January 31, 2013 included $155 million in Other OECD government debt transferred out of Level 3 due to increased market activity. Certain derivative assets and derivative liabilities were also transferred out of Level 3, with a majority of the transfers related to derivatives for which pricing became observable as maturity dates became shorter due to passage of time.

Positive and negative fair value movement of Level 3 financial instruments from using reasonably possible alternative assumptions

A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of the fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about valuation of these Level 3 financial instruments.

The following table summarizes the impact to fair values of Level 3 financial instruments using reasonably possible alternative assumptions. This sensitivity disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of Level 3 financial instruments. In reporting the sensitivities below, we have considered offsetting balances in instances when: (i) the move in valuation factor caused an offsetting positive and negative fair value movement, (ii) both offsetting instruments are in Level 3, and (iii) when exposures are managed and reported on a net basis. With respect to overall sensitivity, it is unlikely in practice that all reasonably possible alternative assumptions would be simultaneously realized.

Royal Bank of Canada        First Quarter 2013        53

	As at January 31, 2013			As at October 31, 2012
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
Canadian government debt	$–	$–	$–	$–	$–	$–
U.S. state, municipal and agencies debt	42	–	–	99	–	–
Other OECD government debt	330	1	(1)	375	–	–
Mortgage-backed securities	122	4	(4)	55	1	(1)
Asset-backed securities	230	4	(4)	82	3	(3)
Corporate debt and other debt	417	49	(37)	397	40	(32)
Equities	258	1	(1)	302	2	(2)
Available-for-sale
U.S. state, municipal and agencies debt	1,764	28	(51)	1,906	25	(48)
Mortgage-backed securities	–	–	–	–	–	–
Asset-backed securities	2,171	24	(28)	2,641	29	(37)
Corporate debt and other debt	1,586	10	(9)	1,446	13	(12)
Equities	906	14	(13)	948	20	(24)
Loans	468	10	(10)	403	3	(3)
Derivatives	1,146	106	(113)	1,251	106	(117)
Other assets	12	1	(1)	14	1	(1)
	$9,452	$252	$(272)	$9,919	$243	$(280)
Deposits	$(9,637)	$98	$(98)	$(9,359)	$84	$(84)
Derivatives	(2,903)	48	(75)	(3,292)	41	(60)
Other, securities sold short, other liabilities and subordinated debentures	(175)	4	(4)	(231)	8	(8)
	$(12,715)	$150	$(177)	$(12,882)	$133	$(152)

	As at January 31, 2012
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
Canadian government debt	$3	$–	$–
U.S. state, municipal and agencies debt	38	–	–
Mortgage-backed securities	42	–	–
Asset-backed securities	252	6	(5)
Corporate debt and other debt	504	26	(22)
Equities	292	–	–
Available-for-sale
U.S. state, municipal and agencies debt	2,537	30	(70)
Mortgage-backed securities	177	3	(3)
Asset-backed securities	2,825	32	(45)
Corporate debt and other debt	1,467	13	(11)
Equities	845	13	(13)
Loans	732	14	(15)
Derivatives	1,019	120	(135)
Other assets	–	–	–
	$10,733	$257	$(319)
Deposits	$(7,269)	$67	$(68)
Derivatives	(2,736)	88	(114)
Other, securities sold short, other liabilities and subordinated debentures	(199)	1	(1)
	$(10,204)	$156	$(183)

Sensitivity results

As at January 31, 2013, the effects of applying other reasonably possible alternative assumptions to the Level 3 asset positions would be an increase of $252 million and a reduction of $272 million in fair value, of which $76 million and $101 million would be recorded in Other components of equity. During the quarter, the positive and negative fair value movements for our Level 3 assets did not change significantly as a result of any change to an individual reasonably possible alternative assumption.

Level 3 valuation inputs and approaches of developing reasonably possible alternative assumptions

Level 3 financial instruments primarily include asset-backed securities (ABS) including Collateralized Loan Obligations and CDOs, auction-rate securities (ARS), municipal bonds, U.S. Non-agency MBS, non-OECD government and corporate debt with long-dated maturities and significant unobservable spreads, hedge fund investments with certain redemption restrictions, certain structured debt

54        Royal Bank of Canada        First Quarter 2013

Note 3 Fair value of financial instruments (continued)

securities, private equities, derivatives referenced to the performance of certain CDOs, commodity derivatives, interest rate swaps and non-vanilla options, bank-owned life insurance (BOLI), equity-linked and interest-rate-linked structured notes, and deposit notes with long-dated maturities and significant unobservable spreads.

The following is a summary of the unobservable inputs of the Level 3 instruments and our approach to develop reasonably possible alternative assumptions used to determine sensitivity:

The fair value of subprime, Alt-A and prime MBS, Collateralized Loan Obligations, CDOs, corporate bonds and loans, floating-rate notes, non-OECD countries’ government debt and municipal bonds are determined using prices from pricing services and/or brokers. These securities are classified as Level 3 due to a lack of market observable pricing. The positive and negative sensitivities are determined based on plus or minus one standard deviation of the bid-offer spreads or input prices if a sufficient number of prices is received, or using high and low vendor prices as reasonably possible alternative assumptions.

The fair value of certain municipal and student loan ARS is determined by the discounted cash flow valuation technique. Cash flows of the underlying ARS assets are forecasted based on unobservable parameters such as defaults, prepayments and delinquencies, and are discounted using a market observable interest rate and an unobservable discount margin. In calculating the sensitivity of these ARS, we decreased the discount margin between .2% and 1.2% and increased the discount margin between .5% and 2.0%, depending on the specific reasonable range of fair value uncertainty for each particular financial instrument’s market.

Trading Equities primarily consist of hedge fund units with certain redemption restrictions. The NAVs of the funds and the corresponding equity derivatives in the Derivatives (Liability) referenced to NAVs are not considered observable because we cannot redeem these hedge funds at NAV. The NAVs of the AFS private equities are also unobservable due to the few recent market transactions to support their values. We have not applied another reasonably possible alternative assumption to these private equity positions as the NAVs are provided by the fund managers. This approach also applies to our hedge fund and related equity derivatives.

Derivative assets and liabilities mainly consist of CDO-referenced derivatives, commodity derivatives, interest-rate swaps and non-vanilla options, hedge fund swaps and BOLI. The derivative values are adjusted for derivative credit valuation adjustments. Inputs for CDOs are based on credit default correlation. Commodity derivatives inputs are contract prices and prices for certain long-term contracts in which prices are not observable. For our commodity derivatives sensitivity, we apply one standard deviation to the commodity prices. Interest rate swaps and non-vanilla options are classified as Level 3 if the interest rates are unobservable for longer terms or contain unique features, respectively. The unobservable inputs for interest rate swaps, cross currency swaps and non-vanilla options include interest rates and/or volatility, and the sensitivity is derived using plus or minus one standard deviation of these inputs and an amount based on model and parameter uncertainty, where applicable. For BOLI, the unobservable inputs include default rates, prepayment rates, probability of surrender and loss severity rates. For sensitivity, the range of values is determined as reasonably possible alternative assumptions by adjusting a combination of one or more of these inputs by 10%. For derivative credit valuation adjustments, the unobservable inputs include counterparty and our credit spreads and credit correlation. The sensitivity for the derivative credit valuation adjustment is calculated using a combination of increasing the relative credit spread by 9.3%, and an amount for model uncertainty.

Equity-linked and interest-rate-linked structured notes, as well as promissory notes with significant unobservable spreads and limited market activities are included in Deposits. For equity-linked and interest-rate-linked structured notes, model inputs include equity and foreign exchange volatilities, dividend rates, interest rate parameters, correlation and funding curve. The sensitivities are derived by adjusting inputs by plus or minus one standard deviation, and for Deposits, by shifting the funding curve by plus or minus certain basis points.

Note 4 Securities

Unrealized gains and losses on available-for-sale securities (1), (2)

	As at
	January 31, 2013				October 31, 2012
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$10,559	$443	$(2)	$11,000	$10,927	$513	$–	$11,440
Provincial and municipal	1,050	7	–	1,057	1,774	11	–	1,785
U.S. state, municipal and agencies debt (3)	5,726	14	(151)	5,589	5,929	13	(157)	5,785
Other OECD government debt	10,806	24	(13)	10,817	9,856	25	(6)	9,875
Mortgage-backed securities	220	18	(1)	237	253	13	(3)	263
Asset-backed securities
CDOs	1,790	69	(5)	1,854	1,943	61	(8)	1,996
Non-CDO securities	602	9	(106)	505	932	12	(119)	825
Corporate debt and other debt	5,446	46	(42)	5,450	6,806	49	(48)	6,807
Equities	1,503	242	(9)	1,736	1,584	269	(18)	1,835
Loan substitute securities	208	14	–	222	209	8	–	217
	$37,910	$886	$(329)	$38,467	$40,213	$974	$(359)	$40,828

Royal Bank of Canada        First Quarter 2013        55

	As at January 31, 2012
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$10,757	$616	$(4)	$11,369
Provincial and municipal	1,207	21	–	1,228
U.S. state, municipal and agencies debt (3)	5,105	9	(160)	4,954
Other OECD government debt	8,773	29	(58)	8,744
Mortgage-backed securities	346	16	(21)	341
Asset-backed securities
CDOs	2,159	17	(15)	2,161
Non-CDO securities	981	8	(135)	854
Corporate debt and other debt	10,460	45	(126)	10,379
Equities	1,205	189	(25)	1,369
Loan substitute securities	212	10	–	222
	$41,205	$960	$(544)	$41,621

(1)	Includes $485 million held-to-maturity securities as at January 31, 2013 (October 31, 2012 – $508 million; January 31, 2012 – $483 million).
(2)	The majority of the MBS are residential. Cost/Amortized cost, gross unrealized gains and fair value related to commercial MBS are $36 million, $1 million, and $37 million, respectively as at January 31, 2013 (October 31, 2012 – $41 million, $1 million, and $42 million; January 31, 2012 – $50 million, $2 million, and $52 million).
(3)	Includes securities issued by U.S. non-agencies backed by government insured assets, and MBS and ABS issued by U.S. government agencies.

Net gain and loss on available-for-sale securities (1)

	For the three months ended
(Millions of Canadian dollars)	January 31 2013	October 31 2012	January 31 2012
Realized gains	$83	$99	$32
Realized losses	(4)	(4)	(6)
Impairment losses	(13)	(15)	(11)
	$66	$80	$15

(1)	The following related to our insurance operations are excluded from Net gain (loss) on available-for-sale securities and included in Insurance premiums, investment and fee income on the Consolidated Statement of Income: Realized gains for the three months ended January 31, 2013 were $nil (three months ended October 31, 2012 – $2 million; three months ended January 31, 2012 – $6 million); There were no realized losses or impairment losses related to our insurance operations for the three months ended January 31, 2013, October 31, 2012, and January 31, 2012.

AFS securities are assessed for objective evidence of impairment at each reporting date and more frequently when conditions warrant. Depending on the nature of the securities under review, we apply specific methodologies to assess whether the cost/amortized cost of the security would be recovered.

The total cost/amortized cost of the AFS portfolio, as at January 31, 2013, decreased by $2.3 billion or 6% compared to October 31, 2012, largely due to net maturities of Corporate debt and other debt and sales and maturities of Canadian government debt. This was partially offset by net purchases of Other OECD government debt.

Gross unrealized gains of $886 million, as of January 31, 2013, decreased by $88 million or 9% compared to October 31, 2012, mainly reflects fair value decline due to increasing mid to long term interest rates on certain Canadian Federal government debt as well as realized gains on sales and distributions of certain Equities.

Gross unrealized losses of $329 million, as of January 31, 2013, decreased by $30 million or 8% compared to October 31, 2012. This decrease mainly reflects fair value improvements due to tightening of credit spreads on Asset-backed securities and realized losses on equity securities.

Management believes that there is no objective evidence of impairment on the above-mentioned securities that are in an unrealized loss position as at January 31, 2013.

Held-to-maturity securities

Held-to-maturity securities stated at amortized cost are subject to periodic impairment review and are classified as impaired when, in management’s opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. The impairment review of held-to-maturity securities is primarily based on the impairment model for loans. Management believes that there is no objective evidence of impairment on our held-to-maturity investments as at January 31, 2013.

Net gain (loss) on available-for-sale securities

During the three months ended January 31, 2013, $66 million of net gains were recognized in Non-interest income as compared to $80 million in the prior quarter. The current period reflects net realized gain on sales of $79 million mainly comprised of gains on sales and distributions of certain equities and sales of certain Asset-backed securities. Partially offsetting the net realized gain on sales are $13 million of writedowns on securities that were deemed impaired, mainly on Equities and Corporate debt and other debt.

56        Royal Bank of Canada        First Quarter 2013

Note 5 Allowance for credit losses and impaired loans

Allowance for credit losses

	For the three months ended January 31, 2013
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$124	$10	$(5)	$–	$(5)	$1	$125
Personal	543	105	(124)	22	(3)	(5)	538
Credit cards	403	89	(114)	25	–	(1)	402
Small business	72	8	(8)	2	–	(1)	73
	1,142	212	(251)	49	(8)	(6)	1,138
Wholesale
Business (1)	853	137	(171)	7	(13)	1	814
Bank (2)	2	–	–	–	–	–	2
	855	137	(171)	7	(13)	1	816
Total allowance for loan losses	1,997	349	(422)	56	(21)	(5)	1,954
Allowance for off-balance sheet and other items (3)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,088	$349	$(422)	$56	$(21)	$(5)	$2,045
Individually assessed	$298	$122	$(157)	$4	$(7)	$(3)	$257
Collectively assessed	1,790	227	(265)	52	(14)	(2)	1,788
Total allowance for credit losses	$2,088	$349	$(422)	$56	$(21)	$(5)	$2,045

	For the three months ended October 31, 2012
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$140	$20	$(12)	$–	$(8)	$(16)	$124
Personal	541	103	(122)	21	(6)	6	543
Credit cards	422	90	(115)	26	–	(20)	403
Small business	73	11	(13)	2	(1)	–	72
	1,176	224	(262)	49	(15)	(30)	1,142
Wholesale
Business (1)	759	138	(65)	8	(21)	34	853
Bank (2)	2	–	–	–	–	–	2
	761	138	(65)	8	(21)	34	855
Total allowance for loan losses	1,937	362	(327)	57	(36)	4	1,997
Allowance for off-balance sheet and other items (3)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,028	$362	$(327)	$57	$(36)	$4	$2,088
Individually assessed	$232	$93	$(30)	$3	$(15)	$15	$298
Collectively assessed	1,796	269	(297)	54	(21)	(11)	1,790
Total allowance for credit losses	$2,028	$362	$(327)	$57	$(36)	$4	$2,088

	For the three months ended January 31, 2012
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$112	$9	$(3)	$–	$(9)	$3	$112
Personal	557	111	(120)	20	(4)	(1)	563
Credit cards	415	104	(129)	25	–	–	415
Small business	75	8	(8)	2	–	(1)	76
	1,159	232	(260)	47	(13)	1	1,166
Wholesale
Business (1)	775	35	(45)	11	(9)	(1)	766
Bank (2)	33	–	–	–	–	–	33
	808	35	(45)	11	(9)	(1)	799
Total allowance for loan losses	1,967	267	(305)	58	(22)	–	1,965
Allowance for off-balance sheet and other items (3)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,058	$267	$(305)	$58	$(22)	$–	$2,056
Individually assessed	$252	$20	$(26)	$7	$(3)	$3	$253
Collectively assessed	1,806	247	(279)	51	(19)	(3)	1,803
Total allowance for credit losses	$2,058	$267	$(305)	$58	$(22)	$–	$2,056

(1)	Includes $5 million of allowance for credit losses related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper conduit programs as at January 31, 2013 (October 31, 2012 – $5 million; January 31, 2012 – $4 million).
(2)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(3)	The allowance for off-balance sheet and other items is reported separately in Other liabilities.

Royal Bank of Canada        First Quarter 2013        57

Loans past due but not impaired

	As at
	January 31, 2013				October 31, 2012
(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$3,032	$1,366	$370	$4,768	$2,954	$1,350	$393	$4,697
Wholesale	480	273	–	753	416	221	–	637
	$3,512	$1,639	$370	$5,521	$3,370	$1,571	$393	$5,334

					As at
					January 31, 2012
(Millions of Canadian dollars)					1 to 29 days	30 to 89 days	90 days and greater	Total
Retail					$3,176	$1,433	$488	$5,097
Wholesale					522	259	–	781
					$3,698	$1,692	$488	$5,878

Gross carrying value of loans individually determined to be impaired (1)

	As at
(Millions of Canadian dollars)	January 31 2013	October 31 2012	January 31 2012
Wholesale
Business (2)	$879	$981	$869
Sovereign (3)	–	–	1
Bank (4)	3	2	34
	$882	$983	$904

(1)	Average balance of gross individually assessed impaired loans for the three months ended January 31, 2013 was $933 million (three months ended October 31, 2012 – $903 million; three months ended January 31, 2012 – $922 million).
(2)	Includes gross and net balances of individually assessed impaired loans of $42 million (October 31, 2012 – $50 million; January 31, 2012 – $52 million) and $37 million (October 31, 2012 – $45 million; January 31, 2012 – $49 million), respectively, related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(3)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(4)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

Note 6 Derivative financial instruments and hedging activities

The following table presents the fair values of the derivative and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Derivatives and non-derivative instruments

	As at
	January 31, 2013				October 31, 2012				January 31, 2012
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
(Millions of Canadian dollars)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship
Assets
Derivative instruments	$726	$1,463	$73	$84,981	$837	$1,894	$5	$88,557	$1,135	$2,242	$99	$99,865
Liabilities
Derivative instruments	525	373	82	91,282	680	284	144	95,653	963	320	35	105,445
Non-derivative instruments	–	–	16,774	–	–	–	16,777	–	–	–	17,230	–

58        Royal Bank of Canada        First Quarter 2013

Note 6 Derivative financial instruments and hedging activities (continued)

Results of hedge activities recorded in Net income and Other Comprehensive Income

	For the three months ended
	January 31, 2013					October 31, 2012					January 31, 2012
(Millions of Canadian dollars)	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
(Losses) gains on hedging instruments	$(288)	$	n.a.	$	n.a.	$(79)	$	n.a.	$	n.a.	$145	$	n.a.	$	n.a.
Gains (losses) on hedged items attributable to the hedged risk	276		n.a.		n.a.	60		n.a.		n.a.	(159)		n.a.		n.a.
Ineffective portion	(12)		n.a.		n.a.	(19)		n.a.		n.a.	(14)		n.a.		n.a.
Cash flow hedges
Ineffective portion	1		n.a.		n.a.	1		n.a.		n.a.	3		n.a.		n.a.
Effective portion	n.a.		n.a.		24	n.a.		n.a.		(20)	n.a.		n.a.		67
Reclassified to income during the period	n.a.		17		n.a.	n.a.		15		n.a.	n.a.		(27)		n.a.
Net investment hedges
Ineffective portion	–		n.a.		n.a.	–		n.a.		n.a.	–		n.a.		n.a.
Foreign currency (losses) gains	n.a.		n.a.		(51)	n.a.		n.a.		144	n.a.		n.a.		51
Gains (losses) from hedges	n.a.		n.a.		37	n.a.		n.a.		(89)	n.a.		n.a.		(3)
	$(11)		$17		$10	$(18)		$15		$35	$(11)		$(27)		$115

n.a.	not applicable

Fair value of derivative instruments by term to maturity

	As at
	January 31, 2013				October 31, 2012				January 31, 2012
(Millions of Canadian dollars)	Less than 1 year	1 to 5 years	Over 5 years	Total	Less than 1 year	1 to 5 years	Over 5 years	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Derivative assets	$16,746	$26,669	$43,828	$87,243	$12,958	$29,957	$48,378	$91,293	$17,570	$33,711	$52,060	$103,341
Derivative liabilities	17,923	31,029	43,310	92,262	14,429	35,362	46,970	96,761	19,260	37,103	50,400	106,763

Note 7 Deposits

The following table details our deposit liabilities:

	As at
	January 31, 2013				October 31, 2012
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$107,152	$14,641	$62,537	$184,330	$104,079	$13,893	$61,530	$179,502
Business and government	130,818	1,361	181,077	313,256	128,943	1,393	182,546	312,882
Bank	4,149	8	12,918	17,075	4,621	18	11,196	15,835
	$242,119	$16,010	$256,532	$514,661	$237,643	$15,304	$255,272	$508,219
Non-interest-bearing (4)
Canada	$57,912	$137	$–	$58,049	$56,706	$82	$–	$56,788
United States	1,315	8	–	1,323	1,188	6	–	1,194
Europe (5)	3,344	1	–	3,345	3,935	1	–	3,936
Other International	3,657	411	–	4,068	3,332	439	–	3,771
Interest-bearing (4)
Canada	143,362	11,742	208,543	363,647	136,703	11,024	204,507	352,234
United States	3,116	566	33,262	36,944	3,410	584	33,303	37,297
Europe (5)	26,250	59	8,267	34,576	29,143	50	10,072	39,265
Other International	3,163	3,086	6,460	12,709	3,226	3,118	7,390	13,734
	$242,119	$16,010	$256,532	$514,661	$237,643	$15,304	$255,272	$508,219

Royal Bank of Canada        First Quarter 2013        59

	As at January 31, 2012
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total
Personal	$99,486	$12,721	$59,897	$172,104
Business and government	108,269	1,617	190,214	300,100
Bank	4,570	23	13,030	17,623
	$212,325	$14,361	$263,141	$489,827
Non-interest-bearing (4)
Canada	$53,460	$155	$–	$53,615
United States	1,028	5	–	1,033
Europe (5)	2,600	–	–	2,600
Other International	3,220	568	–	3,788
Interest-bearing (4)
Canada	127,091	9,984	206,190	343,265
United States	3,380	703	36,516	40,599
Europe (5)	17,335	52	11,455	28,842
Other International	4,211	2,894	8,980	16,085
	$212,325	$14,361	$263,141	$489,827

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal. These deposits include both savings and chequing accounts.
(2)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. As at January 31, 2013, the balance of term deposits also include senior deposit notes we have issued to provide long-term funding of $112 billion (October 31, 2012 – $114 billion; January 31, 2012 – $108 billion).
(4)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized.
(5)	Europe includes the United Kingdom, Switzerland and the Channel Islands.

The following tables present the contractual maturities of our term deposit liabilities:

	As at
(Millions of Canadian dollars)	January 31 2013	October 31 2012	January 31 2012
Within 1 year:
less than 3 months	$60,496	$55,274	$72,368
3 to 6 months	20,072	22,493	18,358
6 to 12 months	41,245	43,286	32,770
1 to 2 years	51,959	49,920	51,673
2 to 3 years	24,731	24,011	27,750
3 to 4 years	21,250	21,134	21,806
4 to 5 years	16,877	18,568	20,978
Over 5 years	19,902	20,586	17,438
	$256,532	$255,272	$263,141
Aggregate amount of term deposits in denominations of $100,000 or more	$224,000	$223,000	$226,000

Note 8 Employee benefits – Pension and other post-employment benefits

We offer a number of defined benefits and defined contribution plans which provide pension and post-employment benefits to eligible employees. Expenses for these benefit plans are presented in the following table.

Pension and other post-employment benefit expense
	For the three months ended
	Pension plans			Other post-employment plans
(Millions of Canadian dollars)	January 31 2013	October 31 2012	January 31 2012	January 31 2013	October 31 2012	January 31 2012
Service cost	$73	$55	$56	$9	$5	$4
Interest cost	103	134	104	18	21	19
Expected return on plan assets	(135)	(153)	(122)	–	–	–
Amortization of net actuarial loss (gain)	12	10	–	1	1	–
Recognition of past service cost	–	1	–	–	–	–
Defined benefit pension expense	53	47	38	28	27	23
Defined contribution pension expense	35	25	28	–	–	–
	$88	$72	$66	$28	$27	$23

Pension and other post employment expense has increased compared to the prior quarter. Defined benefit pension expense increased primarily due to higher participation. Defined contribution pension expense increased due to increased benefits and participation.

60        Royal Bank of Canada        First Quarter 2013

Note 9 Significant capital and funding transactions

On November 1, 2012, we issued TT$300 million ($47 million) subordinated debentures in Trinidad and Tobago. The notes bear interest at a fixed rate of 4.75% per annum until their maturity on November 1, 2027.

On December 6, 2012, we also issued $2 billion of subordinated debentures. The notes bear interest at a fixed rate of 2.99% per annum until December 6, 2019 and at the three-month Banker’s acceptance rate plus 1.10% thereafter until their maturity on December 6, 2024.

The following table shows the common shares issued during the stated periods:

Common shares issued
	For the three months ended
	January 31 2013		October 31 2012		January 31 2012
(Millions of Canadian dollars, except number of shares)	Number of shares (Thousands)	Amount	Number of shares (Thousands)	Amount	Number of shares (Thousands)	Amount
Dividend reinvestment plan (1)	–	$–	–	$–	1,329	$59
Stock options exercised (2)	964	44	1,003	44	1,152	44
	964	$44	1,003	$44	2,481	$103

(1)	The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the three months ended January 31, 2013 and October 31, 2012, our DRIP’s requirements were satisfied through open market share purchases. During the three months ended January 31, 2012, our DRIP’s requirement was satisfied through treasury share issuances.
(2)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.

Note 10 Earnings per share

	For the three months ended
(Millions of Canadian dollars, except share and per share amounts)	January 31 2013	October 31 2012	January 31 2012
Basic earnings per share
Net Income	$2,070	$1,911	$1,855
Net loss from discontinued operations	–	–	(21)
Net income from continuing operations	2,070	1,911	1,876
Preferred share dividends	(65)	(65)	(64)
Net income attributable to non-controlling interest	(25)	(23)	(25)
Net income available to common shareholders from continuing operations	1,980	1,823	1,787
Weighted average number of common shares (in thousands)	1,445,489	1,444,189	1,439,252
Basic earnings (loss) per share
Continuing operations (in dollars)	$1.37	$1.26	$1.24
Discontinued operations (in dollars)	–	–	(0.01)
	$1.37	$1.26	$1.23
Diluted earnings per share
Net income available to common shareholders from continuing operations	$1,980	$1,823	$1,787
Dilutive impact of exchangeable shares	13	13	13
Net income from continuing operations available to common shareholders including dilutive impact of exchangeable shares	1,993	1,836	1,800
Net loss from discontinued operations available to common shareholders	–	–	(21)
Weighted average number of common shares (in thousands)	1,445,489	1,444,189	1,439,252
Stock options (1)	2,084	1,665	1,620
Issuable under other share-based compensation plans	203	394	526
Exchangeable shares (2)	21,554	23,056	26,129
Average number of diluted common shares (in thousands)	1,469,330	1,469,304	1,467,527
Diluted earnings (loss) per share
Continuing operations (in dollars)	$1.36	$1.25	$1.23
Discontinued operations (in dollars)	–	–	(0.01)
	$1.36	$1.25	$1.22

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. The following amounts were excluded from the calculations of diluted earnings per share: for the three months ended January 31, 2013 – nil average outstanding options; for the three months ended October 31, 2012 – 41,124 average outstanding options with an exercise price of $57.90; and for the three months ended January 31, 2012 – 7,680,583 average outstanding options with an exercise price of $53.95.
(2)	Includes exchangeable preferred shares and trust capital securities.

Royal Bank of Canada        First Quarter 2013        61

Note 11 Guarantees, commitments, pledged assets and contingencies

Guarantees and commitments

We utilize guarantees and other off-balance sheet credit instruments to meet the financing needs of our clients.

The table below summarizes our maximum exposure to credit losses related to our guarantees and commitments provided to third parties. The maximum exposure to credit risk relating to a guarantee is the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged. The maximum exposure to credit risk relating to a loan commitment is the full amount of the commitment. In both cases, the maximum risk exposure is significantly greater than the amount recognized as a liability in our Consolidated Balance Sheets.

	Maximum exposure to credit losses
	As at
(Millions of Canadian dollars)	January 31 2013	October 31 2012	January 31 2012
Financial guarantees
Financial standby letters of credit	$15,030	$14,683	$12,628
Commitments to extend credit
Backstop liquidity facilities	28,534	30,317	25,725
Credit enhancements	3,652	3,708	3,471
Documentary and commercial letters of credit	146	186	243
Other commitments to extend credit	100,854	94,198	77,026
Other commitments
Securities lending indemnifications (1)	61,372	56,141	59,456
Performance guarantees	5,182	5,396	4,913

(1)	For securities lending indemnifications prior to July 31, 2012, we were exposed to 50% of this amount through our former joint venture, RBC Dexia.

Pledged assets and collateral

In the ordinary course of business, we pledge assets and enter in collateral agreements with terms and conditions that are usual and customary to our regular lending, borrowing and trading activities recorded on our Consolidated Balance Sheets. The following are examples of our general terms and conditions on pledged assets and collateral:

•	The risks and rewards of the pledged assets reside with the pledgor.
•	The pledged asset is returned to the pledgor when the necessary conditions have been satisfied.
•	The right of the pledgee to sell or re-pledge the asset is dependent on the specific agreement under which the collateral is pledged.
•	If there is no default, the pledgee must return the comparable asset to the pledgor upon satisfaction of the obligation.

We are also required to provide intraday pledges to the Bank of Canada when we use the Large Value Transfer System (LVTS), which is a real-time electronic wire transfer system that continuously processes all Canadian dollar large-value or time-critical payments throughout the day. The pledged assets earmarked for LVTS activities are normally released back to us at the end of the settlement cycle each day. Therefore, the pledged assets amount is not included in the table below. For the quarter ended January 31, 2013, we had on average $2.7 billion of assets pledged intraday to the Bank of Canada on a daily basis (October 31, 2012 – $2.9 billion; January 31, 2012 – $3.4 billion). There are infrequent occasions where we are required to take an overnight advance from the Bank of Canada to cover a settlement requirement, in which case an equivalent value of the pledged assets would be used to secure the advance. There were no overnight advances taken on January 31, 2013, October 31, 2012, and January 31, 2012.

62        Royal Bank of Canada        First Quarter 2013

Note 11 Guarantees, commitments, pledged assets and contingencies (continued)

Details of assets pledged against liabilities and collateral assets held or re-pledged are shown in the following table:

	As at
(Millions of Canadian dollars)	January 31 2013	October 31 2012 (1)	January 31 2012 (1)
Sources of pledged assets and collateral
Bank assets
Cash and due from banks	$99	$94	$128
Interest-bearing deposits with banks	553	424	495
Cash collateral for securities borrowed	7,608	7,866	8,143
Loans	63,521	65,077	58,516
Securities	36,881	38,438	40,120
Other assets	17,034	19,411	15,125
	$125,696	$131,310	$122,527
Client securities
Collateral received and available-for-sale or re-pledging	$167,572	$159,745	$136,820
Less: not sold or re-pledged	(51,602)	(51,138)	(36,519)

	$115,970	$108,607	$100,301

	$241,666	$239,917	$222,828
Uses of pledged assets and collateral
Securities lent	$11,472	$12,957	$11,681
Securities borrowed	33,278	33,059	43,189
Obligations related to securities sold short	50,062	40,756	37,358
Obligations related to securities lent or sold under repurchase agreements	56,643	58,943	47,017
Securitization	50,829	51,959	48,155
Covered bonds	11,821	13,276	10,494
Derivative transactions	21,130	22,124	20,432
Foreign governments and central banks	2,150	2,608	2,512
Clearing systems, payment systems and depositories	4,281	4,235	1,959
Other	–	–	31
	$241,666	$239,917	$222,828

(1)	Certain amounts have been revised from results previously reported.

Litigation

We are a large global institution that is subject to many different complex legal and regulatory requirements. As a result, Royal Bank of Canada and its subsidiaries are and have been subject to a variety of claims and investigations in various jurisdictions. Management reviews the status of all proceedings on an ongoing basis and will exercise its judgment in resolving them in such manner as management believes to be in the Bank’s best interest. The following is a description of our significant legal proceedings. We are vigorously defending ourselves in each of these matters.

LIBOR Inquiries and Litigation

Various regulators and competition and enforcement authorities around the world, including in Canada, the UK, and the U.S., are conducting investigations related to certain past submissions made by panel banks in connection with the setting of the U.S. dollar London interbank offered rate (LIBOR). As Royal Bank of Canada is a member of certain LIBOR panels, including the U.S. dollar LIBOR panel, we have been the subject of regulatory demands for information and are cooperating with those investigations. In addition, Royal Bank of Canada and other U.S dollar panel banks have been named as defendants in private lawsuits filed in the U.S. with respect to the setting of LIBOR, including a number of class action lawsuits which have been consolidated before the U.S. District Court for the Southern District of New York. The complaints in those actions assert claims against us and other panel banks under various U.S. laws including U.S. antitrust laws, the U.S. Commodity Exchange Act, and state law. Based on the facts currently known, it is not possible at this time for us to predict the resolution of these regulatory investigations or private lawsuits, including the timing and potential impact on Royal Bank of Canada.

CFTC Litigation

Royal Bank of Canada is a defendant in a civil lawsuit brought by the Commodity Futures Trading Commission in the U.S. The lawsuit alleges that certain inter-affiliate transactions were improper wash trades and effected in a non competitive manner. Further, the complaint alleges that we wilfully made false, fictitious or fraudulent statements to the Chicago Mercantile Exchange about the manner in which we intended to, and did, structure these transactions. It is not possible to predict the outcome of these proceedings, nor the timing of their resolution; however, we strongly deny these allegations. At this time, management does not believe that the ultimate resolution of this matter will have a material adverse effect on our consolidated financial position or results of operations.

Wisconsin School Districts Litigation

Royal Bank of Canada is a defendant in a lawsuit relating to our role in transactions involving investments made by a number of Wisconsin school districts in certain collateralized debt obligations. These transactions were also the subject of a regulatory investigation. Despite reaching a settlement with the Securities and Exchange Commission in September 2011, which was paid to the school districts through a Fair Fund, the lawsuit is continuing. It is not possible to predict the ultimate outcome of these proceedings or the timing of their resolution; however, management believes the ultimate resolution of these proceedings will not have a material adverse effect on our consolidated financial position or results of operations.

Royal Bank of Canada        First Quarter 2013        63

Other Matters

We are a defendant in a number of other actions alleging that certain of our practices and actions were improper. The lawsuits involve a variety of complex issues and the timing of their resolution is varied and uncertain. Management believes that we will ultimately be successful in resolving these lawsuits, to the extent that we are able to assess them, without material financial impact to the Bank. This is, however, an area of significant judgment and the potential liability resulting from these lawsuits could be material to our results of operations in any particular period.

Various other legal proceedings are pending that challenge certain of our other practices or actions. We consider that the aggregate liability, to the extent that we are able to assess it, resulting from these other proceedings will not be material to our consolidated financial position or results of operations.

Note 12 Results by business segment

	For the three months ended January 31, 2013
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,314	$96	$–	$175	$738	$(38)	$3,285
Non-interest income	931	1,244	1,021	275	1,169	(15)	4,625
Total revenue	3,245	1,340	1,021	450	1,907	(53)	7,910
Provision for credit losses	241	–	–	–	109	(1)	349
Insurance policyholder benefits, claims and acquisition expense	–	–	705	–	–	–	705
Non-interest expense	1,493	1,023	135	341	1,051	8	4,051
Net income (loss) before income taxes	1,511	317	181	109	747	(60)	2,805
Income taxes (recoveries)	391	84	17	29	283	(69)	735
Net income from continuing operations	1,120	233	164	80	464	9	2,070
Net income from discontinued operations							–
Net income							$2,070
Non-interest expense includes:
Depreciation and amortization	$63	$33	$4	$15	$6	$126	$247
Impairment of goodwill and other intangibles	–	–	–	–	–	–	–
Total assets from continuing operations	$344,200	$20,500	$12,300	$84,300	$362,200	$14,100	$837,600
Total assets from operations that are now discontinued							–
Total assets							$837,600
Total liabilities from continuing operations	$343,000	$20,400	$12,300	$84,400	$362,000	$(31,600)	$790,500
Total liabilities from operations that are now discontinued							–
Total liabilities							$790,500

	For the three months ended October 31, 2012
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,302	$95	$–	$172	$663	$(57)	$3,175
Non-interest income	927	1,166	1,098	242	893	17	4,343
Total revenue	3,229	1,261	1,098	414	1,556	(40)	7,518
Provision for credit losses	298	–	–	–	63	1	362
Insurance policyholder benefits, claims and acquisition expense	–	–	770	–	–	–	770
Non-interest expense	1,526	972	134	316	916	9	3,873
Net income (loss) before income taxes	1,405	289	194	98	577	(50)	2,513
Income taxes (recoveries)	371	82	–	26	167	(44)	602
Net income from continuing operations	1,034	207	194	72	410	(6)	1,911
Net income from discontinued operations							–
Net income							$1,911
Non-interest expense includes:
Depreciation and amortization	$72	$33	$3	$15	$8	$133	$264
Impairment of goodwill and other intangibles	–	–	–	–	–	–	–
Total assets from continuing operations	$343,100	$22,000	$12,300	$77,200	$355,200	$15,300	$825,100
Total assets from operations that are now discontinued							–
Total assets							$825,100
Total liabilities from continuing operations	$342,000	$22,000	$12,400	$77,300	$355,100	$(29,700)	$779,100
Total liabilities from operations that are now discontinued							–
Total liabilities							$779,100

64        Royal Bank of Canada        First Quarter 2013

Note 12 Results by business segment (continued)

	For the three months ended January 31, 2012
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,203	$102	$–	$180	$604	$(86)	$3,003
Non-interest income	883	1,086	1,550	145	859	48	4,571
Total revenue	3,086	1,188	1,550	325	1,463	(38)	7,574
Provision for credit losses	251	–	–	–	17	(1)	267
Insurance policyholder benefits, claims and acquisition expense	–	–	1,211	–	–	–	1,211
Non-interest expense	1,454	939	129	214	930	5	3,671
Net income (loss) before income taxes	1,381	249	210	111	516	(42)	2,425
Income taxes (recoveries)	369	61	20	28	145	(74)	549
Net income from continuing operations	1,012	188	190	83	371	32	1,876
Net income from discontinued operations							(21)
Net income							$1,855
Non-interest expense includes:
Depreciation and amortization	$58	$33	$4	$18	$7	$110	$230
Impairment of goodwill and other intangibles	–	–	–	–	–	–	–
Total assets from continuing operations	$324,400	$23,600	$11,800	$70,700	$342,200	$16,000	$788,700
Total assets from operations that are now discontinued							26,300
Total assets							$815,000
Total liabilities from continuing operations	$323,200	$23,600	$11,800	$70,800	$342,200	$(18,800)	$752,800
Total liabilities from operations that are now discontinued							19,500
Total liabilities							$772,300

(1)	Inter-segment revenue and share of profits in associates are not material.
(2)	Interest revenue is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Taxable equivalent basis (Teb). The Teb adjustment for the three months ended January 31, 2013 was $90 million (October 31, 2012 – $104 million; January 31, 2012 – $121 million).

Note 13 Capital management

Regulatory capital and capital ratios

Effective this quarter, we are required to calculate our capital ratios and Assets-to-capital multiple using the Basel III framework. Under Basel III, regulatory capital includes Common Equity Tier 1 (CET1), Tier 1 and Tier 2 capital. Common Equity Tier 1 capital mainly consists of common shares, retained earnings and other components of equity. Regulatory adjustments under Basel III expanded to include full deductions of intangibles (excluding mortgage servicing rights), certain deferred tax assets, defined benefit pension fund assets and liabilities, and non-significant investments in banking, financial and insurance entities. Tier 1 capital was redefined and is comprised predominantly CET1, with additional items that consists of capital instruments such as certain preferred shares, and certain non-controlling interests in subsidiaries. Tier 2 capital includes subordinated debentures that meet certain criteria and certain loan loss allowances. Total Capital is the sum of CET1, Tier 1 and Tier 2 capital. Regulatory capital ratios are calculated by dividing CET1, Tier 1 and Total capital by risk-weighted assets.

The Office of the Superintendent of Financial Institutions Canada (OSFI) formally establishes risk-based capital targets for deposit-taking institutions in Canada. These expected targets are currently a CET1 ratio of greater than or equal to 7%, a Tier 1 capital ratio of greater than or equal to 6% and a Total capital ratio of greater than or equal to 8%. In addition, Canadian banks are required to ensure that their Assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum level prescribed by OSFI. During the first quarter of 2013, we have complied with all capital requirements imposed by OSFI.

	Basel III		Basel II
			As at
(Millions of Canadian dollars, except percentage and multiple amounts)	January 31 2013		October 31 2012		January 31 2012
Capital
Common equity Tier 1 capital	$28,115		$ n.a	.	$	n.a	.
Tier 1 capital	34,769		36,807			34,727
Total capital	43,287		42,347			41,462
Risk-weighted assets
Credit risk	$223,318		$209,559			$211,604
Market risk	38,099		30,109			33,549
Operational risk	41,711		40,941			40,355
Total risk-weighted assets	$303,128		$280,609			$285,508
Capital ratios and multiples
Common Equity Tier 1 ratio	9.3%		n.a.			n.a.
Tier 1 capital ratio	11.5%		13.1%			12.2%
Total capital ratio	14.3%		15.1%			14.5%
Assets-to-capital multiple (1)	16.2	X	16.7	X		16.6	X

(1)	Effective the first quarter of 2013, Assets-to-capital multiple is calculated on a transitional basis as per OSFI guidelines. The transitional methodology is defined as capital calculated according to the current year’s phase-in of regulatory adjustments and phase-out of non-qualifying capital instruments.
n.a	not applicable

Royal Bank of Canada        First Quarter 2013        65

Note 14 Subsequent events

Canadian auto finance and deposit business of Ally Financial Inc.

On February 1, 2013, we completed the acquisition of 100% of the shares of the Canadian auto finance and deposit business of Ally Financial Inc. for cash consideration of $3.7 billion. Ally’s Canadian operations provide financial services, including floor plan financing, directly to auto dealers and also offer financing for consumers through dealerships. The acquisition adds scale to our existing consumer and commercial auto financing business. We have not finalized the initial accounting for the business combination as the valuation of the assets and liabilities assumed has not been completed.

Redemption of subordinated debentures

On February 11, 2013, we announced our intention to redeem all $1 billion outstanding 4.84% subordinated debentures due on March 11, 2018 for 100% of their principal amount plus accrued interest to the redemption date. The redemption will occur on March 13, 2013.

66        Royal Bank of Canada        First Quarter 2013

Shareholder Information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 1-888-212-5533

Fax: 416-955-7800

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust Company of

Canada

1500 University Street

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 514-982-7580

website: computershare.com\rbc

Co-Transfer Agent (U.S.):

Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.A.

Co-Transfer Agent (U.K.):

Computershare Investor Services

PLC

Securities Services – Registrars

P.O. Box 82, The Pavilions,

Bridgwater Road,

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock

Exchange (TSX)

U.S. – New York Stock Exchange

(NYSE)

Switzerland – Swiss Exchange

(SIX)

All preferred shares are listed on the TSX.

Valuation day price

For capital gains purposes, the

Valuation Day (December 22,

1971) cost base for our common

shares is $7.38 per share. This

amount has been adjusted to

reflect the two-for-one share split

of March 1981 and the two-for-

one share split of February 1990.

The one-for-one share dividends

paid in October 2000 and April

2006 did not affect the Valuation

Day value for our common

shares.

Shareholder contacts

For dividend information, change

in share registration or address, lost stock certificates, tax forms,

estate transfers or dividend

reinvestment, please contact:

Computershare Trust Company of

Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Financial analysts, portfolio managers, institutional investors

For financial information inquiries, please contact: Investor Relations

Royal Bank of Canada

200 Bay Street

4th Floor, North Tower

Toronto, Ontario M5J 2W7

Canada

Tel: 416-955-7802

Fax: 416-955-7800

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the U.S. may have their RBC common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Eligible dividend designation

For purposes of the enhanced

dividend tax credit rules

contained in the Income Tax Act

(Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common and preferred shares

after December 31, 2005, are

designated as “eligible

dividends.”

Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Common share repurchases

We are engaged in a Normal Course Issuer Bid (NCIB). During the one-year period commencing November 1, 2012, we may repurchase for cancellation, up to 30 million common shares in the open market at market prices. We determine the amount and timing of the purchases under the NCIB, subject to prior consultation with the Office of the Superintendent of Financial Institutions Canada (OSFI).

A copy of our Notice of Intention to file a NCIB may be obtained, without charge, by contacting our Corporate Secretary at our Toronto mailing address.

2013 Quarterly earnings release dates

First quarter            February 28

Second quarter      May 30

Third quarter          August 29

Fourth quarter        December 5

Bristol BS99 7NH U.K.

    Fax: 1-888-453-0330 (Canada and

    the U.S.) or 416-263-9394

    (International)

    email: service@computershare.com

    For other shareholder inquiries,

    please contact:

    Shareholder Relations

    Royal Bank of Canada

    200 Bay Street

    9th Floor, South Tower

    Toronto, Ontario M5J 2J5

    Canada

    Tel: 416-955-7806

    Fax: 416-974-3535

Dividend dates for 2013
Subject to approval by the Board of Directors
		Ex-dividend dates	Record dates	Payment dates
	Common and preferred shares series W, AA, AB, AC, AD, AE, AF, AG, AH, AJ, AL, AN, AP, AR, AT, AV and AX	January 22 April 23 July 23 October 22	January 24 April 25 July 25 October 24	February 22 May 24 August 23 November 22

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC, RBC INSURANCE and RBC INVESTOR SERVICES which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders.